Form 20-F
period 2025-03-31
Bluemount Holdings Ltd
filed 2025-08-15
CIK 2027815

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ________ to ________

Commission file number: 001-42739

Bluemount Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

__________________________________________

Cayman Islands	6199	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Room 1007, 10/F, Capital Centre
151 Gloucester Road
Wan Chai, Hong Kong
+852 2137 2688
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class B ordinary shares, par value $0.0001 per share	BMHL	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 25,000,000 Class B Ordinary Shares issued and outstanding as of March 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

*	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

3

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

•	“$” or “US$” or “U.S. dollars” refers to the legal currency of the United States;

•	“AUM” refers to the amount of assets under management;

•	“B2C” means “business to consumer” and refers to business or transactions conducted directly between a company and consumers who are the end-users of its products or services;

•	“B2C Merchandise Business” means our merchandise sales business which we sell authentic luxury goods to buyers;

•	“BSS” refers to the Broker Supplied System, being a front office solution either developed in-house by the Stock Exchange Participant or a third-party software package acquired from commercial vendors, enabling the Stock Exchange Participant to connect its trading facilities to the Open Gateway to conduct trading;

•	“China” or the “PRC” refers to the mainland of the People’s Republic of China, Hong Kong and Macau;

•	“CFA Code” refers to the CFA Institute Code of ethics and Standards of Professional Conduct;

•	“Class A Ordinary Shares” refers to the Class A ordinary shares, par value $0.0001 per share, of Bluemount Holdings Limited;

•	“Class B Ordinary Shares” refers to the Class B ordinary shares, par value $0.0001 per share, of Bluemount Holdings Limited, the shares being offered in this offering;

•	“Code of Conduct” refers to the Code of Conduct for Persons Licensed by or Registered with the HKSFC;

•	“GEM Listing Rules” refers to the Rules Governing the Listing of Securities on GEM, as amended, supplemented or otherwise modified from time to time.

•	“HKD”, “HK$” or “HK Dollar” refers the legal currency of Hong Kong;

•	“Hong Kong laws” refers to all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law in Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“HKSCC” refers to the Hong Kong Securities Clearing Company Limited;

•	“HKSFC” refers to the Securities and Futures Commission of Hong Kong;

•	“Listing Rules” refers to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong, as amended, supplemented or otherwise modified from time to time.

•	“mainland China” refers to the mainland of the People’s Republic of China, which excludes Hong Kong, Macau and Taiwan;

•	“PRC government” or “PRC authorities”, or variations of such words or similar expressions, refer to the central, provincial, and local governments of all levels in mainland China, including regulatory and administrative authorities, agencies and commissions, or any court, tribunal or any other judicial or arbitral body in mainland China;

•	“PRC laws” refers to all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law in mainland China;

•	“RMB” or “Renminbi” refers to the legal currency of mainland China;

•	“Stock Exchange” refers to the Stock Exchange of Hong Kong Limited;

•	“shares”, “Shares”, or “Ordinary Shares” refer to the Class A ordinary shares and Class B ordinary shares of Bluemount Holdings Limited, par value of US$0.0001 per share; and

•	“we”, “us”, the “Company”, or “Bluemount Cayman” in this annual report refers to Bluemount Holdings Limited, a Cayman Islands company and its subsidiaries, unless the context otherwise indicates.

Bluemount Cayman is a holding company with all operations conducted in Hong Kong through its Operating Subsidiaries. The Operating Subsidiaries’ reporting currency is HK$.

Our reporting currency and our functional currency is HK$. This annual report contains translations of HK$ amounts into US$ at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from HK$ to US$ in this annual report were made at a rate of HK$7.80 to US$1.00. We make no representation that any HK$ could have been, or could be, converted into US$, as the case may be, at any particular rate, at the rates state below, or at all. On March 31, 2025, the exchange rate was HK$7.80 to US$1.00. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” and “Item 5. Operating and Financial Review and Prospects.” These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements.

The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, similar expressions or other comparable terminology intended to identify statements about the future. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include statements relating to:

●	our goals and growth strategies

●	our future business development, financial condition and results of operation;

●	our expectations regarding demand for and market acceptance of our services;

●	our expectations regarding our relationships with our investors and borrowers;

●	competition in our industry;

●	relevant government policies, laws and regulations relating to our industry;

●	continued market acceptance of our services and products;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	fluctuations in operating results;

●	inflation and fluctuations in foreign currency exchange rates;

●	dependence on our senior management and key employees;

●	our ability to continue to develop new technologies and/or upgrade our existing technologies;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	capabilities of our business operations;

●	changes in general economic, business and industry conditions; and

●	other risks and uncertainties indicated in this annual report, including those set forth in “Item 3. Key Information—D. Risk Factors.”

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

We do not have any material operations of our own and we are a holding company with operations conducted in Hong Kong through our Hong Kong subsidiaries using Hong Kong dollars, the currency of Hong Kong. Our reporting currency is Hong Kong dollars. This Annual Report on Form 20-F contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. All translations of Hong Kong dollars are calculated at the rate of US$1.00=HKD7.80. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable for annual reports on Form 20-F.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for annual reports on Form 20-F.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and indebtedness.

Not applicable for annual reports on Form 20-F.

C. Reasons for the offer and use of proceeds.

Not applicable for annual reports on Form 20-F.

D. Risk factors.

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report. Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this Annual Report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

Our consulting and advisory business segment may face risks of fee non-payment, clients may seek to renegotiate existing fees and contract arrangements, and may not accept billable rate or price increases, which could result in loss of engagements, fee write-offs, reduced revenues and less profitable business.

In some cases, our consulting and advisory business segment are engaged by certain clients who are or anticipate experiencing financial distress or are facing complex challenges, are engaging in litigation or regulatory or judicial proceedings, or are facing foreclosure of collateral or liquidation of assets. This may be due to general economic conditions; lingering effects of past economic slowdowns or recession; or business- or operations-specific reasons. Such clients may not have sufficient funds to continue operations or to pay for our services. We typically do not receive retainers before we begin performing services on a client’s behalf in connection with a significant number of engagements in our segments. In the cases where we have received retainers, we cannot assure the retainers will adequately cover our fees for the services we perform on behalf of these clients.

We may receive requests to discount our fees or to negotiate lower rates for our services and to agree to contract terms relative to the scope of services and other terms that may limit the size of an engagement or our ability to pass-through costs. We consider these requests on a case-by-case basis. We routinely receive these types of requests and expect this to continue in the future. In addition, our clients and prospective clients may not accept rate increases that we put into effect or plan to implement in the future. Fee discounts, pressure not to increase or pressure to decrease our rates, and less advantageous contract terms could result in the loss of clients, lower revenues and operating income, higher costs and less profitable engagements. More discounts or write-offs than we expect in any period would have a negative impact on our results of operations. There is no assurance that significant client engagements will be renewed or replaced in a timely manner or at all, or that they will generate the same volume of work or revenues or be as profitable as past engagements.

Certain clients prefer fixed and other alternative fee arrangements that place revenue ceilings or other limitations on our fee structure or may shift more of our revenue-generating potential to back-end contingent and success fee arrangements. With respect to such alternative fee arrangements, we may discount our rates initially, which could mean that the cost of providing services exceeds the fees collected by our subsidiary during all or a portion of the term of the engagement. In such cases, our subsidiary’s failure to manage the engagement efficiently or collect the success or performance fees could expose our subsidiary to a greater risk of loss on such engagement than other fee arrangements or may cause variations in the Company’s revenues and operating results due to the timing of achievement of the performance-based criteria, if achieved at all. A segment’s ability to service clients with these fee arrangements at a cost that does not directly correlate to time and materials may negatively impact or result in a loss of the profitability of such engagements, adversely affecting the financial results of the segment.

We may not manage our growth effectively, and our profitability may suffer.

We experience fluctuations in growth of our different consulting and advisory segments, practices and services, including periods of rapid or declining growth. Periods of rapid expansion may strain our management team or human resources and information systems. To manage growth successfully, we may need to add qualified managers and employees and periodically update our operating, financial and other systems, as well as our internal procedures and controls. We also must effectively motivate, train and manage a larger professional staff. If we fail to add or retain qualified managers, employees and contractors when needed, estimate costs, or otherwise manage our growth effectively, our business, financial results and financial condition may suffer.

We cannot assure that we can successfully manage growth through acquisitions and the integration of the companies and assets we acquire or that they will result in the financial, operational and other benefits that we anticipate. Some acquisitions may not be immediately accretive to earnings, and some expansion may result in significant expenditures.

In periods of declining growth, underutilized employees and contractors may result in expenses and costs being a greater percentage of revenues. In such situations, we will have to weigh the benefits of decreasing our workforce or limiting our service offerings and saving costs against the detriment that the Company could experience from losing valued professionals and their industry expertise and clients.

Our Commodity Trading Business Segment depends on its ability to maintain stable and adequate supply of inventories to meet consumer demand for its products, which may be subject to its ability to maintain an optimal level of inventories and its ability to obtain sufficient quantities of inventory for sale to its customers in a timely manner or at acceptable prices.

Maintaining an optimal level of inventories is important to the Group’s business. The Group believes that its inventory level and the supply of inventory from suppliers allow it to respond to customer demand effectively.

For years ended March 31, 2023, 2024 and 2025, there were no provision for slow-moving inventories, inventories written off and other costs of the Group.

The aggregate amounts of inventories on the counterfeit products, damaged products, goods being stolen, gifts or other products written off by the Group during the years ended March 31, 2023, 2024 and 2025 were nil.

The inventories of our Group are mainly supplied by watch dealers in Hong Kong. Notwithstanding that the Group does not rely on any particular supplier to supply the luxury branded timepieces to the Group to maintain its operation, the Group must obtain from its suppliers sufficient quantities and varieties of the luxury branded timepieces at acceptable prices and in a timely manner. As a common practice in the industry, to maintain flexibility, the Group does not have any long term supply agreements with its suppliers, but instead, the Group works on an order-by-order basis. Unfavorable fluctuations in the prices, quantities, quality and availability of luxury branded timepieces could have a negative effect on the Group’s profit margins and its ability to meet the demands of its customers.

The business and reputation of the Group would be adversely impacted in the event of the non-compliance of the Group’s internal control guidelines and failure of the product examination process under the Commodity Trading Business Segment.

The Group relies upon the ability, experience and reliability of its staff in verifying the genuineness of the luxury branded timepieces supplied by its suppliers as well as preventing from purchasing stolen goods from suppliers. Although the Group has designed and implemented a set of internal control guidelines in respect of verifying and purchasing luxury branded timepieces, there is no assurance that the implementation of the Group’s internal control guidelines would successfully prevent purchasing or selling of stolen, forgeries, counterfeit or any other illegal products. The luxury timepiece market is plagued by counterfeit products, which can be difficult to identify, especially for inexperienced buyers. Counterfeit watches not only harm the reputation of luxury brands but also pose financial risks to us who unknowingly purchase and sell counterfeit goods. Authenticating luxury timepieces can be a complex and time-consuming process. We need to have extensive knowledge of the specific brand, model, materials, and craftsmanship to accurately assess the authenticity of a watch. Failure to authenticate a watch correctly can result in financial losses and damage to our reputation.

As confirmed by our management, no counterfeit products were found the years ended March 31, 2023, 2024 and 2025. For the years ended March 31, 2023, 2024 and 2025, there were no amounts of counterfeit products written. If the Group unwittingly purchased stolen, forgeries, counterfeit or any other illegal products, such products would be written-off from its inventories and the financial results of the Group would be adversely affected. In addition, the success of the Group’s business relies heavily on its reputation, if it is discovered that the products sold by the Group are stolen, forgeries, counterfeit or are otherwise illegal, it is possible that not only the Group may face liabilities thereof, but the Group’s reputation will also be adversely affected.

We are subject to market and price volatility risks for our Commodity Trading Business Segment.

The luxury timepiece market is subject to significant fluctuations in demand, trends, and consumer preferences, impacting market stability. Changes in the economy, geopolitical events, and shifts in consumer behavior can lead to unpredictable market conditions. We face challenges in accurately predicting market trends and adjusting their inventory accordingly, which can result in inventory stagnation or missed opportunities. The prices of luxury watches can also experience significant volatility, especially for limited-edition or highly sought-after models, influenced by factors such as scarcity, brand reputation, market demand, and condition. Moreover, international trading of luxury timepieces involves currency exchange, which exposes us to the risk of exchange rate fluctuations. Changes in exchange rates can impact the cost of purchasing inventory, profit margins, and overall profitability.

The Group relies on key management and senior and experienced sales personnel under the Commodity Trading Business Segment and its business may be adversely affected if the Group cannot recruit and retain talent personnel and suitable staff for its operation.

The Group maintains an experienced and stable management and senior sales team. The Group’s success has been, and will continue to be, dependent upon the strategies and vision of its key management team and the experienced sales team. Most of them have played a pivotal role in the Group’s daily operation and are responsible for formulating strategies to deal with the changing market environment.

At the same time, the Group’s continued growth also depends in part on its ability to recruit and retain suitable staff. As confirmed by the Directors, all of the Group’s staff who are experienced in identifying counterfeit products were trained by the Group through its internal training courses given by the chief marketing officer and district managers and there were no difficulties for the Group to maintain a level of suitable staff during the Track Record Period. As at March 31, 2023, 2024 and 2025, the Group had approximately 2, 2 and 2, respectively, designated staff who have knowledge in product examination to identify counterfeit products and responsible for purchasing products from suppliers. For the three years ended March 31, 2023, 2024 and 2025, the number of employees who were experienced in identifying counterfeit products that had left the Group were nil, nil and nil, respectively, and the number of employees who were internally trained by the Group and became experienced in identifying counterfeit products were 2, 2 and 2 for the three years ended March 31, 2023, 2024 and 2025, respectively. However, as the Group intends to expand its retail network, the Group may need to externally hire experienced employees who have the requisite knowledge in respect of examining the luxury branded products in order to operate the business of the Group.

Any unanticipated departure of the key management and senior sales personnel with significant knowledge and experience in the luxury branded timepieces retail sector in Hong Kong of the Group could have a material adverse impact on the Group’s business. The Group cannot assure that it will be able to manage its expansion by retaining its existing executives and other experienced personnel and/or by recruiting additional suitable employees with significant knowledge and experience in the luxury branded timepieces retail sector in Hong Kong as competition for such personnel is and is likely to continue to be intensive.

In addition, the Group has seen an increasing trend in staff costs in Hong Kong recently, which has had a direct impact on its staff costs. The Group may need to offer better compensation and other benefits in order to attract and retain key personnel in the future and that may materially affect its costs and profitability. The Group cannot assure that it will have the resources to fully satisfy its staffing needs as the Group continues to grow its business in the future or that its operating expenses will not significantly increase.

Reliance on retail sales in Hong Kong under the Commodity Trading Business Segment.

Hong Kong is the Group’s principal market, making it critical for the Group’s overall operation and profitability. For the three years ended March 31, 2023, 2024 and 2025, all of the gross sales proceeds were derived from Hong Kong. Our management anticipate that income derived in Hong Kong will continue to be the Group’s principal source of income in the near future. However, as the luxury branded timepieces retail industry in Hong Kong is affected by the size of and purchasing power of its population, the general state of its economy and the number and spending of its visitors, the Group will be exposed to changes in economic, political and social conditions in Hong Kong. Any adverse change in the economic environment of Hong Kong may adversely affect the business, operational results, and financial position of the Group.

Reliance on products of certain brands under the Commodity Trading Business Segment.

The success of the Group relies on products of certain brands. As of March 31, 2023, 2024 and 2025, the number of top three brands of timepieces held in the inventories of the Group was equivalent to 13.04%, 100% and 100%, of the Group’s total number of timepieces, respectively, and was equivalent to approximately 64.07%, 100% and 100%, of the Group’s total value of timepieces of the respective years. These three brands were Patek Philippe, Audemars Piguet and Richard Mille. The supply and demand of the products of popular brands sold by the Group may vary from time to time, depending on factors including but not limited to fashion trend, brand images and economic conditions. The Group cannot assure that it can successfully identify, forecast or respond to these changes and maintain an optimal level of the products of the popular brands. If the Group fails to source products of the current popular brands, or if the Group fails to identify, or forecast, and respond to changes in the popular brands, it could lead to lower sales, excess inventories and high markdowns and the Group may suffer an adverse impact on its profitability.

Seasonality under the Commodity Trading Business Segment.

The Group’s revenue is affected by seasonality factor. The Group experiences higher sales between October and February (the “Peak Period”) in anticipation of the increase in the number of tourists and local consumption during National Day, Christmas and Lunar New Year holidays. As a result of these fluctuations, comparisons of sales and operating results between different periods within a single financial year, or between different periods in different financial years, are not necessarily meaningful and cannot be relied on as indicators of the Group’s performance. In addition, the Group will suffer greater adverse impact on its profitability if its operation is disrupted or affected by infectious disease outbreaks and other unpredictable events taking place during the Peak Period.

The Group operates in a low entry barriers and competitive market under the Commodity Trading Business Segment which may result in lower profit margins, etc.

The luxury branded products retail industry in Hong Kong is competitive with no practical barriers to entry. Moreover, our management considers that the entry barriers to the luxury branded timepieces retail industry are rather low. The Group experiences competition from retail vendors that has physical locations in the geographical markets where its customers could also shop for luxury branded products. The Group expects to face additional competition in the markets which the Group currently operates or plans to enter. The Group can also face additional competitions with new retail vendors primarily for luxury branded products. Some of the Group’s competitors may have more financial and human resources, access to attractive retail shops locations, more competitive pricing strategies or closer relationships with suppliers, brand companies or customers. A number of different competitive factors could have a material adverse effect on the Group’s operational results and financial condition. Competition may lead to, among other things, lower selling price for the products of the Group, higher purchase costs for the products of the Group, and lower sales, all of which could have a material adverse impact on the Group’s results of operation and financial condition and lower its profit margins.

The authorized distributors and luxury wholesalers and individuals, being the suppliers of the Group, may become competitors of the Group. Should any of them become competitors of the Group in the future, they may develop reputation in selling the luxury branded products in competition with the business of the Group, which may decrease the market share of the Group. Further, they may reduce or discontinue the supply of products to the Group if they perceive the Group as a competitive threat with regard to sales of luxury branded products to their customers. As a result of these factors, the Group expects that the competitive pressures it faces may intensify and may result in price reductions, reduced margins and loss of market share.

Import tariffs and sales tax under the Commodity Trading Business Segment.

At present, there is no import tariff, sales tax or other tax on the luxury branded products which are being sold by the Group in Hong Kong. If Hong Kong were to introduce or impose import tariffs, sales tax or other tax on those products, the Directors anticipate that the relevant profit margin of the Group may be reduced. Such introduction of tariff or tax may also result in a corresponding increase of the price of those products and could eventually lead to a decrease in customers’ demand for luxury branded timepieces. All these could have an adverse impact on the performance and profitability of the Group.

We receive a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of our major customers would result in lower revenues and could harm our business.

Our future success is dependent on establishing and maintaining successful relationships with a diverse set of customers. We currently receive a significant portion of our revenues from a limited number of customers. Prince Luxury Limited from our trading of timepieces segment accounted for 0.76%, 40.45% and 60.61% of our revenue for the years ended March 31, 2023, 2024 and 2025 respectively, Fuka Meito (Hong Kong) Limited from our consulting and advisory segment accounted for 66.54%, and Total Fortune Holdings Limited from our trading of timepieces segment accounted for 18.52% of our revenue for the year ended March 31, 2023. It is likely that we will continue to be dependent upon a limited number of customers for a significant portion of our total revenues for the foreseeable future. The loss of one or more key customers would reduce our revenues. If we fail to maintain existing customers or develop relationships with new customers, our business would be harmed.

Our business performance is highly influenced by the conditions of capital market in Hong Kong.

A significant part of our business operations were concentrated in the capital market sector in Hong Kong during the years ended March 31, 2023, 2024 and 2025 and up to the date of this annual report. Any material deterioration in the financial and economic conditions of the capital market in Hong Kong could materially and adversely affect our business and prospects. The Hong Kong corporate finance market is susceptible to changes in the global as well as domestic economic, social and political conditions including, without limitation, interest rate fluctuations, volatility of foreign currency exchange rates, monetary policy changes, outcome of the Sino-US trade dispute, the U.S. interest rate outlook, social unrest in Hong Kong and legal and regulatory changes. When there are unfavorable changes to the global or local market conditions, the capital market in Hong Kong may experience negative fluctuations in its performance. It may directly affect the demand for our services, our pricing strategies, the level of our business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and results of operations.

We operate in a heavily regulated industry, and are subject to extensive and evolving regulatory requirements in the jurisdictions in which we operate.

The corporate finance services industry in which we operate is highly regulated and any material changes to the laws and regulations applicable to us could significantly affect our operations. We cannot assure you that the business model and operations we currently have in place would be in compliance with any changes or updates to the regulatory requirements. Costs of compliance could increase and our fee structure may have to be adjusted. If capital ratio requirements increase and certain products or activities are subject to limitations, the range of services we offer could be restricted, and revenue growth and profitability could be materially and adversely impacted. Moreover, our licensed entity is under the supervision and monitoring of the HKSFC and the Stock Exchange and must remain fit and proper to the satisfaction of the regulators in order to retain its license(s). The HKSFC may also conduct regulatory inspections and investigations on our business activities from time to time. Any non-compliance with applicable laws, regulations, guidance or codes or any negative findings made by the regulators may result in (i) fines, deterrent penalties, disciplinary actions against us, our Responsible Officers, Licensed Representatives or any of our personnel; or (ii) suspension or revocation of some or all of (a) our registrations or licenses for carrying on our business activities; or (b) the approvals or licenses granted to our personnel enabling them to carry out their responsibilities in our Group.

For instance, conditions may be imposed on our licenses restricting us to carry on our business or our Responsible Officers or Licensed Representatives may be banned from the industry, for a specific period of time. Accordingly, our business operation, reputation, financial condition and results of operations might be materially and adversely affected.

Our future financial performance and ability to succeed may be difficult to predict given that our operating history in the corporate finance services industry in Hong Kong is relatively short.

Our future revenues and cash flows may fluctuate significantly given that our operating history in the corporate finance services industry in Hong Kong is relatively short, rendering it difficult to predict our results of operations and prospects. We started to provide corporate advisory services, including placing agent services in November 2016 and we commenced to provide assets management services to our clients in November 2016.

We only have a limited operating history with regards to such business upon which an evaluation of our annual report can be based. Such prospects must be considered in light of the risks, expenses and difficulties encountered by any new company. Such risks include our continued market acceptance as a reliable and attentive corporate finance service provider, ability to develop our business scale, and potential competition from our competitors. There is no assurance that we will sustain profitability or positive cash flow from our existing operations or from any expanded or new operations, nor that we will be able, upon the completion of the offering, to expand operations beyond our current level.

Changes in capital markets, M&A activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for one or more of our consulting and advisory business segment or practice offerings or services, in which case our revenues and profitability could decline.

Different Hong Kong and/or international factors outside of our control could affect demand for a segment’s practices and our services. These include: (i) fluctuations in Hong Kong and/or global economies, including economic downturns or recessions and the strength and rate of any general economic recoveries; (ii) Hong Kong or global financial markets and the availability, costs, and terms of credit and credit modifications, including interest levels and inflationary pressures; (iii) level of leverage incurred by countries or businesses; (iv) M&A activity; (v) frequency and complexity of significant commercial litigation; (vi) overexpansion by businesses causing financial difficulties; (vii) business and management crises, including the occurrence of alleged fraudulent or illegal activities and practices; (viii) new and complex laws and regulations, repeals of existing laws and regulations or changes of enforcement of laws, rules and regulations, including antitrust/competition reviews of proposed M&A transactions; (ix) other economic, geographic or political factors, including wars and other geopolitical conflicts; (x) widespread public health crises, including epidemics and pandemics and government restrictions or regulations enacted in response thereto, or employees’ refusal to adhere to such restrictions; and (xi) general business or other conditions in Hong Kong and other jurisdictions in which we conduct business or our employee population resides.

We are not able to predict the positive or negative effects that future events or changes to Hong Kong or global economies will have on our business or the business of any particular segment or practice. Fluctuations, changes and disruptions in financial, credit, M&A and other markets, political instability, significant geopolitical conflicts and general business factors could impact various segments’ operations and could affect such operations differently. Changes to factors described above, as well as other events, including by way of example, contractions of regional economies, or the economy of a particular country, trade restrictions, sanctions, prohibitions or restrictions, or laws, regulations, or other conditions or limitations, on conducting business in certain geographies or with certain persons or governments or authorities, monetary systems, banking, real estate and retail or other industries; government shutdowns; inflation and interest rate fluctuations; debt or credit difficulties or defaults by businesses or countries; new, repeals of or changes to laws and regulations, including changes to the bankruptcy and competition laws of Hong Kong or other countries; tort reform; banking reform; a decline in the implementation or adoption of new laws or regulations, or in government enforcement, litigation or monetary damages or remedies that are sought; climate change; or political instability and wars may have adverse effects on one or more of our segments or service, practice or industry offerings.

We face fierce competition in the corporate finance services industry in Hong Kong and may lose our competitive edge to our competitors.

The financial services industry in Hong Kong in which we operate is intensely competitive, highly fragmented, and subject to rapid change, and we expect it to remain so. As of July 31, 2025, there were 612 trading right holders registered in the Hong Kong Exchanges and Clearing Limited, which comprised 519 trading Exchange Participants, 82 non-trading Exchange Participants and 11 non-exchange participants. On the other hand, there were 1,491, 1,880 and 2,085 corporations licensed to carry on Type 1 (dealing in securities), Type 4 (advising on securities) and Type 9 (asset management) regulated activities under the Securities and Future Ordinance (Cap.571) (“SFO”), respectively, according to market and industry statistics published on the HKSFC’s website. Our larger competitors may have advantages over us such as having better brand recognition and reputation in the market, larger client base, wider range of value-adding services, stronger human and financial resources, longer operating histories, and operational presence in more geographic locations. We also face competition from local medium and small-sized financial services providers which offer similar range of services. New participants may enter into the market insofar as they have engaged appropriate qualified professionals and obtained the requisite regulatory licenses and permits. Some firms may also have resources to expand their operational scale, market share as well as geographical coverage through undertaking mergers and acquisitions.

There is no assurance that we will be able to maintain our competitive strengths even if we are able to respond rapidly to the changing business environment and/or capture new market opportunities. In addition, competition creates an unfavorable pricing environment in the market in which we operate. Our inability to remain competitive could lead to a reduction in our market share (as our clients are not bound to use our services and can freely switch to other service providers and/or decrease their use of our services), and any further intensification of competition in terms of pricing may lead to reduced profit margins. As a result, our operating performance, financial results and prospects may be materially and adversely affected.

We are subject to market and financial risks arising from our underwriting business if the securities underwritten by us are undersubscribed.

Our underwriting service was conducted by Bluemount Securities, one of our Operating Subsidiaries. The placing and underwriting commission recorded for the years ended March 31, 2023, 2024 and 2025 were S$0.5 million, nil and nil, respectively. Our underwriting services are conducted on a fully underwritten basis, whereby Bluemount Securities were obliged to take up the undersubscribed securities up to the maximum of our underwriting commitment. We were also involved in a number of placing exercises as placing agents or sub-placing agents. Depending on the terms of the placing agreements, the placing exercises were either on a fully underwritten basis or on a best-effort basis.

If the securities underwritten by Bluemount Securities are undersubscribed and we fail to procure subscribers to take up all of the undersubscribed securities, Bluemount Securities is required to purchase all of the undersubscribed portion for its own account, which would materially and adversely affect our liquidity. If Bluemount Securities fails to sell the securities it have underwritten, our Group would incur expenditure, expose ourselves to market risk and capital available to us would be reduced, which may in turn materially and adversely affect our results of operations and financial conditions. Our financial position would also be adversely affected if the underwritten securities so taken up by Bluemount Securities becomes illiquid and/or their market value drops. Under the Securities and Futures (Financial Resources) Rules (the “FRR”), the value of the open position of any underwriting commitment or the market value of the securities purchased by us to fulfil the underwriting obligations would have an impact on our liquid capital. If the liquid capital of our Operating Subsidiaries falls below the minimum requirement under the FRR, our Operating Subsidiaries will be in breach of the FRR resulting in the HKSFC suspending our license or imposing conditions in relation to our regulated activities.

In the case of placing of securities on a best-effort basis, if the securities are undersubscribed or if market conditions become volatile, the placing may not be completed in full or may be canceled. The commission from such placing engagements may reduce or in the worst case we may have no commission at all. Moreover, the placing and underwriting commission generated by Bluemount Securities is directly related to the number of placing and underwriting exercises secured and completed by us and their fund-raising sizes. The placing and underwriting business is subject to various external factors which are beyond our control, including the number and the size of IPOs in the market, and the activeness of the secondary market for fund-raising exercises under the prevailing financial market environment. There is no assurance that the performance of our placing and underwriting business will not be affected by such external factors.

Revenue from our placing and underwriting business is generated on a project-by-project basis and thus our profitability is highly unpredictable and may be adversely affected if we are unable to secure engagements at levels or on comparable commission rates similar to those during the years ended March 31, 2023, 2024 and 2025 in the future.

We are engaged to provide placing and underwriting services on a project-by-project basis, and our financial performance in this business segment may be affected by, among other things, demand for our services, our capacity to undertake new projects, the number and size of IPOs and secondary offerings and issuance in the debt and equity capital markets in Hong Kong as well as other external factors which may be outside our control. In particular, demand for placing and underwriting services may be materially affected by prevailing market conditions, as prospective listing applicants and listed issuers may determine to delay, terminate, scale-back or relocate their fundraising plans and/or activities in the event investment sentiment and appetite are stemmed by adverse, unfavorable or uncertain market conditions. Our financial results may also be materially and adversely affected if we are unable to secure new placing or underwriting engagements in the future at levels similar to the years ended March 31, 2023, 2024 and 2025.

Since the mandates for the underwriting and placing exercise were negotiated on a project-by-project basis with the clients, revenue generated from our services may fluctuate significantly from time to time and may not recur. For example, there was no placing and underwriting commission recorded for the year ended March 31, 2024 and 2025, which accounted for 0% and 0%, respectively, of our total revenue, whereas for year ended March 31, 2023, it only accounted for approximately HK$505,000 or 1.32% of our total revenue. There is also no assurance that the clients which have previously sought our services will continue to retain us for future businesses. Therefore, our future financial results may be subject to fluctuations depending on the success in entering into new engagements. There is also no assurance that the engagements our Operating Subsidiaries successfully secure can be completed due to the market conditions and circumstances of each engagement. Our revenue and profitability may therefore fluctuate significantly. Further, the terms of the placing and underwriting engagements are determined between each of our clients and us on a case-by-case basis after arm’s length negotiations based on the type of services we provide, nature of transaction, scope of duties, length of time expect to spend, complexity of the transactions and our expected workload. As such, the amount of revenue we generate from different engagements may vary on a project-by-project basis and we cannot assure that we can secure future engagements with fee rates comparable with engagements during the years ended March 31, 2023, 2024 and 2025, in the future. We also cannot assure that our commission income from the underwriting and placing service will be comparable to those accepted by our clients during the years ended March 31, 2023, 2024 and 2025. When the Operating Subsidiaries are unable to secure such engagements or on comparable commission rates, our financial results may be materially and adversely affected.

Our commission income from our securities dealing and brokerage service may be volatile, and fluctuate significantly from quarter to quarter, which may result in volatility of the price of our Class B Ordinary Shares.

For the years ended March 31, 2023, 2024 and 2025, commission and brokerage income from our securities brokerage services amounted to 0.08%, 0.17% and 0.48%, respectively, of our total revenue for the corresponding periods. Our brokerage commission and income mainly depend upon the trading volume through our trading system and platform. Similar to other broking and financial services firms, trading volume by investors in the stock markets as a whole may continue to be affected by factors such as changes in investors’ sentiment, perception, and confidence in the financial markets, inflation expectation, market conditions, political conditions, natural disasters, riots and acts of war or terrorism. Our profit may be materially and adversely affected if any of our clients cease to use, or if any of them significantly reduces their use of our services.

We may be subject to substantial risks if the client(s) using our securities dealing and brokerage services default on payments.

During the course of the provision of securities dealing and brokerage services, our clients are required to settle their securities transactions two days after the trade date. If our clients do not have sufficient cash with us to do so, the Operating Subsidiaries are required to settle the same with Central Clearing and Settlement System (the “CCASS”) of the Hong Kong Stock Exchange on behalf of the customers using our own resources. As such, our liquidity position will be adversely affected. Therefore, we need to maintain sufficient resources for the abovementioned settlements and are exposed to potential default in payment by our clients, in which event, our liquidity position may be adversely affected. There is no guarantee that our risk management measures could effectively mitigate relevant default risks arising from unexpected events or circumstances. There is also no assurance that our clients will continue to meet their obligations to settle their securities transaction on time, or at all, or that they will not default on their obligations to us as a result of bankruptcy, lack of liquidity or other reasons. In the event that our clients fail to meet their payment obligations, our financial conditions and results of operations may be materially and adversely affected.

We may have to bear losses resulting from trading errors.

During the course of providing securities brokerage services, we may have to process and monitor larger number of transactions, which involves complicated operational procedures and requires stable performance of our trading system. Furthermore, our clients can place their orders through our staff (employee) dealers, which may involve verbal interaction and manual input. There is no guarantee that our staff dealers will not inadvertently make trade errors, such as making mistakes when taking client instruction, including but not limited to incorrect input of security name, quantity of the transaction or incorrect buy/sell order or incorrect input of client instruction or client account number. Upon discovery of any trading error, we have to take immediate actions to rectify the trading error and the relevant client may be dissatisfied and refuse to settle the relevant trade, in which event, we may suffer losses from such trading error. Any loss we suffered resulting from any of the aforesaid trading errors made by our licensed employees may not be indemnified by the responsible person and we may have to bear the losses resulting from those trading errors. Hence, in the event that the trading errors are not effectively prevented or controlled, or rectification measures could not cover the loss incurred, our financial results would be materially and adversely affected.

Our financial services business segment may be affected if we are unable to retain our employees who have strong relationships with our clients.

We rely on our employee dealers to provide reliable and quality financial services and to maintain relationships with our clients through their ability to provide personalized services through understanding their needs. In addition to maintaining relationships with existing clients, we also rely on our staff dealers to generate client referrals. There is however no guarantee that our staff will or are willing to continue to serve. Where our staff determine to cease their engagements with our Operating Subsidiaries or enter into negotiations with us for a material variation of their existing terms of engagement (such as the commission arrangement), our operating performance and financial results may be materially and adversely affected.

There is no assurance that the contractual arrangements we have entered with our employees are sufficient to protect our interests.

There is no assurance that the contractual arrangements we have entered with our employees will be sufficient to protect the business interests of our Operating Subsidiaries. If any employee upon his departure leaks proprietary information, trade secrets or know-how of Operating Subsidiaries, or successfully solicits clients, or employees from our Operating Subsidiaries, our business and results of operation may be materially and adversely affected. For example, any leakage of client’s information and contacts to our competitors may adversely affect Operating Subsidiaries’ competitiveness in acting as placing agent or underwriter in our placing and underwriting business. We may need to resort to litigation to enforce the restrictive covenants and undertakings, but there is no guarantee that the courts will rule in favor of us and the outcome may be unpredictable. Any litigation may also require significant expenditure and management efforts, and an unfavorable outcome may materially harm our business prospects and reputation.

Other brokerage firms may have a competitive edge over us by offering zero or lower rate of brokerage commission.

Our clients are free to trade in securities in the secondary market with any broker that offers a more favorable rate of brokerage commission. Brokerage firms competing with us in Hong Kong may charge zero or lower rate of brokerage commission to capture a larger market share and attract our clients to use their securities dealing and brokerage services. We cannot assure that our clients who have active securities trading accounts with us will continue to conduct all or any securities trading through such account. In case we are unable to charge a competitive rate of brokerage commission for our securities dealing and brokerage services, we may lose to our competitors for the same clients in the secondary market for securities trading.

Our asset management business may not be successful.

We commenced our asset management business after Bluemount Securities Limited obtained the HKSFC licenses to carry on Type 1 license (dealing in securities) and Type 4 license (advising on securities) and Bluemount Asset Management Limited obtained the HKSFC licenses to carry on Type 9 (asset management), regulated activities in November 2016. We launched an open-ended fund, namely, Bluemount Investment Fund SPC in 2017. We have moderate amount of experience in operating asset management business. In the future, we cannot assure you that our AUM will be maintained or increased under the highly competitive environment with numerous competitors including other securities firms, fund managers, commercial banks, and insurance companies which may have longer operating histories, better brand names and reputation and proven record of investment performance. Given the history of operation of our asset management business is short, its ability to succeed is difficult to predict. Our investment performance is subject to market condition and volatility, our investment strategies, changes in our risk management policy and economic factors. If our future AUM decreases due to our poor management or our clients withdraw their assets, our business operations and financial results may be materially and adversely affected.

Our businesses depend on key management and professional staff under our financial services business segment, and our business may suffer if we are unable to recruit and retain them.

Our businesses depend on the skills, reputation, and professional experience of our key management, the network of resources and relationships they generated for our business, and the synergies among the diverse fields of expertise and knowledge held by our management. Therefore, the success of our business depends on the continued services of these individuals. If we lose their services, we may not be able to execute our existing business strategy effectively or maintain our current level of profitability, and we may have to change our current business direction. These disruptions to our business may take up significant energy and resources of our company, and materially and adversely affect our future prospects.

Moreover, our business operations depend on our professional staff, our most valuable asset. Their skills, reputation, professional experience, and client relationships are critical elements in obtaining and executing client engagements. We devote considerable resources and incentives to recruiting and retaining these personnel. However, the market for quality professional staff is increasingly competitive. We expect to face significant competition in hiring such personnel. Additionally, the current compensations scheme to attract employees may not be as effective as in the past.

The intense competition may require us to offer more competitive compensation and other incentives to our talent, which could materially and adversely affect our financial condition and results of operations. As a result, we may find it difficult to retain and motivate these employees, and this could affect their decisions about whether or not they continue to work for us. If we do not succeed in attracting, hiring and integrating quality professional staff, or retaining and motivating existing personnel, we may be unable to grow effectively.

Where one or more of the regulated activities of our Operating Subsidiaries has less than two Responsible Officers, our Operating Subsidiaries will be in breach of the relevant licensing requirements which could adversely affect our licensing status which may jeopardize our business operation.

Under the licensing requirements of the SFO, each of our Operating Subsidiaries must have at all times at least two Responsible Officers to directly supervise the business of each of our regulated activities. Any resignation, sickness or absence of our Responsible Officers may expose us to operational disruptions, and thus may result in a breach of the relevant licensing requirement. This may subsequently result in the suspension of our HKSFC licenses and jeopardize our business operations.

We are required to maintain a high level of funds and liquidity for our business activities and proposed expansions.

As the corporations licensed with the HKSFC to carry on regulated activities, our Operating Subsidiaries are required to maintain a minimum amount of share capital and liquid capital as prescribed under the FRR. Further, the Hong Kong Stock Exchange also imposes similar financial requirements on Exchange Participants. The required liquid capital is the higher of HK$3 million (approximately US$0.4 million) and its variable required liquid capital as stipulated by the FRR. For more details, please refer to the paragraph headed “Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong)”. Therefore, our Operating Subsidiaries must maintain a high level of liquidity at all times to comply with the FRR. Failure to meet the above requirement may cause the HKSFC to suspend our licenses, impose conditions in relation to our regulated activities, or take other appropriate disciplinary actions against us, which may adversely affect our business operations and financial performance. Although we have not breached the statutory capital requirements under the FRR or imposed by the Hong Kong Stock Exchange for the years ended March 31, 2023, 2024 and 2025, there is no assurance that such failure will not happen in the future. Our liquid capital may be tightened when we commence our margin financing operation and expand our margin financing activities in the future, increase in underwriting exercises and/or settlement of securities trading transactions on behalf of our securities brokerage clients.

We may not be able to obtain additional capital when desired, on favorable terms or at all. If we fail to meet the capital requirement pursuant to the FRR, our business operations and performance will be adversely affected.

We may require additional funding for further growth and development of our business, including any investments or acquisitions we may decide to pursue. Due to the unpredictable nature of the capital markets and our industry, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. If our existing resources are insufficient to satisfy our requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets, and the Hong Kong financial industry. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences, or privileges senior to those of existing shareholders. In addition, our HKSFC licensed Operating Subsidiaries are required under the FRR to maintain certain levels of liquid capital. If they fail to maintain the required levels of liquid capital, the HKSFC may take actions against our Operating Subsidiaries and our business will be adversely affected.

We may not be able to implement our business strategies and future plans successfully.

The successful implementation of these strategies and plans depend on a number of factors including but not limited to the following:

•	our ability to recruit and retain qualified and experienced professional staff; in particular, in the recruitment of qualified staff with relevant experience to support the expected expansion of our placing and underwriting services, proposed commencement of our margin financing and expansion of asset management services;

•	our ability to cope with increased exposure to financial risk, operational risk, market risk and credit risk arising from our expanded scope of business;

•	our ability to comply with all regulatory requirements and maintain/obtain the qualifications on the range of financial and securities services we provide or intend to provide to our clients;

•	our ability to secure sufficient financial resources;

•	clients’ acceptance and demand for our products and services and our ability to compete with our competitors; and

•	our ability to adapt the changes in the financial market and government policies.

Many of these factors are beyond our control and by nature, are subject to uncertainty. As such, there is no assurance that our business strategies and future plans can be implemented successfully or may be materialized in accordance with our expected timetable, or at all, despite our capital commitments and investments into the same. Any failure or delay in the implementation of any or all of these strategies and plans may have a material adverse effect on our profitability and prospects. In addition, our future plans may place substantial demands on our managerial, operational, technological, financial and other resources. To manage and support our growth, we may need to improve our existing operational and administrative systems, improve our financial and management controls, enhance our ability to recruit, train and retain additional qualified personnel and staff. All of these efforts will require substantial attention and time from management and significant additional expenditures. We cannot assure you that we will be able to manage any future growth effectively and efficiently, and our ability to capitalize on new business opportunities may be materially and adversely affected if we fail to do so, which could in turn materially and adversely affect our business, results of operations, financial condition and prospects.

We may not be able to fully detect money laundering and other illegal or improper activities in our business operations on a timely basis or at all, which could subject us to liabilities and penalties.

We and our subsidiaries are required to comply with applicable anti-money laundering and anti-terrorism laws and other regulations in the jurisdictions where we operate. Although we have adopted policies and internal control procedures aimed at detecting, and preventing being used for, money-laundering activities by criminals or terrorist-related organizations and individuals or improper activities (including but not limited to market manipulation and aiding and abetting tax evasion), in light of the complexity of money-laundering activities and other illegal or improper activities, such policies and procedures may not completely eliminate the possibility of third parties using our business platform to engage in money laundering and/or other illegal or improper activities.

Furthermore, our Operating Subsidiaries primarily comply with applicable anti-money laundering laws and regulations in Hong Kong(for example, the Anti-Money Laundering and Counter-Terrorist Financing (Financial Institutions) Ordinance and the Guideline on Anti-Money Laundering and Counter-Financing of Terrorism (For Licensed Corporations) issued by the HKSFC), and we may not fully detect violations of anti-money laundering regulations in other jurisdictions or be fully compliant with the anti-money laundering laws and regulations in other jurisdictions to which we are required. Since we have become a publicly listed company in the United States as of the date of this annual report, we are subject to the U.S. Foreign Corrupt Practices Act of 1977 and other laws and regulations in the United States, including regulations administered by the U.S. Department of Treasury’s Office of Foreign Asset Control.

To the extent that our policies and procedures currently in place fail to detect and prevent money-laundering activities, terrorist financing and other illegal or improper activities by our directors, employees, agents, clients or other third parties and/or if we fail to fully comply with the applicable laws and regulations, the relevant government authorities may initiate investigation against us, and may impose fines and/or other penalties on us, any of which may significantly and adversely affect our reputation, business operations and financial results.

Fraud or misconduct by our directors, officers, employees, agents, clients, or other third parties could harm our reputation and business and may be difficult to detect and deter.

We are subject to a number of obligations and standards arising from our businesses. The violation of these obligations and standards by any of our directors, officers, employees, agents, clients, or other third parties could materially and adversely affect us and our investors. For example, our businesses require that we properly handle confidential information. If our directors, officers, employees, agents, clients, or other third parties were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position, and existing and future business relationships.

We are also subject to the risk of fraud, illegal act, misconduct or other improper activities committed by our directors, employees, agents, clients or other third parties, such as entering into unauthorized transactions, improperly using or divulging inside information, recommending transactions not suitable for our clients, engaging in fraudulent activities, or engaging in improper or illegal. We cannot assure that our procedures and policies would fully prevent or detect illegal or improper activities in our business operations. If illegal or improper activities transpire and we fail to identify them in a timely manner, or at all, we will be in breach of the legal and regulatory requirements in Hong Kong and may be subject to regulatory sanction resulting in financial loss and reputational harm, which would adversely affect our reputation and results of operations.

It is not always possible to detect and deter fraud or misconduct by our directors, officers, employees, agents, clients, business partners, or other third parties. The precautions that we take to detect and prevent such activity may not be effective in all cases. Fraud or misconduct by any of these persons or entities may cause us to suffer significant reputational harm and financial loss or result in regulatory disciplinary actions. The potential harm to our reputation and to our business caused by such fraud or misconduct is impossible to quantify.

We recorded net operating cash inflow for the years ended March 31, 2023 and 2025 and net operating cash outflow for the year ended March 31, 2024

For the years ended March 31, 2023 and 2025, we recorded net operating cash inflow of HK$2.9 million and HK$10.5 million respectively. For the year ended March 31, 2024, we recorded net operating outflow of HK$3.9 million. We cannot assure you that we will not record net current liabilities or experience another period of net cash outflow in the future. If we are unable to obtain sufficient funds to finance our business, our liquidity, results of operations and financial condition may be materially and adversely affected. If we need to resort to other financing activities to generate additional cash, we may incur additional financing costs, and we cannot assure you that we will be able to obtain the required financing on terms acceptable to us, or at all, at the material time.

We may encounter potential conflicts of interest from time to time, and the failure to identify and address such conflicts of interest could adversely affect our business.

We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between (i) our different businesses; (ii) us and our clients; (iii) our clients; (iv) us and our employees; and (v) our clients and our employees. As we expand the scope of our business and client base, it is critical for us to be able to timely address potential conflicts of interest, including situations where two or more interests within our businesses naturally exist but are in competition or conflict. We have put in place internal control and risk management procedures that are designed to identify and address conflicts of interest. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our clients’ confidence in us could be damaged if we fail, or appears to fail, to deals appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to client dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.

We may be subject to litigation, arbitration or other legal proceeding risk.

We may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this annual report, we are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties and other results adverse to us. A substantial judgment, settlement, fine or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

We are subject to various risks due to violation of obligations and standards that we are subject to, illegal or improper activities committed by and misconduct of our personnel or third parties.

We are subject to a number of obligations and standards arising from our business. The violation of these obligations and standards by any of our directors, officers, employees, agents, clients, or other third parties could materially and adversely affect us and our investors. For example, we are required to properly handle confidential information. If our directors, officers, employees, agents, clients, or other third parties were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position, and existing and future business relationships. We are also subject to the risk of fraud, illegal act, misconduct or other improper activities committed by our directors, employees, agents, clients or other third parties, such as entering into unauthorized transactions, improperly using or divulging inside information, recommending transactions not suitable for our clients, engaging in fraudulent activities, or engaging in improper or illegal. We cannot assure that our procedures and policies would fully prevent or detect illegal or improper activities in our business operations. If illegal or improper activities transpire and we fail to identify them in a timely manner, or at all, we will be in breach of the legal and regulatory requirements in Hong Kong and may be subject to regulatory sanction resulting in financial loss and reputational harm, which would adversely affect our reputation and results of operations.

It is not always possible to identify and deter fraud, misconduct or errors by directors, officers, employees, agents or external service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. Fraud or misconduct by any of these persons or entities may cause us to suffer significant reputational harm and financial loss or result in regulatory disciplinary actions. The potential harm to our reputation and to our business caused by such fraud or misconduct is impossible to quantify.

We and our directors and officers may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. Claims, lawsuits, and litigations are subject to inherent uncertainties, and we are uncertain whether the foregoing claim would develop into a lawsuit. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in a material adverse impact on us.

Should we experience any event of professional liabilities, such as claims or lawsuits, our financial position and reputation will be adversely affected.

The services of our Operating Subsidiaries may involve providing professional advices to our customers. Our clients, who rely on our professional advice and suffers loss as a result of our negligence in providing such advice, might claim compensation against us. The key business risk associated with our services is, amongst others, possible claims or lawsuits arising from professional negligence and employee infidelity. Although our Operating Subsidiaries have adopted the relevant internal control measures, there is no assurance that the measures can eliminate all future possible professional negligence and/or employee infidelity. Should we experience any event of professional liabilities, such as claims or lawsuits, it may have an adverse impact on our financial position and reputation.

If our insurance coverage under our financial services business segment is insufficient, we may be subject to significant costs and business disruption.

We have limited business insurance coverage. We currently carry limited insurance in connection with our brokerage business covered by the Type 1 license from HKSFC against certain risks in accordance with the requirements under the Securities and Futures (Insurance) Rules (Cap. 571AI). However, we do not carry business interruption insurance to compensate for losses that could occur to the extent not required. We do not currently carry insurance that covers the other aspects of our business operations. Nor do we currently maintain key man insurance covering our key personnel. We consider our insurance coverage to be reasonable in light of the nature of our business, but we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition, and results of operations could be materially and adversely affected.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars within a band of HK$7.75 – 7.85 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Increases in labor costs may adversely affect our business and results of operations.

The economy in Hong Kong and globally has experienced general increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong and certain other regions are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to pay various statutory employee benefits, including mandatory provident fund to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to fines and other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increasing labor costs, our financial condition and results of operations may be adversely affected.

The insurance coverage may not be sufficient to cover all losses.

The Group has taken out insurance policies which cover, amongst other things, the assets in its offices, and warehouse, including all the inventories of the Group. The Group also has taken out insurance with coverage for risks and liabilities arising in or in relation to its office, or in respect of its employees, through all risks of physical loss or damage to properties (which is extended to cover the loss caused by purchasing any counterfeit products and stolen goods), business interruption and employee compensation. Although the Group has taken out the aforesaid insurance policies, the Group does not carry insurance in respect of all risks. Therefore, there may be circumstances in which the Group will not be covered or compensated for specific losses, damages and liabilities, which may adversely affect the Group’s financial condition and results of operation.

Further, like any retailer, the Group may be legally liable to product liability claims in case of selling defective products in Hong Kong. As confirmed by our management, during years ended March 31, 2023, 2024 and 2025, the Group has never been subject to any product liability claims or adverse publicity due to deficiencies in product verification in Hong Kong.

The Group has not taken out insurance against all liabilities for the luxury branded timepieces which are being sold by the Group. Our management believes that there would not be any liabilities or claims in respect of the luxury branded timepieces sold by the Group. Our management confirms that the Group has not received any material complaints from its customers and that the Group has not been investigated by any governmental authority in this respect. However, if any liability claim is brought against any member of the Group in the future and such liability claim is not covered by the insurance taken out by the Group, it could adversely affect the business reputation or the operation of the Group.

Our business is subject to various cyber-security risks and other operational risks, such as the failure or malfunction of our trading system and/or information technology infrastructure and the failure to maintaining relationship with our vendors, which may cause disruptions to our business operation and tarnish our reputation.

As financial services companies, our Operating Subsidiaries face various cyber-security and other operational risks relating to our businesses on a daily basis. Their operations depend upon the secured processing, storage and transmission of confidential and other information in their information technology infrastructure and they are vulnerable to unauthorized access such as cyber-attacks, distributed denial of service attacks and ransomware attacks, malicious code and computer viruses by activists, hackers, organized crime, foreign state actors and other third parties, or other events that could lead to a security breach. We may also be subject to cyber-attacks involving leak and destruction of sensitive and confidential client information and our proprietary information, which could result from an employee’s or agent’s failure to follow data security procedures or as a result of actions by third parties, including actions by government authorities. As the breadth and complexity of our information technology infrastructure continue to grow, the potential risk of security breaches and cyber-attacks increases. Developing and enhancing new products and services, which is necessary for us to remain competitive, may involve the use or creation of new technologies, which further exposes us to cybersecurity and privacy risks that cannot be completely anticipated and increases the risk of security breaches and cyber-attacks.

While our Operating Subsidiaries have adopted various means to safeguard the integrity of their trading system, computer system and information technology infrastructure, our trading system, computer system, and information technology infrastructure may fail to operate properly or become disabled as a result of events which are beyond our control, events such as human error, natural disasters, power failures, client misuse, computer viruses, cyber-attacks, spam attacks, unauthorized access and data loss or leakage. All of which may cause shutdown or disruption of operations (including data loss or corruption, interruption to our data storage system, delay or cessation in the services provided through our securities dealing and brokerage system), account takeovers and unauthorized gathering, monitoring, misuse, loss, total destruction and disclosure of data and confidential information of ours, our clients, our employees or other third parties, or otherwise materially disrupt our or our clients’ or other third parties’ network access or business operations. The occurrence of one or more of such events could jeopardize the confidentiality of information processed, stored and transmitted through our computer systems and networks or otherwise disrupt our operations, which could result in reputational damage, disputes with clients and relevant parties, and financial losses. For example, our Operating Subsidiaries rely heavily on the BSS to execute our securities trading orders, and to execute and process our clients’ instructions accurately and promptly. The connection to the BSS is provided by a vendor recognized by the Stock Exchange. The BSS may be vulnerable to disruptions such as computer viruses, cyber-attacks and spam attacks leading to data corruption and interruptions, delay or cessation in executing clients’ trading instructions which could have a material adverse effect on our business, results of operations and prospects operation. Any cyber-attack may also jeopardize the security of stored confidential information (such as client data or trading records) and cause losses to us. In the event of a system failure of the BSS system, all clients’ instructions will have to be transacted through a standalone system managed by our staff dealer. This would likely lead to a delay or failure in the execution of our clients’ instructions as BSS system can accommodate multiple users while the back-up terminal can only be accessed by one user at a time.

Our Operating Subsidiaries also depend on various third-party software and platforms as well as other information technology systems provided by our information technology vendor in our business operations. These systems, including third-party systems, may fail to operate properly or become disabled because of tampering or a breach of our network security systems or otherwise, including for reasons beyond our control. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair our operations, affect our reputation, and adversely affect our businesses. There is no guarantee that we are able to maintain our existing relationship with the information technology vendor of our trading system, software system or information technology infrastructure. In the event that any vendor is unable or unwilling to continue to provide existing services to our Operating Subsidiaries, our Operating Subsidiaries may not be able to replace them with service providers of equivalent expertise in a timely manner and thus resulting in disruption to our business operations.

The occurrence of any disruption to the trading system, computer system and/or other information technology infrastructure may render us unable to meet client requirements in a timely and efficient manner, and/or lead to unauthorized disclosure of personal information or any other unexpected associated losses and damages. As a result, our reputation may be tarnished and we may also face complaints, disciplinary action by regulatory authorities, and legal proceedings being brought against us (which can be costly and time-consuming to defend and which may significantly divert the efforts and resources of our management personnel away from our usual business operations) and may potentially result in us having to pay damages. This could materially and adversely affect our financial condition, prospects and results of operations.

Failure to comply with data privacy, data protection, or any other laws and regulations related to data privacy and security, or the failure to protect client data or prevent breaches of our information systems, could expose us to liability or reputational damage and materially and adversely affect our business, financial condition, and results of operations.

As a financial services company, in providing our services to clients, our Operating Subsidiaries manage, utilize and store sensitive and confidential client data, including personal data. As a result, we may be subject to a variety of data privacy, data protection, cybersecurity, and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization, which relates to our investors, employees, contractors and other counterparties. These laws and regulations may restrict our business activities and require us to incur increased costs and efforts to comply, and any breach or noncompliance may subject us to proceedings against us, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.

If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to client data, or otherwise mismanages or misappropriates that data, we could be subject to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential client data, whether through systems failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients. In addition, vulnerabilities of our external service providers and other third parties could also pose security risks to client information and data. Although we have taken steps to reduce the risk of such threats, the risk and exposure to a cyber-attack or related breach remains heightened due to the evolving nature of these threats, our routine transmission of sensitive information to third parties, the current global economic and political environment, external extremist parties and other developing factors. Similarly, unauthorized access to or through our information systems, whether by our employees or third parties, including a cyber-attack by third parties who may deploy viruses, worms or other malicious software programs, could result in negative publicity, significant remediation costs, legal liability, regulatory fines, and damage to our reputation and could have adverse effects on our results of operations. Any actual or perceived breach of the security of our technology, or media reports of perceived security vulnerabilities of our systems or the systems of our third-party service providers, could damage our reputation, expose us to the risk of litigation and liability, disrupt our operations, increase our costs with respect to investigations and remediation, reduce our revenues as a result of the theft of intellectual property, and otherwise adversely affect our business. Further, any actual or perceived security breach or cyber-attack directed at other financial institutions or financial services companies, whether or not we are impacted, could lead to a general loss of customer confidence in the use of technology to conduct financial transactions, which could negatively impact us. The occurrence of any of these events could have adverse effects on our business and results of operations.

We also face risk related to external fraud involving the misappropriation and use of clients’ user-names, passwords or other personal information to gain access to their accounts. This could occur from the compromise of clients’ personal electronic devices or as a result of a data security breach at an unrelated company where clients’ personal information is taken and then made available to fraudsters. This risk has grown in recent years due to the increased sophistication and activities of organized crime and other external parties. Losses in client accounts reimbursed under our asset protection guarantee against unauthorized account activity (through no fault of the client) could have adverse effects on our business, financial condition and results of operations.

New lines of business or new services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new services may not be achieved and profitability targets may not prove feasible. External factors, such as compliance with regulations, competition and shifting market preferences, may also impact the successful implementation of a new line of business or a new service. Our personnel and technology systems may fail to adapt to the changes in such new areas or we may fail to effectively integrate new services into our existing operations and we may lack experience in managing new lines of business or new services. In addition, we may be unable to proceed with our operations as planned or compete effectively due to different competitive landscapes in these new areas. Even if we expand our businesses into new jurisdictions or areas, the expansion may not yield intended profitable results. Furthermore, any new line of business and/or new service could have a significant impact on the effectiveness of our internal control system. Failure to successfully manage these risks in the development and implementation of new lines of business or new services could have a material adverse effect on our business, results of operations and financial condition.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of this offering, we were a private company mainly operating our businesses in Hong Kong. As a result of this offering, our company will become subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

Our reputation may be damaged due to negative events about our business.

Our reputation is susceptible to damage in case of any negative events in relation to our operations, including, without limitation, negative publicity or media coverage, development of scandals, litigation and disputes, and regulatory enquiries or enforcement actions taken against us or our employees. We cannot assure that such negative events will not happen in the future. If they materialize, it may have a material adverse impact on our reputation and in turn our business activities and results of operations.

We may be unable to successfully implement or implement in full our future business plans.

Our success is dependent on, among other things, our proper and timely execution of our future business plans. Our future business plans may be hindered by factors beyond our control, such as competition within the industry we operate, our ability to cope with high exposure to financial risk, operational risk, market risk and credit risk as our business and client base expands and our ability to provide, maintain and improve the level of human and other resources in servicing our clients. As such, we cannot assure that our future business plans will materialize, or that our objectives will be accomplished fully or partially, or our business strategies will generate the intended benefits to us as initially contemplated. If we fail to implement our business development strategies successfully, our business performance, financial condition and future prospects and growth could be materially and adversely affected.

We may in the future pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies, significant transaction costs and present new risks associated with entering additional markets or offering new products and integrating the acquired companies or newly established joint ventures. Moreover, we may not have sufficient management, financial and other resources to integrate companies we acquire or to successfully operate joint ventures and we may be unable to profitably operate our expanded company structure. Additionally, any new business that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

Unforeseeable events, such as the global COVID-19 outbreak and local energy efficiency measures, could significantly disrupt our business for a prolonged period of time.

As of the date of this annual report, our business has been adversely affected by COVID-19 pandemic primarily in the following aspects:

•	Approximately one-third of the employees were unable to work during 2021 due to the impact of the pandemic, leading them to either stay at home or work remotely;

•	Changing consumer behaviors and financial uncertainties have led to a decrease in customer demand on the watch trading business;

•	Lockdown measures and social distancing requirements have challenges in terms of communication, collaboration, and maintaining productivity;

The extent to which COVID-19 impacts our operating subsidiaries’ business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our operating subsidiaries’ ability to pursue their business objectives may be materially adversely affected. In addition, our ability to raise equity and debt financing which may be adversely impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all.

Any future impact on the results of operations of our operating subsidiaries will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the general negative impact of the COVID-19 outbreak on the printing market, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. We will continue to closely monitor the situation throughout the rest of 2022 and beyond.

The war in Ukraine could materially and adversely affect our business and results of operations.

The recent outbreak of war in Ukraine has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the global markets, our customers’ businesses and potentially our business. As at the date of this annual report, to the best knowledge of the Company, we and our Hong Kong subsidiaries (i) do not have any direct business or contracts with any Russian or Ukraine entity as a supplier or customer, (ii) do not have any knowledge whether any our customers or suppliers have any direct business or contracts with any Russian entity, (iii) our business segments, products, lines of service, projects, or operations are not materially impacted by supply chain disruptions by the war in Ukraine, and (iv) have not been financially affected by the war in Ukraine. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations, and prospects.

We do not anticipate any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine, and we have not taken any actions to mitigate such potential risks. Our board of directors will continue to monitor any potential risks that might arise due to the war in Ukraine which are specific to the Company, including but not limited to risks related to cybersecurity, sanctions, and supply chain, suppliers, or service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud.

Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended March 31, 2023, 2024 and 2025, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting. There is a reasonable possibility that a material misstatement in our annual or interim financial statements may not be prevented or detected on a timely basis. The material weakness identified is related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; and (ii) a lack of independent directors and an audit committee.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to fill up the key roles in the operations; (ii) appointing independent directors; (iii) establishing an audit committee; and (iv) strengthening our corporate governance. We intend to implement the above measures prior to the listing and we expect the remediation to be completed upon listing.

Effective internal control over financial reporting is important to prevent fraud. The market for and trading price of our Class B Ordinary Shares may be materially and adversely affected if we do not have effective internal controls. We may not be able to discover problems in a timely manner and our current and potential shareholders may lose confidence in our financial reporting, which may harm our business and the trading price of our Class B Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Class B Ordinary Shares and may make it more difficult for us to raise funds in debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq rules.

Risks Related to Doing Business in the PRC

Uncertainties with respect to the mainland China legal system, including risks and uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in the PRC with little advance notice could result in a material change in our operations and/or the value of the securities we are registering for sale.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. The PRC legal system is based on written statutes and their legal interpretations by the Standing Committee of the National People’s Congress. Previous court decisions may be cited for reference but have limited precedential value. Since 1979, the PRC government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, as these laws and regulations are relatively new, and due to the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable, with little advance notice which could result in a material change in our operations and/or the value of our Class B Ordinary Shares. It is also uncertain whether having several of our directors and officers located in Hong Kong will subject us to the oversight of the Chinese authorities in the future.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of the securities we are registering for sale.

Bluemount Cayman is a holding company and we conduct all of our operations through our Hong Kong operating subsidiaries. Our operations are located in Hong Kong, and the majority of our clients are Hong Kong and mainland China persons. The PRC government may choose to exercise significant oversight and discretion, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in China are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•	delay or impede our development;

•	result in negative publicity or increase our operating costs;

•	require significant management time and attention; and

•	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our operations could be materially and adversely affected as well as the value of our Class B Ordinary Shares.

Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Previous statements by the PRC government have indicated an intent to exert more exert oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 10, 2021, CAC issued a revised draft of the Measures for Cybersecurity Review (the “Revised Draft”), which required that, among others, in addition to an “operator of critical information infrastructure” any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. Pursuant to Article 6 of the Revised Draft, companies holding data or more than one million users must apply for cybersecurity approval when seeking overseas listings because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” On January 4, 2022, the CAC, the NDRC, and several other administrations jointly adopted and published the New Measures for Cybersecurity Review (“New Measures”), which came into effect on February 15, 2022 and amended the Revised Draft released on July 10, 2021. According to the New Measures, if an “operator of critical information infrastructure” or “network platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Our business belongs to the finance industry, which does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. As a result, the likelihood of us being subject to the review of the CAC is remote.

On December 24, 2021, the CSRC, together with other relevant PRC authorities issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations require that a PRC domestic enterprise seeking to issue and list its shares overseas shall complete the filing procedures of and submit the relevant information to CSRC, including direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing under the Draft Overseas Listing Regulations.

Given that we do not have operations in mainland China, our registered public offering in the U.S. is not subject to the review nor prior approval of the CAC or the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations may restrict or otherwise unfavorably impact our ability or way to conduct business and may require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations, significantly limit or completely hinder our ability to offer our Class B Ordinary Shares to investors and cause the value of such Class B Ordinary Shares to significantly decline or become worthless.

In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, we may be subject to a variety of PRC laws and other obligations regarding data protection and any other rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business and the offering.

Our operations are located in Hong Kong and our clients primarily consist of Hong Kong and mainland China persons. As such we are subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These laws apply not only to third-party transactions, but also other parties with which we have commercial relations. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

The PRC regulatory requirements regarding cybersecurity are evolving. For instance, various regulatory bodies in mainland China, including the CAC, the Ministry of Public Security, and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016, and the Cybersecurity Review Measures, which were promulgated on April 13, 2020, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it will be subject to cybersecurity review by the CAC. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and also provides for a data classification and hierarchical protection system. The data classification and hierarchical protection system puts data into different groups according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations in case the data is falsified, damaged, disclosed, illegally obtained or illegally used. If any of our data processing activities conducted after the Data Security Law became effective were found to be not in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions.

We believe, that as of the date of this annual report and given that we do not any operations in mainland China, we are not required to obtain other permissions by including the CSRC, CAC or any other PRC authorities for its operations or issue our Class B Ordinary Shares including the Class B Ordinary Shares being registered for sale to foreign investors under existing PRC laws and regulations, and have not received any requirement or were denied such permissions or approvals by any PRC authorities. According to the New Measures, if an “operator of critical information infrastructure” or “network platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. The New Measures further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. As of the date of this annual report, neither the Company nor its Hong Kong subsidiaries possess a large amount of personal information in their business operations or is recognized as an “operator of critical information infrastructure” by any authentic authority. Therefore, we do not believe that our Group is deemed to be an “operator of critical information infrastructure,” or “network platform operator” controlling personal information of no less than one million users. We are required to collect and retain some basic information furnished by our customers, suppliers and employees in accordance with prevailing business practices, but we do not handle a large amount of personal and confidential data in the ordinary course of business. As of the date of this annual report, we have not been involved in any investigations on cybersecurity or data security initiated by related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect.

However, given the recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, it remains uncertain as to how the New Measures will be interpreted or implemented. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to current and future PRC laws, overseas securities offerings and other capital markets activities. PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the New Measures. They may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the Class B Ordinary Shares that we are offering. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply therewith. In the event of a failure to comply, we may be required to suspend our relevant businesses and become subject to fines and other penalties. If the CAC or other PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals, which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

You may experience difficulties in effecting service of process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

Bluemount Cayman is incorporated under the laws of the Cayman Islands, but all of our operations and assets are held by our operating subsidiaries in Hong Kong. In addition, all of our assets are located in Hong Kong and all of our senior executive officers and directors reside within Hong Kong for a significant portion of the time. As a result, it may be difficult or impossible for investors to effect service of process on us inside Hong Kong. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. Moreover, there is uncertainty as to whether the courts of the Hong Kong would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

Loeb & Loeb, our counsel as to Hong Kong law, has advised us that there is currently no arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the United States, as such judgments of United States courts will not be directly enforced in Hong Kong. However, under common law, a foreign judgment (including one from federal or state court in the United States) obtained against the Company may generally be treated by the courts of Hong Kong as a cause of action in itself and sued upon as a debt between the parties. In a common law action for enforcement of a foreign judgment, the judgment creditor has to prove that (i) the judgment is in personam; (ii) the judgment is in the nature of a monetary award; (iii) the judgment is final and conclusive on the merits and has not been stayed or satisfied in full; and (iv) the judgement is from a court of competent jurisdiction. The defenses available to the defendant in a common law action for enforcement of a foreign judgment include breach of natural justice, fraud and contrary to public policy of Hong Kong. In order to enforce the foreign judgment at common law, fresh proceedings must be initiated in Hong Kong, which involves issuing a Writ of Summons and Statement of Claim attaching the foreign judgment as proof of the debt.

We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our Hong Kong operating subsidiaries.

The Class B Ordinary Shares are those of Bluemount Cayman. Bluemount Cayman is a holding company incorporated under the laws of the Cayman Islands with limited liability. All of our business operations are conducted through our Hong Kong operating subsidiaries, and hence, our revenue and profit are all contributed by the same operating subsidiaries. We do not intend to pay dividends in the near future. See “Dividend Policy”.

Our ability to pay dividends to our shareholders is primarily dependent upon the earnings of our operating subsidiaries and their distribution of funds to us, primarily in the form of dividends. The ability of our Hong Kong subsidiary to make distributions to us depends upon, among others, its distributable earnings. Under Hong Kong law, dividends may only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between the Company and its subsidiaries, across borders and to U.S. investors, nor are there any restrictions or limitations on distributing earnings from our business and subsidiaries to the Company and U.S. investors. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

Our results of operation may be materially and adversely affected by a downturn in mainland China or the global economy.

All of our operations are currently located in Hong Kong, and all of our revenue was generated in Hong Kong for the years ended March 31, 2023, 2024 and 2025. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by the political, economic and social conditions in China generally and by the continued economic growth in China as a whole. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

The rapid growth of the Chinese economy has slowed down since 2012 and such slowdown may continue. There exists also uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and mainland China, before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. Any prolonged slowdown in the global or the Chinese economy may affect potential customers’ confidence in the financial market as a whole and have a negative impact on our financial condition. Further, recent global economic conditions including inflationary pressures, have not materially affected our operations in mainland China. However, continued pressure from global economic conditions may affect the mainland China markets in the future and in turn, may affect our operations.

The continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. We cannot assure that there will not be any unfavorable changes in the mainland China economy that could impact the industries in which we operate, which could in turn diminish the demand for our services.

It may be difficult for overseas shareholders and/or regulators to conduct investigation in mainland China.

Shareholder claims or regulatory investigations that are common in the U.S. are typically difficult to pursue as a matter of law or practicality in mainland China. There are significant legal obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Chinese authorities may establish a regulatory cooperation agreement with the securities regulatory authorities of another jurisdiction to implement cross-border supervision and administration which may be difficult to achieve in the absence of mutual and practical cooperation.

We may be required to obtain approval from PRC authorities to list on overseas stock exchanges in the future.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require CSRC approval for a listing involving offshore special purchase vehicles holding Chinese assets. We may be required to obtain approval from PRC authorities in order to continue our listing in Nasdaq or add new listings on other overseas stock exchanges in the future but cannot provide assurance that we will be able to obtain such approval.

Based on our understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the offering and trading of our Class B Ordinary Shares because (i) our Group does not have any operations in mainland China, and (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether an offering like ours under this document is subject to this regulation. However, uncertainties still exist as to how the M&A Rules will be interpreted or implemented, and our understanding is subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, such CSRC approval could be rescinded. We cannot assure you that relevant PRC government authorities, including the CSRC, would reach the same conclusion as our PRC counsel.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers and other partners. International trade disputes could result in tariffs and other protectionist measures which may materially and adversely affect our business.

There have also been concerns about the relationship between mainland China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and mainland China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.

Political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on customer confidence. We may have also access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or mainland China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Changes in PRC political, economic and governmental policies may have an adverse impact on our business.

We expect that Hong Kong will continue to be our principal market and place of operation. Accordingly, our business, financial condition and results of operations are subject to political, economic and legal developments in mainland China to a significant degree. The Chinese economy differs from the economies of most developed countries in many aspects, including the extent of government involvement, growth rate, control of the foreign exchange, allocation of resources and capital investment. We cannot assure there will not be any unfavorable changes in the political, economic and governmental policies and measures promulgated by the PRC government that could impact the industries in which we operate, which could in turn diminish the demand for our services.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as SAT Circular 82, partially abolished on December 29, 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that, as a Cayman Islands exempted company, Bluemount Cayman is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our Class B Ordinary Shares. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of the Class B Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of the Class B Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Class B Ordinary Shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the Class B Ordinary Shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or may be taxed if our company is a transferor in such transactions, and may be subject to withholding obligations if our company is a transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfers of Class B Ordinary Shares of our company by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections.

Hong Kong is a Special Administrative Region of the PRC and enjoys a high degree of autonomy under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and custom, independent judiciary system and parliamentary system. However, we are not in any position to guarantee the implementation of the “one country, two systems” principle and the level of autonomy as currently in place at the moment. Any changes in the state of political environment in Hong Kong may materially and adversely affect our business and operation. We cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us.

The laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

Our corporate affairs are governed by the Memorandum and Articles of Association, and by the Cayman Islands Companies Act (Revised) and common law of Cayman Islands. The rights of shareholders to take action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands and the Articles of Association. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

The laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in certain respects from those established under statutes or judicial precedent in existence in the United States and other jurisdictions. Such differences may mean that the remedies available to our minority shareholders may be different from those they would have under the laws of other jurisdictions, including the United States. Potential investors should be aware that there is a risk that provisions of the Companies Act may not offer the same protection as the relevant laws and regulations in the United States may offer, and should consider obtaining independent legal advice on the implications of investing in foreign-incorporated companies.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History

Our history can be traced back to June 2016 when Bluemount Financial Group Limited was incorporated under the laws of Hong Kong as an immediate holding company, wholly owned by Mr. Li Hok Yin (Mr. Li).

At the same time, two companies were incorporated under the laws of Hong Kong, as wholly owned subsidiaries for the purpose of carrying out two different businesses, namely Bluemount Securities Limited to engage in securities trading business and Bluemount Asset Management Limited to engage in asset management business.

In November 2016, licenses were granted by SFC to Bluemount Securities Limited to undertake Type 1 (Dealing in Securities) regulated activity and Type 4 (Advising on Securities) regulated activity; and licence was granted by SFC to Bluemount Asset Management Limited to undertake Type 9 (Assets Management) regulated activity.

Subsequently, Bluemount Commodities Limited was incorporated under the laws of Hong Kong as the third wholly owned subsidiary in March 2017 to engage in commodity trading business, the commodities being luxury watches.

In June 2017, Bluemount Capital Limited was incorporated under the laws of Hong Kong as the fourth wholly owned subsidiary to engage in provision of advisory services business.

In October 2018, Mr. Li transferred 6,903,090 shares (equivalent to 30% of the issued share capital) of Bluemount Financial Group Limited to Echo International Holdings Group Limited.

In January 2020, Mr. Li further transferred shares of Bluemount Financial Group Limited to specific individuals. Specifically, he transferred 4,371,957 shares to Mr. Yan Ka Him, 4,602,060 shares to Mr. Pan Jiye (“Mr. Pan”), and 2,761,236 shares to Ms. Zhou Qilin.

In February 2022, Mr. Li transferred his remaining shares in Bluemount Financial Group Limited to Mr. Yan Ka Him (1,628,768 shares), Mr. Pan Jiye (1,714,493 shares), and Ms. Zhou Qilin (1,028,696 shares). As a result, Mr. Li ceased to be a shareholder of Bluemount Financial Group Limited. The shareholding distribution of Bluemount Financial Group Limited became as follows: Echo International Holdings Group Limited holds 30%, Mr. Pan Jiye holds 27.45%, Ms. Zhou Qilin holds 16.47%, and Mr. Yan Ka Him holds 26.08%.

Reorganization

To prepare for this offering, we underwent the reorganization with the following steps:-

Step 1 Bluemount Group Limited vs Mr. Pan

On May 23, 2023, Mr. Pan completed the transfer of all his shares in Bluemount Financial Group Limited to Bluemount Group Limited, a company that he fully owns.

Step 2 Incorporation of Bluemount Cayman

Bluemount Cayman was incorporated under the laws of the Cayman Islands in June 2023 as an exempted company with limited liability, with the intention to become our ultimate holding company and the issuer of this offering. The authorized share capital of Bluemount Cayman was 23,010,300 divided into 23,010,300 shares each with a par value of USD0.0001.  Upon incorporation, Ogier Global Subscriber (Cayman) Limited being the initial subscriber of Bluemount Cayman, held the first fully paid subscriber’s share which was then transferred to Mr. Jiye Pan.

Step 3 Incorporation of WI Holdings limited

In June 2023, WI Holdings Limited was incorporated under the laws of the British Virgin Islands with the intention to become the holding vehicle for Ms. Zhou’s shares.

Step 4 Incorporation of Yes & Right Investment Limited

In January 2024, Yes & Right Investment Limited was incorporated under the laws of the British Virgin Islands with the intention to become the holding vehicle for Mr. Yan’s shares.

Step 5 SFC approval

We applied to SFC for approval for adding Bluemount Cayman as a new (indirect) substantial shareholder of the licenced companies Bluemount Securities Limited and Bluemount Asset Management Limited as a new (indirect) shareholder of the said licenced companies.  The approval was granted on 27 November 2023.

Step 6 Share Swap

Pursuant to the terms of a share swap agreement, Echo International Holdings Group Limited, Ms. Zhou Qilin, Mr. Yan Ka Him and Bluemount Group Limited sold their respective entire shares in Bluemount Financial Group Limited to Bluemount Cayman, and in return, accepted the allotment of corresponding numbers of shares by Bluemount Cayman. As a result, Bluemount Cayman became the new holding company of our business in the corporate structure on 16 January 2024.

Step 7 Shares transfer and Notifications

On February 26, 2024, the transfer of shares from Ms. Zhou Qilin to WI Holdings Limited was successfully completed.

On March 11, 2024, Mr. Yan Ka Him successfully transferred his shares to Yes & Right Investment Limited.

In March 2024, we informed the SFC of our intention to include Yes & Right Investment Limited and WI Holdings Limited as new (indirect) shareholders of the mentioned licensed companies.

Step 8 Adding in 3 new shareholders

On 14 May 2024, Bluemount Group Limited, Yes & Right Investment Limited and WI Holdings Limited each sold and transferred part of its shares to some pre-IPO Investors, none of which hold more than 5% shareholding of Bluemount Cayman.

Step 9 Cancellation of shares

On May 20, 2025, the following shareholders of the Company proposed to surrender a portion of their Class A Ordinary Shares and Class B Ordinary Shares for cancellation. The Company approved the surrender and cancellation of these shares on the same day. The details are as follows:

Echo International Holdings Group Limited surrendered 3,451,545 Class A Ordinary Shares and 3,750,000 Class B Ordinary Shares. Following the cancellation, it held 3,451,545 Class A Ordinary Shares and 3,750,000 Class B Ordinary Shares, each with a par value of US$0.0001.

Bluemount Group Limited surrendered 2,594,524 Class A Ordinary Shares and 2,818,873 Class B Ordinary Shares. After cancellation, it retained 2,594,524 Class A Ordinary Shares and 2,818,873 Class B Ordinary Shares, each with a par value of US$0.0001.

Yes & Right Investment Limited surrendered 2,436,610 Class A Ordinary Shares and 2,647,304 Class B Ordinary Shares. After the transaction, it held 2,436,610 Class A Ordinary Shares and 2,647,303 Class B Ordinary Shares, each with a par value of US$0.0001.

WI Holdings Limited surrendered 1,331,214 Class A Ordinary Shares and 1,446,324 Class B Ordinary Shares. Post-cancellation, the shareholder retained 1,331,213 Class A Ordinary Shares and 1,446,323 Class B Ordinary Shares, each with a par value of US$0.0001.

Be Good Investment Holdings Limited surrendered 563,753 Class A Ordinary Shares and 612,500 Class B Ordinary Shares. It subsequently held 563,752 Class A Ordinary Shares and 612,500 Class B Ordinary Shares, each with a par value of US$0.0001.

Lissington Limited also surrendered 563,753 Class A Ordinary Shares and 612,500 Class B Ordinary Shares. After cancellation, it retained 563,752 Class A Ordinary Shares and 612,500 Class B Ordinary Shares, each with a par value of US$0.0001.

Mr. Wei Chieh Huang surrendered 563,753 Class A Ordinary Shares and 612,500 Class B Ordinary Shares. Following the cancellation, he held 563,752 Class A Ordinary Shares and 612,500 Class B Ordinary Shares, each with a par value of US$0.0001.

As a result of these share surrenders and cancellations, the total number of outstanding shares of the Company is now 11,505,148 Class A Ordinary Shares and 12,499,999 Class B Ordinary Shares.

INFORMATION ON THE COMPANY

Completion of the Initial Pubic Offering

On July 14, 2025, the Company closed its initial public offering of 1,375,000 Class B Ordinary Shares at a public offering price of US$4.00 per Class B Ordinary Share on the National Association of Securities Dealers Automated Quotations (“Nasdaq”); and the underwriters to the Company’s initial public offering had exercised the Over-Allotment Option to purchase an additional 140,000 Class B Ordinary Shares, on July 30, 2025, in connection with the initial public offering. The gross proceeds received from the initial public offering totaled US$6.06 million. Company’s Class B Ordinary Shares began trading on July 11, 2025 on the Nasdaq Capital Market under the ticker symbol “BMHL.”

As of the date of annual report, 14,014,999 Class B Ordinary Shares were issued and outstanding.

Emerging Growth Company Status

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our IPO; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Class B Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Foreign Private Issuer Status

We are incorporated in the Cayman Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance requirements. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance requirements.

Corporate Information

Our principal office are located at Room 1007, 10/F, Capital Centre, 151 Gloucester Road, Wan Chai, Hong Kong, and our telephone number is +852 2137-2688. Our registered office in the Cayman Islands is located at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our websites are https://www.bluemount.com. The information contained on our website is not a part of this annual report.

Corporate Structure

The following chart illustrates our corporate structure as of the date of this annual report:

B. Business Overview

Overview

We, through our operating subsidiaries, are a Hong Kong-based consulting and advisory and financial services provider, as well as trader of luxury timepieces.

We provide comprehensive consulting and advisory services on business development strategies to our diverse clientele. The core focus of our offerings lies in proactively seeking and evaluating suitable transaction projects which can contribute to the growth and diversification of clients’ business.

Our Corporate Finance segment focuses on the strategic, operational, financial, transactional and capital needs of our clients. In additional, we offer services in seeking suitable transaction projects for the development or diversification; and (ii) seeking suitable business partners/investors for our clients for fund raising projects. Our clients include companies, boards of directors, and as well as other parties-in-interest. We deliver a wide range of services centered around three core offerings: Business Transformation, Strategy and Transactions.

We operate the trading of luxury branded timepieces, where we source, buy, and sell prestigious timepieces. Bluemount Commodities is involved in the trading of brand-new luxury branded timepieces.

The table below sets forth the licenses obtained by our Operating Subsidiaries under the jurisdiction of Hong Kong:

License type and trading right	Entity name
HKSFC Type 1 License — Dealing in securities	Bluemount Securities
HKSFC Type 4 License — Advising on securities	Bluemount Securities
HKSFC Type 9 License — Asset management	Bluemount Asset Management
Stock Exchange Participants (Participant ID: 02054)	Bluemount Securities
HKSCC Participants (Participant ID: B02054)	Bluemount Securities

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

•	Diversified Service Offerings under our Consulting and Advisory Business Segment;

•	Demand for Integrated Solutions and a Consultative Approach under our Consulting and Advisory Business Segment;

•	Focused distribution approach offering personalized customer experience to limited client base and delivering comprehensive services to customers within our Commodity Trading Business Segment;

•	A proven and experienced management team consisting of industry veterans;

•	Established and strong relationship with our clients and stable client base; and

•	Synergies among our different lines of services under our Financial Services Business Segment generate diversified and stable sources of revenue.

Our Strategy

We intend to pursue the following strategies to further expand our business:

•	Leverage Our Practitioners’ and Businesses’ Expertise, Geographic Reach, Diverse Service Offerings and Client Relationships under our Consulting and Advisory Business Segment;

•	Strengthening our placing and underwriting services;

•	Enhancing and developing our asset management business; and

•	Continue to Expand the Product Categories, Brands and Number of SKUs Available for our Commodity Trading Business Segment.

C. Organizational Structure

The following is a list of our subsidiaries as of the date of this annual report.

Name	Background	Ownership
Bluemount Cayman	Incorporated on June 27, 2023 under the laws of Cayman Islands as an exempted company.	See “Principal Shareholders” for details of our material shareholding structures immediately prior to and after this offering.

Bluemount HK	Incorporated on June 3, 2016 as a limited company under the laws of Hong Kong.	100% owned by Bluemount Cayman.

Bluemount Asset Management	Incorporated on June 3, 2016 as a limited company under the laws of Hong Kong.	100% owned by Bluemount HK.

Bluemount Securities	Incorporated on June 3, 2016 as a limited company under the laws of Hong Kong.	100% owned by Bluemount HK.

Bluemount Capital	Formed on June 6, 2017 as a limited company under the laws of Hong Kong	100% owned by Bluemount HK.

Bluemount Commodities	Incorporated on March 29, 2017 as a limited company under the laws of Hong Kong.	100% owned by Bluemount HK.

D. Property, Plants and Equipment

Facilities

We do not own any property. Our principal executive office is located Room 1007, 10/F, Capital Centre, 151 Gloucester Road, Wan Chai, Hong Kong, where Bluemount Commodities Limited, our subsidiary, leased approximately 3,000 square feet of office space. The lease will expire on December 31, 2025. We pay a monthly rent in the amount of HK$84,000 (approximately US$11,000). We believe that we will be able to obtain adequate facilities on reasonable terms principally through leasing, to accommodate our future expansion plans.

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Item 3. KEY INFORMATION — D. Risk Factors” and elsewhere in this annual report.

A. Operating Results

Overview

We, through our operating subsidiaries, are a Hong Kong-based consulting and advisory and financial services provider, as well as trader of luxury timepieces.

Our total revenues were HK$38.3 million, HK$32.8 million and HK$53.8 million for the years ended March 31, 2023, 2024 and 2025, respectively. We recorded a total net profit of HK$0.9 million, HK$9.2 million and HK$10.1 million for the years ended March 31, 2023, 2024 and 2025, respectively.

We primarily focus on consulting and advisory services. For the years ended March 31, 2023, 2024 and 2025, approximately 77.50%, 57.05% and 30.49% of our total revenue was derived from provision of consulting and advisory services, respectively; approximately 19.27%, 40.45% and 61.15% of our total revenue was derived from trading of luxury timepieces, respectively; whereas our financial services (namely underwriting and placing services, securities dealing and brokerage services, and asset management services) in the aggregate only accounted for 3.23%, 2.50% and 8.36% of our total revenue, respectively. Therefore, we consider that our consulting and advisory services the most material business line in our business.

Key Components of Results of Operations

Revenues

Our revenues consist of advisory service income, income from trading of timepieces, brokerage commissions, underwriting and placement income, introducing and referral income, handling income, investment management fee income, interest income and others. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years ended March 31, 2023, 2024 and 2025:

	For the Years Ended March 31,
	2023		2024		2025
	HK$’000	% of total revenues	HK$’000	% of total revenues	HK$’000	US$’000	% of total revenues

Revenues:
Advisory service income	29,700	77.50	18,740	57.05	16,391	2,101	30.49
Trading of timepieces	7,386	19.27	13,288	40.45	32,873	4,215	61.15
Service fee income	2	0.01	45	0.14	243	31	0.45
Investment management fee income	703	1.83	766	2.33	4,236	543	7.88
Brokerage commissions	28	0.07	9	0.03	14	2	0.03
Underwriting and placement income	505	1.32	-	-	-	-	-
Total	38,324	100	32,848	100	53,757	6,892	100

Advisory service fee income

Provision of advisory service fee income comprise the business development strategies and advisory services including (i) seeking suitable transaction projects for the development or diversification of the business of the Company; and (ii) seeking suitable business partners/investors for the Company for fund raising projects.

For the years ended March 31, 2023, 2024 and 2025 advisory service fee income accounted for 77.50%, 57.05% and 30.49% of our total revenues, respectively.

Trading of timepieces

The revenue generated from the trading of timepieces has demonstrated a significant upward trajectory over the three-year period ended March 31, 2025. Specifically, the revenue figures were HK$7,386,000 for the year ended March 31, 2023, HK$13,288,000 for the year ended March 31, 2024, and HK$32,873,000 for the year ended March 31, 2025. This represents a year-on-year increase of approximately 80% from 2023 to 2024, and a further substantial increase of about 147% from 2024 to 2025.

Investment management fee income

We, through our Operating Subsidiaries, provide investment management services by acting as investment manager for our customers in return for investment management fee income. The following tables present key operating data for underwriting and placement income for the years ended indicated:

	2023	2024	2025	2025
	Revenue (HK$’000)	Revenue (HK$’000)	Revenue (HK$’000)	Revenue (US$’000)
Investment management fee income
Bluemount Investment Fund SP	623	429	245	31
Cyber Investment Fund SP	55	7	12	2
Sunrise Global Strategies Fund SP	25	-	-	-
Global New Normal Anti-Inflation Limited Fund	-	330	-	-
Global Strategy Fund SP	-	-	3,979	510
Total investment management fee income	703	766	4,236	543

We, through our Operating Subsidiaries, charge the customers a fee for the investment management services provided under our asset management business, which are recognized when the services are rendered according to the relevant contracts. For the years ended March 31, 2023, 2024 and 2025, investment management fee income accounted for 1.83%, 2.33% and 7.88% of our total revenues, respectively.

Brokerage commissions

Brokerage commissions represent fees and commissions from securities brokerage services based on a fixed rate for each transaction. When a customer executes a securities trading transaction with our Operating Subsidiaries, brokerage commission is recognized upon the completion of the transaction. The fixed rates applied to the customers vary depending on the type of customer, the type of transaction, and the trade volume from the particular customer. The brokerage commission income recorded for the years ended March 31, 2023, 2024 and 2025 were HK$28,000, HK$9,000 and HK$14,000, respectively. The initial decline in brokerage commission from 2023 to 2024 can be attributed to a period of subdued market activity and economic slowdown, which reduced trading volumes and consequently commission income. However, the substantial increase of approximately 55.56% from HK$9,000 in 2024 to HK$14,000 in 2025 reflects an economic recovery. This recovery likely boosted investor confidence and trading activities, leading to increased brokerage transactions and higher commissions earned by the company.

Underwriting and placement income

We, through our Operating Subsidiaries, provide underwriting and placement services to customers by acting as an underwriter, global coordinator, bookrunner, or lead manager for securities issuances and bonds placements, in return for underwriting and placement income. We charge an underwriting and placement income based on certain percentage of the funds committed or raised in the transaction, either initial public offerings or other fundraising or placement activities. The fee structures are negotiated on a project by project basis and vary depending on the type of customer, the type of transaction, and the size of funds committed or raised in the transaction. Underwriting and placement income accounted for 1.32% of total revenues for the year ended March 31, 2023 and there was no underwriting and placement income recorded for the year ended March 31, 2024 and 2025.

Other income

Interest income and others primarily consists of interests earned on bank deposits, customers’ overdue and government subsidies.

Interests on customers’ overdue represent interests charged on overdue receivables from customers arising from brokerage transactions. According to the contracts entered by into between us and our customers, we, through our Operating Subsidiaries, shall charge our customers on amounts overdue, i.e. amounts due on brokerage transactions which are not yet settled on settlement dates, an interest at Hong Kong Prime Lending Rate plus 8% per annum accrued on daily basis.

Government subsidies primarily relate to one-off entitlement granted by the Hong Kong Government under the Employment Support Scheme of the Anti-epidemic Fund. We recognize government subsidies as other income when the conditions are met.

For the years ended March 31, 2023, 2024 and 2025, interest income and others accounted for 4.03%, 0% and 0% of our total revenues, respectively.

Expenses

The following table sets forth our operating cost and expenses, as a percentage of total revenues, for the years ended March 31, 2023, 2024 and 2025:

	For the Years Ended March 31,
	2023		2024		2025
	HK$’000	% of total revenues	HK$’000	% of total revenues	HK$’000	US$’000	% of total revenues
Expenses:
Cost of revenue	9,735	25.40	15,078	45.90	33,834	4,338	62.94
Impairment loss on trade and other receivables	20,622	53.81	863	2.63	330	42	0.61
Salaries and benefits	-	-	32	0.10	341	44	0.63
Office and miscellaneous	1,102	2.88	978	2.98	637	82	1.18
Rent, building management fees and rates	235	0.61	253	0.77	407	52	0.76
Professional fees	392	1.02	1,823	5.55	3,109	398	5.78
Depreciation	1,856	4.84	1,806	5.50	1,494	192	2.78
Bank charges	20	0.05	51	0.16	35	4	0.07
Others	38	0.10	30	0.09	24	3	0.04
Total expenses	34,000	88.71	20,914	63.68	40,211	5,155	74.79

Cost of revenue

Cost of revenue refers to the expenditures directly linked to the production or procurement of watches that are later sold, as well as the compensation paid to staff members providing consulting and advisory services. Cost of revenue accounted for 25.4%, 45.9% and 62.94% of the total revenue for the years ended March 31, 2023, 2024 and 2025 respectively.

Impairment loss on trade and other receivables

Impairment loss on trade and other receivables accounted for 53.81%, 2.63% and 0.61% of our total revenues for the years ended March 31, 2023, 2024 and 2025, respectively. For the year ended March 31, 2025, the impairment loss on trade and other receivables was 0.61% of total revenues, reflecting a low level of losses and strong receivables management. This represented a further improvement from the previous year, March 31, 2024, when the impairment loss stood at 2.63%, already showing significant progress in credit quality and collection efforts. Compared to March 31, 2023, when the impairment loss was extremely high at 53.81% of total revenues, this downward trend highlights a substantial recovery and strengthening of the Group’s credit control processes over these three years.

Rent, building management fees and rates

Rent, building management fees and rates are distinct but related expenses associated with occupying and operating within a physical office space. Rent, building management fees accounted for 0.61%, 0.77% and 0.76% of the total revenues for the years ended March 31, 2023, 2024 and 2025 respectively.

Professional fees

Professional fees are mainly the service fees for audit, company secretary, consulting, legal, and other professional services which are needed during the ordinary course of our business operation. Professional fees accounted for 1.02%, 5.55% and 5.78% of our total revenues for the years ended March 31, 2023, 2024 and 2025, respectively.

Depreciation

Depreciation results from the depreciation of property and equipment, such as computer equipment, furniture and office equipment, leasehold improvements as well as rights-of-use assets. Depreciation accounted for 4.84%, 5.5% and 2.78% of our total revenues for the years ended March 31, 2023, 2024 and 2025, respectively.

Income Tax

Our subsidiaries operated in Hong Kong are subjected to Hong Kong Profits Tax. For the years ended March 31, 2023, 2024 and 2025, Hong Kong Profits Tax was calculated in accordance with the two-tiered profits tax rates regime under which the tax rate is 8.25% on assessable profits of the first HK$2 million (equivalent to US$255,000) and 16.5% on any assessable profits in excess of HK$2 million (equivalent to US$255,000). For connected entities, as is the case of our Hong Kong subsidiaries, Bluemount Securities, Bluemount Asset Management, Bluemount Capital and Bluemount Commodities, only one of the connected entities can elect to be charged at two-tiered tax rates. The other entity will be subject to tax rate of 16.5% on all its assessable profits, if any. For the years ended March 31, 2023, 2024 and 2025, income tax accounted for 11.3%, 6.35% and 5.96% of our total revenues, respectively.

Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, unless in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment. As of March 31, 2023, 2024 and 2025, we had no open tax investigation from the tax authority and we do not consider that there was any uncertain tax position as of those dates.

Comparison of the years Ended March 31, 2023, 2024 and 2025

The following table sets forth a summary of our consolidated results of operations for the years ended March 31, 2023, 2024 and 2025 as indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any year are not necessarily indicative of the results that may be expected for any future trends.

	For the Years Ended March 31,
	2023		2024		2025
	HK$’000	% of total revenues	HK$’000	% of total revenues	HK$’000	US$’000	% of total revenues
Revenues
Advisory service income	29,700	77.50	18,740	57.05	16,391	2,101	30.49
Trading of timepieces	7,386	19.27	13,288	40.45	32,873	4,214	61.15
Brokerage commissions	28	0.07	9	0.03	14	2	0.03
Underwriting and placement income	505	1.32	-	-	-	-	-
Service fee income	2	0.01	45	0.14	243	32	0.45
Investment management fee income	703	1.83	766	2.33	4,236	543	7.88

Cost of revenue	9,735	25.40	15,078	45.90	33,834	4,338	62.94
Impairment loss on trade and other receivables, net of reversal	20,622	53.81	863	2.63	330	42	0.61
Salaries and benefits	-	-	32	0.10	341	44	0.63
Office and miscellaneous	1,102	2.88	978	2.98	637	82	1.18
Rent, building management fees and rates	235	0.61	253	0.77	407	52	0.76
Professional fees	392	1.02	1,823	5.55	3,109	398	5.78
Depreciation	1,856	4.84	1,806	5.50	1,494	192	2.78
Bank charges	20	0.05	51	0.16	35	4	0.07
Others	38	0.10	30	0.09	24	3	0.04

Revenues

For the year ended March 31, 2025, total revenues were HK$53.8 million, representing a substantial increase of HK$21.0 million or 63.7% compared to the previous year. This significant growth indicates a strong recovery or expansion in business activities during this period. For the year ended March 31, 2024, total revenues were HK$32.8 million, which was a decrease of HK$5.5 million or 14.3% from the year ended March 31, 2023. The main contributing factor to this decrease was a significant decline in revenue from advisory services. However, this decline was partially offset by an increase in income generated from the trading of timepieces.

Advisory service fee income – For the year ended March 31, 2025, advisory service fee income accounted for 30.49% of total revenues, reflecting a significant decrease of 12.5% compared to the previous year. This decline may suggest a reduction in advisory service activities or a diversification of revenue streams. The revenue generated from advisory service fees experienced a significant decline, decreasing from HK$29.7 million for the fiscal year ended on March 31, 2023, to HK$18.7 million for the fiscal year ended on March 31, 2024. This notable decrease can be primarily attributed to the absence of major projects in 2024. Two projects played a crucial role in driving the growth of advisory service fee income in 2023. They likely involved providing expert advice, consultation, or strategic guidance to clients, resulting in higher fees earned for the services rendered. The successful execution and completion of these projects contributed significantly to the overall increase in advisory service fee income.

Trading of timepieces – The revenue generated from the trading of timepieces has demonstrated a significant upward trajectory over the three-year period ended March 31, 2025. For the year ended March 31, 2025, the revenue reached HK$32.9 million, representing a substantial increase of approximately 147% compared to the previous year. This continued growth reflects a strong market appetite and expanding trading activities in timepieces during this period. In the year ended March 31, 2024, revenue from timepiece trading was HK$13.3 million, marking an approximate 79.9% increase from the year ended March 31, 2023. This rise was driven by increased demand, indicating a heightened consumer interest and favorable market conditions. Factors contributing to this growth likely include shifts in consumer preferences, effective marketing strategies, and the introduction of new appealing timepiece models. For the year ended March 31, 2023, revenue from trading timepieces stood at HK$7.4 million, serving as the baseline figure for this upward trend in the subsequent years.

Brokerage commissions — The brokerage commission income recorded for the years ended March 31, 2023, 2024 and 2025 were HK$28,000, HK$9,000 and HK$14,000, respectively. The initial decline in brokerage commission from 2023 to 2024 can be attributed to a period of subdued market activity and economic slowdown, which reduced trading volumes and consequently commission income. However, the substantial increase of approximately 55.56% from HK$9,000 in 2024 to HK$14,000 in 2025 reflects a economic recovery. This recovery likely boosted investor confidence and trading activities, leading to increased brokerage transactions and higher commissions earned by the company.

Underwriting and placement income — The drop in underwriting and placement income by 100% from HK$0.5 million for the year ended March 31, 2023, to HK$nil and HK$nil for the years ended March 31, 2024 and 2025, can be attributed to a reduction in our involvement in underwriting and placement activities. We were engaged in fewer instances of providing underwriting services and facilitating placements during the latter period, resulting in a decrease in income generated from these activities. As a result, our overall underwriting and placement income experienced a notable decline.

Investment management fee income — Regarding the income recognized from investment management fees for the fiscal years ended on March 31, 2023, 2024 and 2025, the entirety of the income was derived from management fees charged. These fees were calculated at a rate of 0.90% to 2.00% per annum based on the net asset values of the funds under our management. Notably, there was a consistent and steady growth in investment management fee income, rising from HK$0.7 million in 2023 to HK$0.8 million in 2024 and HK$4.2 million in 2025. This increase can be attributed to the acquisition of a new customer in the year 2024 and 2025.

Expenses

Cost of revenue – For the year ended March 31, 2025, the cost of revenue accounted for 62.94% of total revenue, representing a significant increase of 124.4% compared to the previous year. In the year ended March 31, 2024, the cost of revenue was 45.9% of total revenue, marking a substantial increase of 54.9% from the year ended March 31, 2023. This increase is directly linked to the rise in the trading of timepieces as well as the increase in compensation paid to staff members providing consulting and advisory services.

Impairment loss on trade and other receivables — Impairment loss on trade and other receivables accounted for 53.81%, 2.63% and 0.61% of our total revenues for the years ended March 31, 2023, 2024 and 2025, respectively. For the year ended March 31, 2025, the impairment loss on trade and other receivables was 0.61% of total revenues, reflecting a low level of losses and strong receivables management. This represented a further improvement from the previous year, March 31, 2024, when the impairment loss stood at 2.63% of the total revenue for the year, already showing significant progress in credit quality and collection efforts. Compared to March 31, 2023, when the impairment loss was extremely high at 53.81% of total revenues, this downward trend highlights a substantial recovery and strengthening of the Group’s credit control processes over these three years. The impairment loss for the year ended March 31, 2023 result from (i) payment delays: prolonged delays in payment beyond normal credit terms by three customers. Despite multiple attempts by the company to reach out to these customers, there was a lack of responsiveness or feedback from their end. In the absence of any communication or acknowledgment regarding the outstanding debts, the decision was made to impair partial balances due from these customers; and (ii) four customers faced financial difficulties due to the prevailing economic downturn, impacting their ability to settle outstanding debts. The Group maintains ongoing communication with these customers to monitor their financial status. In light of these challenges, the Company recognized impairments but opted to impair only a portion of the balances due from these customers, reflecting a partial recognition of the credit risk associated with their financial distress. This reduction indicates an improvement in the collection of outstanding amounts owed to the company. An impairment loss on receivables occurs when there is doubt about the ability to collect the full amount owed. The decrease in impairment loss suggests that the company experienced a more favorable collection environment, with a lower number of receivables becoming uncollectible or requiring write-offs. The Company has engaged in additional payment arrangement with certain customers who have overdue balances to secure the collection of outstanding amounts to be resolved at a later date without constituting a payment default. The additional payment arrangements were generally formalised in the first quarter of 2024 with certain customers after individual evaluation and communication. Throughout the year, the Company maintained active communication with customers holding overdue balances and initiated payment arrangements after evaluating each customer’s financial position and historical payment history. Under these additional payment agreements, customers have committed to repaying at least 50% of the outstanding balance by December 31, 2024, with full settlement required by March 31, 2025. These terms were formalized following a review of updated financial information provided by the customers, which demonstrated their capability to adhere to the modified repayment schedule. The payment schedules are designed to allow manageable installments, reducing the risk of default. In assessing the recoverability of the trade receivables, the Company thoroughly evaluates the financial condition of each customer, taking into consideration their financial statements, historical payment records, and direct communications. Such payment arrangement, permitting payments beyond the standard due date, help establish a customary practice where payment delays do not automatically signal default. These agreements prioritize communication between the Company and the trade receivables concerning delayed payments, outlining procedures to address such instances. This proactive communication aids in setting clear expectations and averting misconceptions that might trigger assumptions of default.

The impairment loss on trade receivables for the year ended on March 31, 2023, 2024 and 2025 breakdown as below:

	2023	2024	2025
	HK$’000	HK$’000	HK$’000
Trade receivables arising from:
- Security related service and asset management income– related parties	8,905	8,342	4,100
- Security related service and asset management income– third parties	35,428	41,153	5,219
- Trading of timepieces – third parties	290	4,194	29,569
	44,623	53,689	38,888
Less: impairment allowance arising from:
- Security related service and asset management income– related parties	(1,615)	(1,993)	(12)
- Security related service and asset management income– third parties	(33,294)	(26,451)	(2,148)
- Trading of timepieces – third parties	(290)	(254)	(22,024)
	(35,199)	(28,698)	(24,184)

Trade receivables (net)	9,424	24,991	14,704

Salaries and benefits – For the year ended March 31, 2023, 2024 and 2025, salaries and benefits recorded HK$nil, HK$32,000 and HK$341,000, respectively. During the year ended March 31, 2023, no salaries and benefits expense was recognized. Salaries and benefits expense recorded in 2024 amounted to HK$32,000, followed by a significant increase to HK$341,000 in 2025 due to company expansion and increased staffing levels.

Office and miscellaneous – For the year ended March 31, 2025, office and miscellaneous expenses were HK$637,000, reflecting a decrease of HK$341,000 or approximately 34.87% compared to the previous year. In the year ended March 31, 2024, these expenses totaled HK$978,000, which was a decrease of HK$124,000 or about 11.25% from the year ended March 31, 2023. This decrease in office and miscellaneous expenses can be attributed the implementation of cost-saving measures or efficiency improvements within the organization.

Rent, building management fees and rates - For the year ended March 31, 2025, rent and building management fees accounted for 0.76% of total revenues, showing an increase of 60.87% compared to the previous year. For the year ended March 31, 2024, these expenses were 0.77% of total revenues, which increased by 7.66% from the year ended March 31, 2023. The increase in the current year is solely attributed to a rise in short-term lease expenses, while the increase in 2024 was driven by higher building management fees.

Professional fees — For the year ended March 31, 2025, professional fees accounted for 5.78% of total revenues, reflecting a slight increase of 70.54% compared to the previous year. This increase was primarily driven by higher expenses related to the IPO project, including audit, legal, and consulting services essential for the successful execution of the listing process which is not qualified to be capitalized as deferred offering cost. In the year ended March 31, 2024, professional fees represented 5.55% of total revenues, which was a significant rise of 365.05% from the year ended March 31, 2023. The increase in 2024 suggests growing engagement of various professional services as the company geared up for the IPO, marking a notable step-up from prior years.

Depreciation — Depreciation results from the depreciation of property and equipment, such as computer equipment, furniture and office equipment, leasehold improvements as well as rights-of-use assets. Depreciation accounted for 4.84%, 5.5% and 2.78% of our total revenues for the years ended March 31, 2023, 2024 and 2025, respectively. There were no additional purchases of property, plant, and equipment (PPE) during 2025 and 2024.

Income tax expense

For the year ended March 31, 2025, income tax expenses were HK$3.2 million, representing an increase of HK$1.1 million or approximately 53.6% compared to the previous year.   Income tax expense decreased from HK$4.3 million for the year ended March 31, 2023 to HK$2.1 million for the year ended March 31, 2024. The subsidiaries of the Group are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended March 31, 2024 and 2023 Hong Kong Profits Tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HK$ 2 million of assessable profits is 8.25% and assessable profits above HK$ 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. In 2023, non-deductible expenses totaling HK$21.5 million and in 2024, HK$1.5 million were incurred, leading to additional tax expenses of HK$3.6 million and HK$247,000 for the respective years. The variance in tax expenses between 2023 and 2024 was notably influenced by these significant non-deductible expenditures. Below illustrates the breakdown of non-deductible expenditures for the years ended March 31, 2023, 2024 and 2025:

	2023	2024	2025
	HK$’000	HK$'000	HK$'000
Interest expenses on dividend payables	348	348	-
Impairment loss on trade receivables, net of reversal	19,822	863	24,124
Impairment loss on other receivables, net of reversal	800	-	-
Imputed interests	199	223	258
Penalties	174	-	-
Disallowed tax losses	177	59	2,923
	21,520	1,493	27,305

Taxation for the year (Tax at the domestic income tax rate)	3,551	247	4,505

Tax effect of expense not deductible for tax purpose	3,551	247	4,505

Profit after taxes

We had a profit after income taxes of HK$0.9 million, HK$9.2 million and HK$10.1 million for the years ended March 31, 2023, 2024 and 2025, respectively. The increase in profit after income taxes was largely contributed by the increase in revenue and group profit.

B. Liquidity and capital resources

Regulatory Capital Requirements

As our Operating Subsidiaries are regulated by HKSFC in relation to their operating activities in Hong Kong, local rules and regulations require the Operating Subsidiaries to maintain relevant capital adequacy levels. The following table illustrates the minimum regulatory capital as established by HKSFC that our subsidiaries were required to maintain as of March 31, 2025 and the actual amounts of capital maintained.

The following table summarizes the minimum regulatory capital as established by the HKSFC that the Group was required to maintain as of March 31, 2023, 2024 and 2025 and the actual amounts of capital that were maintained.

Capital requirement as of March 31, 2025	Minimum regulatory capital requirements	Capital level maintained
	HK$’000	HK$’000
Bluemount Securities Limited	3,000	4,532
Bluemount Asset Management Limited[1]	100	611

Capital requirement as of March 31, 2024	Minimum regulatory capital requirements	Capital level maintained
	HK$’000	HK$’000
Bluemount Securities Limited	3,000	3,781
Bluemount Asset Management Limited[1]	100	240

Capital requirement as of March 31, 2023	Minimum regulatory capital requirements	Capital level maintained
	HK$’000	HK$’000
Bluemount Securities Limited	3,000	4,990
Bluemount Asset Management Limited[1]	100	789

The Group’s operation subsidiaries maintain a capital level greater than the minimum regulatory capital requirements and it is in compliance with the minimum regulatory capital established by the HKSFC.

1 Bluemount Asset Management Limited is only required to file its regulatory returns for June and December of every year. The capital levels reflected for the years or periods end represented the latest submitted regulatory form information.

Cash Flows

The following table sets forth a summary of our cash flows for years ended March 31, 2023, 2024 and 2025 as indicated.

	For the Years Ended March 31,
	2023	2024	2025	2025
	HK$’000	HK$’000	HK$’000	US$’000
Net cash (used in) / generated from operating activities	2,917	(3,876)	10.518	1,349
Net cash generated from / (used in) investing activities	-	-	-	-
Net cash used in financing activities	(151)	(755)	(8,716)	(1,117)
Net (decrease)/increase in cash and cash equivalents	2,766	(4,631)	1,802	232
Cash and cash equivalents, beginning of period/year	6,147	8,913	4,282	548
Cash and cash equivalents, end of year	8,913	4,282	6,084	780

Operating activities

Net cash generated from operating activities for the year ended March 31, 2025 was HK$10.5 million (approximately US$1.3 million). The difference was primarily attributable to net profit adjusted for (i) an increase of HK$16.1 million (approximately US$2.1 million) in inventories due to purchase of additional inventories during the year; (ii) decrease in trade receivables of HK$10.0 million (approximately US$1.3 million); (iii) decrease in trade and other payables of HK$4.4 million (approximately US$0.56 million) and (iv) decrease in bank balance from clients accounts of HK$5.7 million (approximately US$0.74 million).

Net cash used in operating activities for the year ended March 31, 2024 was HK$3.9 million (approximately US$0.5 million). The difference was primarily attributable to (i) an increase of HK$0.8 million (approximately US$0.1 million) in inventories due to purchase of additional inventories during the year; (ii) increase in trade receivables of HK$16.4 million (approximately US$2.1 million); (iii) decrease in trade and other payables of HK$2.0 million (approximately US$0.25 million) and (iv) decrease in bank balance from clients accounts of HK$1.9 million (approximately US$0.24 million).

Net cash generated from operating activities for the year ended March 31, 2023 was HK$2.9 million. The difference was primarily attributable to (i) increase of HK$5.1 million in inventories; and (ii) increase of HK$14.1 million in trade receivables; (iii) decrease of HK$10.2 million in trade and other payables; (iv) decrease of HK$4.2 million in prepayments, deposits and other receivables and (v) decrease of HK$6.8 million in bank balance from clients accounts.

Investing activities

There were no investing activities for the years ended March 31, 2023, 2024 and 2025.

Financing activities

Net cash used in financing activities for the year ended March 31, 2025 was HK$8.7 million (approximately US$1.1 million). This was mainly caused by (i) payment of HK$1.6 million (approximately US$0.2 million) deferred offering costs; (ii) repayment of dividend payables HK$6.4 million (approximately US$0.8 million); (iii) repayment from lease liabilities of HK$0.9 million (approximately US$0.11 million), partially offset by the advances from a director of HK$0.2 million (approximately US$30,000).

Net cash used in financing activities for the year ended March 31, 2024 was HK$0.8 million (approximately US$0.1 million). This was mainly caused by (i) repayment of HK$0.4 million (approximately US$50,000) to a director; (ii) repayment of loan HK$0.2 million (approximately US$26,000); (iii) repayment from lease liabilities of HK$1.1 million (approximately US$0.13 million), partially offset by the advances from a director of HK$0.9 million (approximately US$0.11 million).

Net cash used in financing activities for the year ended March 31, 2023 was HK$0.2 million. This was mainly due to (i) repayment of HK$3.5 million to a director and (ii) repayment of HK$1 million from lease liabilities, partially offset by the advances from a director of HK$4.4 million.

C. Research and Development, Patents and Licenses, etc.

Please refer to “Item 4. Information on the Company – B. Business Overview”.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events for the year ended March 31, 2025 that are reasonably likely to have a material and adverse effect on revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations relates to our consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

Our critical accounting policies and practices include the following: (i) revenue recognition, (ii) receivables from customers, and (iii) impairment assessment. For a detailed discussion of our significant accounting policies and related judgments, please see “Note 3 – Material Accounting Policy Information and Use of Estimates and Judgments of the Notes to Consolidated Financial Statements. You should read the following description of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Recent accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 3 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below is information concerning our directors, director appointees, and executive officers.

Name	Age	Position
Chan Wan Shan Sandra	51	Director, Chief Executive Officer, and Chairperson of the Board of Directors
Pan Jiye	30	Director and Chief Operating Officer
Lui Tung Mui	54	Chief Financial Officer
Chun David	66	Independent Director
Ow Kian Jing Dennis	58	Independent Director and Audit Committee Chairman
Da Hae Im (Ellie)	35	Independent Director

Ms. Chan Wan Shan Sandra is our Director, Chief Executive Officer, and Chairperson of the Board of Directors. Since January 2022, Ms. Chan has been serving as a director of Bluemount Securities Limited, a subsidiary of the Group. Since December 2021, Ms. Chan has been serving as a director of Bluemount Financial Group Limited, Bluemount Asset Management Ltd, Bluemount Capital Limited, Bluemount Commodities Ltd and Bluemount Credit Limited. Since November 2019, Ms. Chan has been serving as an independent and non-executive director of Industronics Berhard, the issued shares of which are listed on the main market of Bursa Malaysia Securities Berhad (stock code: 9393 and stock name: ITRONIC), a Malaysian company which designs, manufactures, and installs electronics and microprocessor controlled products, telecommunication equipment supply, AV multimedia systems, intelligent transportation systems, and major system integration projects. Since March 2020, Ms. Chan has been serving as an executive director at Echo International Holdings Group Limited (HKEx: 08218), a company which manufactures security alarm, buzzer, fire alarm, massage toner, fishing indicator, and communicator, as well as offers verification, procurement, assembling, inspection, packaging, and after-sales services. From August 2017 to March 2020, Ms. Chan served as a manager of Echo Asia (HK) Limited, a subsidiary of Echo International Holdings Group Limited (HKEx: 08218). Ms. Chan graduated from Bethel High School in 1991.

Ms. Pan Jiye is our Director and Chief Operating Officer. In December 2021, Mr. Pan joined Bluemount Financial Group Limited, a subsidiary of our Group and has been serving as the business development manager since then. Mr. Pan also serves as a director for Bluemount Securities Limited, Bluemount Asset Management Limited, Bluemount Capital Limited, and Bluemount Commodities Limited since December 2021. Since December 2019, Mr. Pan has been serving as a director of Industrial Electronics Pte Ltd, a company which is engaged in the business of wholesale of watches and development of computer games. Mr. Pan obtained a diploma from Jiangxi Vocational College of Science and Technology in 2015.

Lui Tung Mui is our Chief Financial Officer. Ms. Lui has been serving as the financial controller of Echo Asia (Hong Kong) Limited, a trading company, since August 2021, where she is responsible for overseeing daily operation and finance department of the company. From December 2018 to October 2019, she was the senior finance manager at Gold Metal International Travel Limited, a trading and travelling company, where she was responsible for overseeing daily operation and finance department of the company. From 2004 to 2016, she worked as a finance manager at Wah Sun Emporium Wholesales Company Limited. Ms. Lui graduated from high school in 1994.

Mr. Chun David is one of our independent directors. Since January 1978, Mr. Chun has been serving as the president of EduCORP, a company with a diversified range of business focusing on large scale commodity trade, including oil and gas, biofuel feedstock, and renewable and alternative energy. From January 2019 to January 2021, Mr. Chun served as a senior manager of Lowe II LLC, an investment and asset management company. Mr. Chun obtained a doctorate of mental health from the University of California, San Francisco in 2006, a master of science degree in health & medical administration from the University of California, Berkeley in 1983, and a bachelor of science degree in neurobiology & artificial intelligence the University of California, Berkeley in 1980.

Mr. Ow Kian Jing Dennis is one of our independent directors. Since August 2023, Mr. Ow has been serving as the vice president of Nebula Investments LLC, a corporate financial advisory company. From April 2021 to April 2023, Mr. Ow served as a managing director of FDB Financial Group Limited, a corporate financial advisory company. From November 2020 to March 2021, Mr. Ow served as the head of investment banking division and an executive director of Guolian Securities International Capital Co., Ltd., a subsidiary of Guolian Securities Co., Ltd (HKEx: 01456), a company predominately engaged in securities related businesses. From March 2016 to September 2020, Mr. Ow served as head of investment banking division and an executive director of South China Financial Holdings Limited (HKEx: 00619), a company which provides securities brokerage services, bullion, forex and commodities trading, share margin financing, money lending, lease financing, and corporate advisory and underwriting services. Mr. Ow obtained an associate diploma in marketing from Royal Melbourne Institute of Technology in Australia in 1993, and a postgraduate certificate in management from the University of Technology, Sydney in 1998.

Ms. Da Hae Im (Ellie) is one of our independent directors. Since August 2023, Ms. Da Hae has been serving as the channel renewal specialist of Computer Generated Solutions, Inc., a company which provides information technology services. From January 2021 to March 2023, Ms. Da Hae served as an account executive of Intralinks, a company which provides information technology products and services. From April 2016 to December 2020, Ms. Da Hae served as a sales & operations manager of DHI Engineering & Trading Pte Ltd., a company which provides industrial equipment & supplies. Ms. Im obtained a bachelor’s degree in broadcasting & telecommunication from Seoul Women’s University in Korea in 2012.

Family Relationships

There are no family relationships among our directors and executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors, director appointees or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

B. Compensation

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate, basis. For the years ended March 31, 2023, 2024 and 2025, we paid an aggregate compensation of HK$126,000, HK$21,000 and HK$ nil, respectively, to our directors. We have not set aside any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

C. Board Practices

Board of Directors

Our board of directors consist of five directors. A director who is, directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company shall declare the nature of his or her interest prior to or at a meeting of our directors. Subject to any separate requirement for audit committee approval under applicable law, our amended and restated memorandum and articles of association as may be amended from time to time or the listing rules of the Nasdaq Capital Market, or disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our Company to issue debentures, debenture stock, bonds, and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors have a service contract with us that provides for benefits upon termination of service.

We recognize the importance and benefit of having a board of directors composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members with respect to attributes such as gender, ethnicity and other factors. In support of this goal, we will consider criteria that promote diversity, including with regard to gender, ethnicity, and other dimensions; and consider the level of representation of women on our board of directors along with other markers of diversity.

Committees of the Board of Directors

We has established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We expect to adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.

Our audit committee will consist of Mr. Chun David, Mr. Ow Kian Jing Dennis, and Ms. Da Hae Im (Ellie). All of them are financially literate and two of whom have accounting or related financial management expertise. Mr. Ow Kian Jing Dennis will be the chairperson of our audit committee. We have determined that each of our audit committee members satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Ow Kian Jing Dennis qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•        appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•        reviewing with the independent auditors any audit problems or difficulties and management’s response;

•        discussing the annual audited financial statements with management and the independent auditors;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•        reviewing and approving all proposed related-party transactions;

•        meeting separately and periodically with management and the independent auditors; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.

Our compensation committee will consist of Ms. Chan Wan Shan Sandra, Mr. Chun David, Mr. Ow Kian Jing Dennis, and Ms. Da Hae Im (Ellie). Ms. Chan Wan Shan Sandra will be the chairman of our compensation committee. We have determined that each of our compensation committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

•        selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee will consist of Ms. Chan Wan Shan Sandra, Mr. Chun David, Mr. Ow Kian Jing Dennis, and Ms. Da Hae Im (Ellie). Ms. Chan Wan Shan Sandra will be the chairman of our nominating and corporate governance committee. We have determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•        selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•        reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, and diversity;

•        making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•        advising the board periodically in regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Code of Business Conduct and Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

We has adopted (i) a code of business conduct and ethics; (ii) Insider Trading Policy that applies to our Directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions; and (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). We intend to disclose any amendments to the Policies, and any waivers of the Policies for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company. These include, among others (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, our directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has which enables him to meet a higher standard than a director without those knowledge, skill and experience.

As set out above, our directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of Shares in our company, including the registration of such Shares in our Share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of our shareholders, unless the director is appointed on such express terms that he or she shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period. A director will cease to be a director automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors generally, (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to our company, or (iv)is removed from office pursuant to our articles of association.

Our officers are selected by and serve at the discretion of our board of directors.

Employment Agreements and Indemnification Agreements

Pursuant to employment agreements, the material terms are as follows: we will agree to employ each of our executive officers for a specified time period, which may be renewed automatically for another specified time period upon the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer agrees to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our board. We also achieved gender diversity by having two female directors out of the total of five directors (including independent directors). Our board is well balanced and diversified in alignment with the business development and strategy of the Company.

Equity Incentive Plans

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of March 31, 2023, 2024 and 2025, we had no outstanding equity awards.

Compensation

For the years ended March 31, 2023, 2024 and 2025, we paid an aggregate of HK$713,840, HK$639,000 and HK$589,000, respectively, in cash and benefits in-kind granted to or accrued on behalf of all of our Directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our Directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our Executive Officers and Directors.

D. Employees

The Operating Subsidiaries had 9 employees as of March 31, 2025. All of the employees are stationed in Hong Kong.

All of the employees are employed under employment contracts which set out fully, among other things, the employees’ responsibilities, remuneration and grounds for termination of employment. The remuneration packages of our employees include salary and bonus. Generally, employee salaries are determined based on the employees’ qualification, experience, position and seniority. We assess our employee remuneration on an annual basis to determine whether any bonus or salary adjustments are required to be made.

Overall, we believe that our remuneration package is competitive in the market. We have maintained good working relationships with our employees and does not foresee any difficulties in the recruitment and retention of experienced staff. For the years ended March 31, 2023, 2024 and 2025, and up to the date of this annual, there was no interruption to our operations as a result of labor disputes.

E. Share Ownership as of the date of this annual report

	Number of Class A Ordinary Shares		Number of Class B Ordinary Shares
Name of Beneficial Owners	Number	%	Number	%
Directors and Executive Officers:
Chan Wan Shan Sandra	—	—	—	—
Pan Jiye	2,594,524	22.55%	2,818,873	20.11%
Lui Tung Mui	—	—	—	—
Ow Kian Jing Dennis	—	—	—	—
Chun David	—	—	—	—
Da Hae Im (Ellie)	—	—	—	—
All directors and executive officers as a group	2,594,524	22.55%	2,818,873	20.11%
5% shareholders:
Echo International Holdings Group Limited	3,451,545	30.00%	3,750,000	26.76%
Bluemount Group Limited	2,594,524	22.55%	2,818,873	20.11%
Yes & Right Investment Limited	2,436,610	21.18%	2,647,303	18.89%
WI Holdings Limited	1,331,213	11.57%	1,446,323	10.33%

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Other Transactions with Related Parties

The related party balances were as follows:

(a)	Balances with related parties

Name of Related Parties	Relationship	Nature of Transaction	As of March 31, 2023	As of March 31, 2023	As of March 31, 2024	As of March 31, 2024	As of March 31, 2025	As of March 31, 2025
			HK$’000	US$’000	HK$’000	US$’000	HK$’000	US$’000
Bluemount Investment Fund SP	Common director (Ms. Chan Wan Shan Sandra)	Trade receivables	1,675	213	2,105	269	109	14
Cyber Investment Fund SP	Common director (Ms. Chan Wan Shan Sandra)	Trade receivables	7,230	921	6,237	797	12	1
Global Strategy Fund SP	Common director (Ms. Chan Wan Shan Sandra)	Trade receivables	-	-	-	-	3,979	501
Echo International Holdings Group Limited	Shareholder	Dividend payables	6,096	777	6,444	823	-	-
Bluemount Group Limited	Shareholder	Other receivables	10	1	26	3	26	3
Bluemount Investment Fund SPC	Common director (Ms. Chan Wan Shan Sandra)	Other receivables	133	17	133	17	133	17
Bluemount Financial Holdings Limited	Common directors (Ms. Chan Wan Shan Sandra and Mr. Pan Jiye)	Other receivables	-	-	1	*	1	*
ECGO International Limited	Substantial shareholder of Echo International Holdings Group Limited (“Echo International”) until October 18, 2023	Loan	350	45	150	19	150	19
Yuk Cuisine Limited	Common director (Ms. Chan Wan Shan Sandra) and a wholly-owned subsidiary of Echo International	Other payables	1,066	136	1,066	136	1,506	193
Yuk Cuisine (Hong Kong) Limited	Common director (Ms. Chan Wan Shan Sandra) and a wholly-owned subsidiary of Echo International	Other payables	250	32	250	32	250	32
Chan Wan Shan Sandra	Director of the Company	Amount due to a director (Note)	2,671	342	3,168	406	3,407	436

* Less than US$1,000

Note: The amount is unsecured, non-interest bearing and repayable on demand.

(b)	Transactions with related parties

Related Parties	Relationship	Nature of Transaction	For the year ended March 31, 2023	For the year ended March 31, 2023	For the year ended March 31, 2024	For the year ended March 31, 2024	For the year ended March 31, 2025	For the year ended March 31, 2025
			HK$’000	US$’000	HK$’000	US$’000	HK$’000	US$’000
Echo International Holdings Group Limited	Shareholder of the Company	Interest expense on dividend payables	348	45	348	45	-	-
Echo International Holdings Group Limited	Substantial shareholder of Echo International Holdings Group Limited (“Echo International”) until October 18, 2023	Placing commission income	505	65	-	-	-	-
Bluemount Investment Fund SPC[1] - Cyber Investment Fund SP	Common director (Ms. Chan Wan Shan Sandra)	Asset management fee	55	7	7	1	12	1
Bluemount Investment Fund SPC[1] - Bluemount Investment Fund SP	Common director (Ms. Chan Wan Shan Sandra)	Asset management fee	623	80	429	55	245	31
Bluemount Investment Fund SPC[1] - Sunrise Global Strategies Fund SP	Common director (Ms. Chan Wan Shan Sandra)	Asset management fee	25	3	-	-	-	-
Bluemount Investment Fund SPC[1] - Global Strategy Fund SP	Common director (Ms. Chan Wan Shan Sandra)	Asset management fee	-	-	-	-	3,979	510
Global New Normal Anti-Inflation Limited Partnership Fund SPC[2]	Investment manager of the fund until March 1, 2024	Asset management fee	-	-	330	42	-	-
Echo Asia (Hong Kong) Limited	Common director (Ms. Chan Wan Shan Sandra) and a wholly-owned subsidiary of Echo International	Purchases of timepieces	-	-	-	-	4,507	578

1 Bluemount Asset Management Limited (“BAML”) was appointed by Bluemount Investment Fund SPC (the “Fund”) as the investment manager (“Manager”) to manage 4 Segregated Portfolios of the Fund. Included but not limited to making investment decisions, implementing investment strategies, and ensuring compliance with applicable regulations and guidelines.

2 BAML was appointed by this fund as the Manager of Global New Normal Anti-Inflation Limited Partnership Fund SPC to manage the Segregated Portfolio of this fund. Included but not limited to making investment decisions, implementing investment strategies, and ensuring compliance with applicable regulations and guidelines.

(c)	Interests of Experts and Counsel

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. As of the date of this annual report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information — 3.D. Risk Factors—Risks Relating to Our Business and Operation—We may be subject to litigation, arbitration or other legal proceeding risk” and “Item 3. Key Information — 3.D. Risk Factors—Risks Relating to Our Business and Operation —Should we experience any event of professional liabilities, such as claims or lawsuits, our financial position and reputation will be adversely affected.”.

Dividend Policy

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Under Cayman Islands law, our board of directors may authorize payment of a dividend to shareholders at such time and of such an amount out of profits or our share premium account, if shares have been issued at a premium. No dividend may be paid out of our share premium account unless immediately following the payment we are able to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Subject to compliance with applicable solvency requirements, there is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us by dividend.

As we are a holding company, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from all of our Hong Kong subsidiaries.

Cash dividends, if any, on our shares will be paid in U.S. dollars or HK Dollars.

As an exempted company, we are not subject to any income, withholding or capital gains taxes in the Cayman Islands. Our shareholders will not be subject to any income, withholding or capital gains taxes in the Cayman Islands with respect to their shares and dividends received on those shares, nor will they be subject to any estate or inheritance taxes in the Cayman Islands.

B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details

Not applicable for annual reports on Form 20-F.

B. Plan of Distribution

Not applicable for annual reports on Form 20-F.

C. Markets

Not applicable for annual reports on Form 20-F.

D. Selling Shareholders

Not applicable for annual reports on Form 20-F.

E. Dilution

Not applicable for annual reports on Form 20-F.

F. Expenses of the Issue

Not applicable for annual reports on Form 20-F.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable for annual reports on Form 20-F.

B. Memorandum and Articles of Association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our memorandum and articles of association, a copy of which is filed as an exhibit to the annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

General

Upon the completion of this offering, our authorized share capital is US$50,000 divided into 50,000,000 Class A Ordinary Shares of par value US$0.0001 each and 450,000,000 Class B Ordinary Shares of US$0.0001 each. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders, whether or not they are non-residents of the Cayman Islands, may freely hold and transfer their ordinary shares in accordance with our amended and restated memorandum and articles of association.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our amended and restated articles of association provide that our board of directors may declare and pay dividends if justified by our financial position and permitted by law. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or the credit standing in our company’s share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Voting Rights and General Meetings

Holders of our ordinary shares vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. In respect of matters requiring shareholders’ vote, on a poll, each Class A Ordinary Share is entitled to twenty (20) votes and each Class B Ordinary Share is entitled to one (1) vote; on a show of hands, every holder of our ordinary shares shall have one vote. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by poll is required by Nasdaq rules or demanded by the chairman of the meeting or by shareholder(s) individually or collectively holding not less than 10% of the total voting rights of all our shareholders having the right to vote at such general meeting or by at least two shareholders having the right to vote on at such general meeting. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution. If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote. A quorum required for a meeting of shareholders consists of one or more shareholders who hold at least one-third of our issued voting shares. Shareholders’ meetings may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Extraordinary general meetings may be called by a majority of our board of directors or upon a requisition of any one or more shareholders holding at the deposit of the requisition not less than 10% of the aggregate share capital of our company that carries the right to vote at a general meeting, in accordance with the notice provisions in our amended and restated articles of association, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting within 21 clear days’ from the date of receipt of the written requisition, those shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 14 clear days’ notice of an extraordinary general meeting and 21 clear days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business, and if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a meeting.

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of the Company.

There are no limitations on non-residents or foreign shareholders in the amended and restated memorandum and articles of association to hold or exercise voting rights on the ordinary shares. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of ordinary shares in the Company have been paid.

Winding Up; Liquidation.

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

• to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

• to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our directors may from time to time make calls on our shareholders in respect of any moneys unpaid on their shares including any premium in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the ordinary shares. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

If a shareholder fails to pay any capital call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share being the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is our director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Redemption of Ordinary Shares

Subject to the Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

•        issue shares that are to be redeemed or liable to be redeemed, at our option or at the option of the shareholders holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

•        with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

•        purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Subject to any applicable requirements set forth in the amened and restated articles of association and provided that a transfer of Class B Ordinary Shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer Class B Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

•	where the Class B Ordinary Shares are fully paid, by or on behalf of that shareholder; and

•	where the Class B Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of a Class B Ordinary Share until the name of the transferee is entered into our register of members.

Where the ordinary shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	the ordinary share transferred is fully paid and free of any lien in favor of us;

•	any fee related to the transfer has been paid to us; and

•	the transfer is not more than four joint holders.

If our directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 days in any year.

Inspection of Books and Records

Holders of our ordinary shares have no general right under our amended and restated articles of association to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares

Our amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions

Some provisions of our amended and restated memorandum and articles of association, including a dual-class voting structure that gives disproportionate voting power to the Class A ordinary shares held by our principal shareholders immediately following the completion of this offering, may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable. Our authorized, but unissued ordinary shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise addition capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved ordinary shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may not issue negotiable or bearer shares, but may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

C. Material Contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

D. Exchange Controls

The Cayman Islands, British Virgin Islands and Hong Kong currently have no exchange control regulations or currency restrictions.

E. Taxation

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

We have been advised by Ogier, our Cayman Islands legal counsel that payments of dividends and capital in respect of our Class B Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Class B Ordinary Shares nor will gains derived from the disposal of the Class B Ordinary Shares be subject to Cayman Islands income or corporation tax.

We have been further advised by Ogier that the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands. No stamp duty is payable in respect of the issue of our Class B Ordinary Shares or on an instrument of transfer in respect of our Class B Ordinary Shares.

Hong Kong Profits Taxation

Our subsidiaries incorporated in Hong Kong were subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the years of assessments of 2022/2023 and 2021/2022. Hong Kong profits tax rates for corporations are 8.25% on assessable profits up to HK$2,000,000 (approximately US$0.3 million), and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$0.3 million). Under Hong Kong tax laws, our Hong Kong subsidiaries are not taxed on their foreign-sourced income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any withholding tax in Hong Kong.

Certain United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Shares. This summary applies only to U.S. Holders that hold our Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this annual report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the IRS with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Shares through such entities.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Shares and their partners are urged to consult their tax advisors regarding an investment in our Shares.

Taxation of Dividends and Other Distributions on Our Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Shares are expected to be.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Shares. Any capital gain or loss will be long term if the Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Shares), and (ii) any gain realized on the sale or other disposition of Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Shares held at the end of the taxable year over the adjusted tax basis of such Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Shares over the fair market value of such Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Shares and proceeds from the sale, exchange or redemption of our Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

F. Dividends and Paying Agents

Not applicable for annual reports on Form 20-F.

G. Statement by Experts

Not applicable for annual reports on Form 20-F.

H. Documents on Display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

I. Subsidiary Information

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency risk

Our operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. We consider the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ as not significant as HK$ is pegged to US$.

Concentration and credit risks

The Group’s credit risk exposures are primarily attributable to bank balances - client accounts, bank balances and cash and trade and other receivables. The Group does not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

We deposit the cash with reputable banks located in Hong Kong. As of March 31, 2024 and 2025, HK$64.5 million and HK$60.6 million were deposited with these banks, respectively. The credit risk of bank balances and cash is limited because the majority of the counterparties are international banks with good reputation. Based on the average loss rate, the 12m ECL on bank balances is considered to be insignificant. We have not experienced any losses in these bank accounts and management believes that we are not exposed to any significant credit risk on cash.

The Group’s exposure to credit risk associated with its activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. In order to minimize the credit risk, the management of the Group has delegated a team responsible for determination of credit limits and credit approvals. There is no significant concentration risk as of March 31, 2024 and 2025.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial conditions and results of operations. We are exposed to floating interest rate risk on bank deposits and customers’ overdue. Nevertheless, we consider our interest rate risk is not material and we have not used any derivatives to manage or hedge our interest risk exposure.

Market Price Risk

We are not currently exposed to market price risk as we do not hold any financial instruments that are subject to fair value fluctuations.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-285843), originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 17, 2025, including the annual report contained therein, which registered 1,375,000 Class B Ordinary Shares and was declared effective by the SEC on June 30, 2025, for our initial public offering, which completed on July 11, 2025, at an initial offering price of US$4.00 per Class B Ordinary Share. Dominari Securities LLC , Pacific Century Securities, LLC and Revere Securities LLC (the “Underwriters”) are acted as the Underwriters. On July 28, 2025, the Underwriters exercised the Over-Allotment Option to purchase an additional 140,000 Class B Ordinary Shares, at a price of US$4.00 per Class B Ordinary Share.

In connection with the issuance and distribution of the Class B Ordinary Shares in our initial public offering, our expenses incurred and paid to others totaled approximately US$1.92 million, which included US$0.42 million for underwriting discounts and commissions. We received an aggregate net proceeds of approximately US$5.23 million from our initial public offering.

None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2025. Based on that evaluation, our CEO and interim CFO concluded that, as of March 31, 2025, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting as of and for the years ended March 31, 2023, 2024, and 2025.

The material weaknesses identified related to: including (i) hiring more qualified staff to fill up the key roles in the operations; (ii) appointing independent directors; (iii) establishing an audit committee; and (iv) strengthening our corporate governance.

To remediate our identified material weaknesses, we have implemented several measures to improve our internal control over financial reporting, including (i) engaging qualified financial and accounting advisory team and relevant staff with working experience in U.S. GAAP and SEC reporting requirements to strengthen our financial reporting function and establishing a comprehensive policy and procedure manual; and (ii) hiring independent directors, establishing an audit committee and strengthening corporate governance.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. KEY INFORMATION — D. Risk Factors — Risks Relating to our Business and Operation — We have identified a material weakness in our internal control over financial reporting. If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.”

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

(b) Management’s Annual Report on Internal Control over Financial Reporting Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation report of the registered public accounting firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

(d) Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee will consist of Mr. Chun David, Mr. Ow Kian Jing Dennis, and Ms. Da Hae Im (Ellie).

All of them are financially literate and two of whom have accounting or related financial management expertise. Mr. Ow Kian Jing Dennis will be the chairperson of our audit committee. We have determined that each of our audit committee members satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Ow Kian Jing Dennis qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq rules.

Item 16B. CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by AOGB CPA Limited, our independent registered public accounting firms, for the periods indicated.

	Year Ended March 31,
Services	2023	2024	2025
	US$	US$	US$
Audit Fees(1) – AOGB CPA Limited	-	-	255,000
Total	-	-	255,000

Note 1: Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for the minimum services which are approved by the audit committee prior to the completion of the audit.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, to the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — 3.D. Risk Factors —Risks Related to Our Ordinary Shares— Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. Insider trading policies

Our board of directors adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Item 16K. Cybersecurity

Risk Management and Strategy

We identify and assess material risks from cybersecurity threats to our information systems and the information residing in our information systems by monitoring and evaluating our threat environment on an ongoing basis using various methods including, for example, using manual and automated tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and threat actors, conducting scans of the threat environment, and conducting risk assessments.

We manage material risks from cybersecurity threats to our information systems and the information residing in our information systems through various processes and procedures, including, depending on the environment, risk assessment, incident detection and response, vulnerability management, disaster recovery and business continuity plans, internal controls within our accounting and financial reporting functions, encryption of data, network security controls, access controls, physical security, asset management, systems monitoring, and employee training. We engage third-party service providers to provide some of the resources used in our information systems and some third-party service providers have access to information residing in our information systems. With respect to such third parties, we seek to engage reliable, reputable service providers that maintain cybersecurity programs. Depending on the nature and extent of the services provided, the sensitivity and quantity of information processed, and the identity of the service provider, our processes may include conducting due diligence on the cybersecurity practices of such provider and contractually imposing cybersecurity related obligations on the provider.

We are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our Group, including our business strategy, results of operations, or financial condition. Refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry — Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.”

Cybersecurity Governance

Our Board of Directors holds oversight responsibility over our Group’s risk management and strategy, including material risks related to cybersecurity threats. This oversight is executed directly by our board of directors and through its committees. Our audit committee oversees the management of our Group’s major financial risk exposures, the steps management has taken to monitor and control such exposures, and the process by which risk assessment and management is undertaken and handled, which would include cybersecurity risks, in accordance with its charter. The audit committee holds regular meetings and receives periodic reports from management regarding risk management, including major financial risk exposures from cybersecurity threats or incidents.

Within management, the Group’s Chief Financial Officer is primarily responsible for assessing and managing our material risks from cybersecurity threats and keep the senior executive officers informed on a regular basis of the identification, assessment, and management of cybersecurity risks and of any cybersecurity incidents. Such management personnel have prior experience and training in managing information systems and cybersecurity matters and participate in ongoing training programs.

As of the date hereof, the Company has not encountered cybersecurity incidents that the company believes to have been material to the Company taken as a whole.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association

2.1	Specimen Certificate for Ordinary Shares

2.2	Description of Registrant’s Securities (incorporated herein by reference to the section titled “Description of Share Capital” in the Registrant’s registration statement on Form F-1 (File No. 333-285843)), originally filed with the Securities and Exchange Commission on May 27, 2025, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on July 9, 2025)

4.1	Independent Director Agreement

4.2	Executive Officer Agreement

8.1	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1	Clawback Policy

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Bluemount Holdings Limited

	By:	/s/ Chan Wan Shan Sandra
Name: Chan Wan Shan Sandra
Title: Chief Executive Officer

Date: August 15, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements for the Years Ended March 31, 2023, 2024 and 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Bluemount Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial positions of Bluemount Holdings Limited (the “Company”) and its subsidiaries (together the “Group”) as of March 31, 2024 and 2025, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2025, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

The consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ AOGB CPA Limited

Hong Kong, Hong Kong

August 15, 2025

We have served as the Group’s auditor since 2024.

------------------------------------------------------------------------------------------------------------------------------------------------------------

AOGB CPA Limited, Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong

Tel: 2152-2238, Website: www.aogb.com

BLUEMOUNT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

as of March 31, 2024 AND 2025

		2024	2025	2025
	Notes	HK$’000	HK$’000	US$’000

ASSETS
Non-current assets
Property, plant and equipment	10	764	-	-
Right-of-use assets	11	730	-	-
Deferred offering costs	12	-	1,643	211
Prepayments, deposits and other receivables	13	105	105	13

		1,599	1,748	224

Current assets
Inventories	14	18,603	34,705	4,449
Prepayments, deposits and other receivables	13	580	536	69
Trade receivables - net	15	24,991	14,704	1,885
Bank balances - client accounts	17	60,240	54,503	6,988
Bank balances and cash		4,282	6,084	780

		108,696	110,532	14,171

Total assets		110,295	112,280	14,395

SHAREHOLDERS’ EQUITY AND LIABILITIES

SHAREHOLDERS’ EQUITY
Share capital*:
Class A Ordinary Shares, US$0.0001 par value, 50,000,000 Class A ordinary shares authorized, 11,505,148 shares issued and outstanding	23	9	9	1
Class B Ordinary Shares, US$0.0001 par value, 450,000,000 Class B ordinary shares authorized, 12,499,999 shares issued and outstanding	23	10	10	1
Subscription receivables		(10)	(10)	(1)
Additional paid-in capital		9	9	1
Other reserves		23,569	23,827	3,055
Retained earnings		4,572	14,658	1,879

		28,159	38,503	4,936

LIABILITIES
Current liabilities
Trade payables	18	61,667	55,829	7,158
Other payables and accruals	19	1,621	3,078	395
Lease liabilities - current portion	22	843	-	-
Loan from a former related company	20	150	150	19
Dividend payables	21	6,444	-	-
Amount due to a director	16	3,168	3,407	437
Tax payables		8,243	11,313	1,450

		82,136	73,777	9,459

Total shareholders’ equity and liabilities		110,295	112,280	14,395

The accompanying notes are an integral part of these consolidated financial statements.

* Retrospectively restated for effect of share reorganization and surrender of shares (see Note 1)

BLUEMOUNT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

		2023	2024	2025	2025
	Notes	HK$’000	HK$’000	HK$’000	US$’000

Revenue	4	38,324	32,848	53,757	6,892
Cost of revenue	5	(9,735)	(15,078)	(33,834)	(4,338)
Gross profit		28,589	17,770	19,923	2,554
Other income	6	1,545	1	26	3
Impairment loss on trade and other receivables, net of reversal	15	(20,622)	(863)	(330)	(42)
Administrative expenses	7	(3,643)	(4,973)	(6,047)	(775)
Finance costs	8	(663)	(639)	(283)	(36)
Profit before tax		5,206	11,296	13,289	1,704
Taxation	9	(4,332)	(2,085)	(3,203)	(411)
Profit and comprehensive income for the year		874	9,211	10,086	1,293

Basic and diluted earnings per share in HK$*
Class A		HK$0.04	HK$0.38	HK$0.42	US$0.05
Class B		HK$0.04	HK$0.38	HK$0.42	US$0.05

Weighted average number of shares outstanding - basic and diluted*
Class A		11,505,148	11,505,148	11,505,148	11,505,148
Class B		12,499,999	12,499,999	12,499,999	12,499,999

The accompanying notes are an integral part of these consolidated financial statements.

* Retrospectively restated for effect of share reorganization and surrender of shares (see Note 1)

BLUEMOUNT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

	Ordinary Share
	Class A		Class B
	Number of Shares*	Amounts	Number of Shares*	Amounts	Subscription receivables	Additional paid-in capital	Other reserves	Retained earnings	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At April 1, 2022	11,505,148	9	12,499,999	10	(10)	9	23,146	(5,513)	17,651

Imputed interest	-	-	-	-	-	-	200	-	200

Profit and total comprehensive income for the year	-	-	-	-	-	-	-	874	874

At March 31, 2023	11,505,148	9	12,499,999	10	(10)	9	23,346	(4,639)	18,725

Imputed interest	-	-	-	-	-	-	223	-	223

Profit and total comprehensive income for the year	-	-	-	-	-	-	-	9,211	9,211

At March 31, 2024	11,505,148	9	12,499,999	10	(10)	9	23,569	4,572	28,159

Imputed interest	-	-	-	-	-	-	258	-	258

Profit and total comprehensive income for the year	-	-	-	-	-	-	-	10,086	10,086

At March 31, 2025	11,505,148	9	12,499,999	10	(10)	9	23,827	14,658	38,503

The accompanying notes are an integral part of these consolidated financial statements.

* Retrospectively restated for effect of share reorganization and surrender of shares (see Note 1)

BLUEMOUNT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

	2023	2024	2025	2025
	HK$’000	HK$’000	HK$’000	US$’000

OPERATING ACTIVITIES
Profit before taxation	5,206	11,296	13,289	1,704
Adjustments for:
Impairment loss on trade receivables, net of reversal	19,822	863	330	42
Reversal of impairment loss on trade receivables	(160)	-	-	-
Impairment loss on other receivables	800	-	-	-
Interest income from cash and margin clients	(1,288)	-	-	-
Interest income from banks	-	(1)	(1)	-
Interest expenses on lease liabilities	115	68	18	2
Interest expenses on dividend payables	348	348	-	-
Interest expense on trade payable with a third party	-	-	7	1
Imputed interest on amount due to a director	134	158	170	22
Imputed interest on amount due to related parties, net	66	65	88	11
Depreciation of property, plant and equipment	883	833	764	98
Depreciation of right-of-use assets	973	973	730	94
Operating cash flows before movements in working capital	26,899	14,603	15,395	1,974
Increase in inventories	(5,109)	(810)	(16,102)	(2,065)
Increase / (Decrease) in trade receivables	(14,127)	(16,430)	9,957	1,277
Decrease in prepayments, deposits and other receivables	4,218	10	44	6
Decrease in trade and other payables	(10,187)	(1,952)	(4,381)	(562)
Decrease in bank balances - clients accounts	6,829	1,903	5,737	736

Net cash generated from / (used in) operating activities	8,523	(2,676)	10,650	1,366
Interest received	-	1	1	-
Income tax paid	(5,606)	(1,201)	(133)	(17)

Net cash generated from / (used in) operating activities	2,917	(3,876)	10,518	1,349

FINANCING ACTIVITIES
Payment of deferred offering costs	-	-	(1,643)	(211)
Repayment of dividend payables	-	-	(6,444)	(826)
Advances from a director	4,410	885	239	31
Repayment of advances to director	(3,509)	(388)	-	-
Repayment of lease liabilities	(1,052)	(1,052)	(861)	(110)
Repayment of loan from a former related company	-	(200)	-	-
Interest paid	-	-	(7)	(1)

Net cash used in financing activities	(151)	(755)	(8,716)	(1,117)

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	2,766	(4,631)	1,802	232

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	6,147	8,913	4,282	548

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	8,913	4,282	6,084	780

The accompanying notes are an integral part of these consolidated financial statements.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Bluemount Holdings Limited (the “Company”) was incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands on June 27, 2023. The Company’s registered office is 89 Nexus Way Camana Bay Grand Cayman KY1-9009 Cayman Islands and the principal place of business is at Room 1007, Capital Centre, 151 Gloucester Road, Wanchai, Hong Kong. The principal activity of the Company is investment holding. The principal activities of its subsidiaries are set out in Note 16d to the consolidated financial statements.

The consolidated financial statements are presented in Hong Kong dollars (“HK$”) which is the also functional currency of the Group. All values are rounded to nearest thousands (HK$’000) unless otherwise stated.

The conversion from HK$ into U.S. dollars (“US$”) was made at the exchange rate as of March 31, 2025 on which US$1.00 equaled HK$7.80. The use of US$ is solely for the convenience of the reader.

Details of the shareholding structure of the Company have been disclosed below.

As of March 31, 2024 and 2025, details of the Company and its subsidiaries (together the “Group”) are set out in the table as follows:

	Place of Incorporation / operations	Date of incorporation	Proportion of voting power held by the Company		Principal activities
			2024	2025
Name of the Company
Bluemount Holdings Limited	Cayman Islands	June 27, 2023	N/A	N/A	Investment holding

Name of subsidiaries
Direct:
Bluemount Financial Group Limited	Hong Kong	June 3, 2016	100%	100%	Investment holding
Indirect:
Bluemount Securities Limited	Hong Kong	June 3, 2016	100%	100%	Financial and brokerage services
Bluemount Asset Management Limited	Hong Kong	June 3, 2016	100%	100%	Wealth and asset management services
Bluemount Capital Limited	Hong Kong	June 6, 2017	100%	100%	Advisory services
Bluemount Commodities Limited	Hong Kong	March 29, 2017	100%	100%	Trading of timepieces and advisory services

Reorganization under common control and surrender of shares

Before the group reorganization (the “Group Reorganization”), Bluemount Financial Group Limited was owned 27.45% by Mr. Pan Jiye (“Mr. Pan”) through Bluemount Group Limited, 26.08% by Mr. Yan Ka Him (“Mr. Yan”), 16.47% by Ms. Zhou Qilin (“Ms. Zhou”) and 30.00% by Echo International Holdings Group Limited.

Pursuant to the Group Reorganization to rationalize the structure of the Company and its subsidiaries in preparation for the listing of the shares, the Company becomes the holding company of Bluemount Financial Group Limited. To prepare for this offering, the Company underwent the reorganization with the following steps:-

Step 1 Transfer of Shares by Mr. Pan

On May 23, 2023, Mr. Pan transferred all his shares in Bluemount Financial Group Limited to Bluemount Group Limited, a company wholly owned by him.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS - continued

Reorganization under common control and surrender of shares - continued

Step 2 Incorporation of Bluemount Holdings Limited

Bluemount Holdings Limited was incorporated under the laws of the Cayman Islands on June 27, 2023 as an exempted company with limited liability, with the intention to become our ultimate holding company and the issuer of this offering. The authorized share capital of Bluemount Holdings was 50,000,000 divided into 50,000,000 shares each with a par value of US$0.0001. Upon incorporation, Ogier Global Subscriber (Cayman) Limited being the initial subscriber of Bluemount Holdings Limited, held the first fully paid subscriber’s share which was then transferred to Mr. Pan Jiye on August 3, 2023.

On December 18, 2023, the Board of Directors of the Company passed a resolution to cancel the 1 ordinary share and issue 1 Class A ordinary share to Mr. Pan.

Step 3 Incorporation of WI Holdings limited

In June 2023, WI Holdings Limited was incorporated under the laws of the British Virgin Islands with the intention to become the holding vehicle for Ms. Zhou’s shares.

Step 4 Incorporation of Yes & Right Investment Limited

In January 2024, Yes & Right Investment Limited was incorporated under the laws of the British Virgin Islands with the intention to become the holding vehicle for Mr. Yan’s shares.

Step 5 Hong Kong Securities and Futures Commission (“HKSFC”) approval

The Company applied to HKSFC for approval for adding the Company as a new (indirect) substantial shareholder of the licensed companies, Bluemount Securities Limited and Bluemount Asset Management Limited. The approval was granted on November 27, 2023.

Step 6 Share Swap

Pursuant to the terms of a share swap agreement, Echo International Holdings Group Limited, Ms. Zhou, Mr. Yan and Bluemount Group Limited sold their shares in Bluemount Financial Group Limited to Bluemount Holdings Limited, and in return, accepted the allotment of corresponding numbers of shares by Bluemount Holdings Limited. As a result, Bluemount Holdings Limited became the new holding company of the Group’s business in the corporate structure on January 16, 2024.

Step 7 Shares transfer and Notifications

On February 26, 2024, the transfer of shares from Ms. Zhou to WI Holdings Limited was completed.

On March 11, 2024, Mr. Yan transferred his shares to Yes & Right Investment Limited.

In March 2024, the Group informed the HKSFC of intention to include Yes & Right Investment Limited and WI Holdings Limited as new (indirect) shareholders of the aforesaid mentioned licensed companies.

Following the Group Reorganization, the Company owned 100% of Bluemount Financial Group Limited and the Company was owned 27.45% Mr. Pan Jiye through Bluemount Group Limited, 26.08% by Mr. Yan through Yes & Right Investment Limited, 16.47% by Ms. Zhou through WI Holdings Limited and 30.00% by Echo International Holdings Group Limited, which were the same group of shareholders of Bluemount Financial Group Limited prior to the Group Reorganization.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS - continued

Reorganization under common control and surrender of shares – continued

The Company, together with its wholly-owned subsidiaries, is effectively controlled by the same shareholders, i.e., ultimately held 27.45% by Mr. Pan, 26.08% by Mr. Yan, 16.47% by Ms. Zhou and 30.00% by Echo International Holdings Group Limited, before and after the Group Reorganization and therefore the Group Reorganization is considered as a reverse recapitalization of entities under common control. The consolidation of the Company and its subsidiary has been accounted for at historical cost. No amount is recognized in respect of goodwill or excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination. The consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows statements are prepared as if the current group structure had been in existence throughout the two-year period ended March 31, 2024, or since the respective dates of incorporation/establishment of the relevant entity. The consolidated financial position as of March 31, 2023 and 2024 present the assets and liabilities of the companies now comprising the Group which had been incorporated/established as at the relevant date of financial position as if the current group structure had been in existence at those dates.

On May 14, 2024, Bluemount Group Limited sold and transferred 1,127,505 shares (being 4.9% shareholder) of Bluemount Holdings Limited to Lissington Limited with nil consideration, Yes & Right Investment Limited sold and transferred 1,127,505 shares (being 4.9% shareholding) of Bluemount Holding Limited to Mr. Wei Chieh Huang, with nil consideration and WI Holdings Limited sold and transferred 1,127,505 shares (being 4.9% shareholding) of Bluemount Holdings Limited to Be Good Investment Holdings Limited with nil consideration.

On February 25, 2025, the Company issued a total of 25,000,000 Class B Ordinary Shares with a par value of US$0.0001 per share. These shares were issued to the existing shareholders on a pro-rata basis, in accordance with their respective shareholdings in Class A Ordinary Shares, at a consideration equal to their par value.

On May 20, 2025, the shareholders proposed to surrender both Class A and Class B Ordinary Shares with a par value of US$0.0001 to the Company with nil consideration. Specifically, Echo International Holdings Group Limited proposed to surrender 3,451,545 Class A Ordinary Shares and 3,750,000 Class B Ordinary Shares; Bluemount Group Limited proposed to surrender 2,594,524 Class A Ordinary Shares and 2,818,873 Class B Ordinary Shares; Yes & Right Investment Limited proposed to surrender 2,436,610 Class A Ordinary Shares and 2,647,304 Class B Ordinary Shares; WI Holdings Limited proposed to surrender 1,331,214 Class A Ordinary Shares and 1,446,324 Class B Ordinary Shares; Be Good Investment Holdings Limited proposed to surrender 563,753 Class A Ordinary Shares and 612,500 Class B Ordinary Shares; Lissington Limited proposed to surrender 563,753 Class A Ordinary Shares and 612,500 Class B Ordinary Shares; and Mr. Wei Chieh Huang proposed to surrender 563,753 Class A Ordinary Shares and 612,500 Class B Ordinary Shares.

Pursuant to resolutions passed by the Board of Directors on May 20, 2025, the Company approved the surrender and immediate cancellation of the aforementioned Class A and Class B Ordinary Shares. The share capital of the Company was reduced accordingly.

The above-mentioned share transfers, issuance of Class B Ordinary Shares, and the subsequent surrender and cancellation of both Class A and Class B Ordinary Shares have been accounted for on a retroactive basis and reflected in the comparative financial information presented in these consolidated financial statements.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

2.	BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Issues Committee (“IFRIC”). The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

These consolidated financial statements have been prepared on a historical cost basis, modified where applicable. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Amendments to IFRSs that are mandatorily effective for the current year

The Group has adopted the following amendments to IFRSs for the first time for the current year’s consolidated financial statements.

Amendments to IFRS 16	Lease Liability in a Sale and Leaseback
Amendments to IAS 1	Classification of Liabilities as Current or Non-current (the “2020 Amendments”)
Amendments to IAS 1	Non-current Liabilities with Covenants (the “2022 Amendments”)
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements

The nature and the impact of the amendments to IFRSs that are applicable to the Group are described below:

(a)	Amendments to IFRS 16 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. Since the Group has no sale and leaseback transactions with variable lease payments that do not depend on an index or a rate occurring from the date of initial application of IFRS 16, the amendments did not have any impact on the financial position or performance of the Group.

(b)	The 2020 Amendments clarify the requirements for classifying liabilities as current or non-current, including what is meant by a right to defer settlement and that a right to defer must exist at the end of the reporting period. Classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement. The amendments also clarify that a liability can be settled in its own equity instruments, and that only if a conversion option in a convertible liability is itself accounted for as an equity instrument would the terms of a liability not impact its classification. The 2022 Amendments further clarify that, among covenants of a liability arising from a loan arrangement, only those with which an entity must comply on or before the reporting date affect the classification of that liability as current or non-current. Additional disclosures are required for non-current liabilities that are subject to the entity complying with future covenants within 12 months after the reporting period.

The Group has reassessed the terms and conditions of its liabilities as at April 1, 2023 and 2024 and concluded that the classification of its liabilities as current or non-current remained unchanged upon initial application of the amendments. Accordingly, the amendments did not have any impact on the financial position or performance of the Group.

(c)	Amendments to IAS 7 and IFRS 7 clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. As the Group does not have supplier finance arrangements, the amendments did not have any impact on the Group’s consolidated financial statements.

The adoption of the above amendments to IFRSs has had no significant financial effect on this financial information. Other than above mentioned, the accounting policies adopted in the preparation of the financial information are consistent with those used in the annual financial statements for the year ended March 31, 2024.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

2.	BASIS OF PRESENTATION - continued

New and amendments to IFRSs issued but not yet effective

The following new standard, amendments to existing standards and annual improvements have been issued, but are not effective for the financial year beginning on April 1, 2024 and have not been early adopted:

IFRS 18	Presentation and Disclosure in Financial Statements[3]
IFRS 19	Subsidiaries without Public Accountability: Disclosures[3]
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments[2]
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity[2]
Annual Improvements to IFRS Accounting Standards - Volume 11	Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7[2]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[4]
Amendments to IAS 21	Lack of Exchangeability[1]

1 Effective for annual periods beginning on or after 1 January 2025

2 Effective for annual periods beginning on or after 1 January 2026

3 Effective for annual/reporting periods beginning on or after 1 January 2027

4 No mandatory effective date yet determined but available for adoption

The directors of the Group anticipate that the application of all the new and amendments to IFRSs will have no material impact on the Group’s financial positions and performance and/or on the disclosures to the Group in the foreseeable future.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Company and its subsidiaries. Control is achieved when the Company:

-	has power over the investee;
-	is exposed, or has rights, to variable returns from its involvement with the investee; and
-	has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary.

Profit or loss and each item of other comprehensive income are attributed to the owners of the Group and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Common control

Acquisition of entities under the Group Reorganization does not result in any change in economic substance. Accordingly, the consolidated financial statements of the Group are a continuation of the acquired entities and are accounted for as follows:

-	The results of entities are presented as if the internal reorganization occurred from the beginning of the earliest period presented in the consolidated financial statements;
-	The Group will consolidate the assets and liabilities of the acquired entities at the pre-combination carrying amounts. No adjustments are made to reflect fair values, or recognize any new assets or liabilities, at the date of the internal reorganization that would otherwise be done under the acquisition method; and
-	No new goodwill is recognized as a result of the internal reorganization. The only goodwill that is recognized is the existing goodwill relating to the combining entities. Any difference between the consideration paid/transferred and the equity acquired is reflected within equity as merger reserve.

Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Leases

Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified or arising from business combinations on or after the date of initial application, the Group assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

The Group as a lessee

Right-of-use assets

The cost of right-of-use asset includes:

•	the amount of the initial measurement of the lease liability;
•	any lease payments made at or before the commencement date, less any lease incentives received;
•	any initial direct costs incurred by the Group; and
•	an estimate of costs to be incurred by the Group in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term, unless there is a transfer of ownership or purchase option which is reasonably certain to be exercised at the end of the lease term. If there is a transfer of ownership or purchase option which is reasonably certain to be exercised at the end of the lease term, the lessee depreciates the right-of-use asset over the useful life of the underlying asset.

The Group presents right-of-use assets as a separate line item on the consolidated statement of financial position.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Leases - continued

The Group as a lessee - continued

Lease liabilities

At the commencement date of a lease, the Group recognizes and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include:

•	fixed payments (including in-substance fixed payments) less any lease incentives receivable;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as of the commencement date;
•	amounts expected to be payable by the Group under residual value guarantees;
•	the exercise price of a purchase option if the Group is reasonably certain to exercise the option; and
•	payments of penalties for terminating a lease, if the lease term reflects the Group exercising an option to terminate the lease.

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

The Group remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever:

•	the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of reassessment.
•	the lease payments change due to changes in market rental rates following a market rent review/expected payment under a guaranteed residual value, in which cases the related lease liability is remeasured by discounting the revised lease payments using the initial discount rate.

The Group presents lease liabilities as a separate line item on the consolidated statement of financial position.

Short-term leases

Payments associated with short-term leases are recognised on a straight-line basis as an expense. Short-term leases are leases with a lease term of 12 months or less from the commencement date and do not contain a purchase option.

Deferred offering costs

Deferred offering costs primarily consist of legal costs, registration fees and other professional costs. These costs that are incremental costs directly attributable to the initial public offering are deferred and will be charged to shareholder’s equity against the gross proceeds of the initial public offering at completion.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Revenue recognition

Nature of goods or services

The nature of the goods or services provided by the Group are: provision of security related service and asset management services which include (i) brokerage services; (ii) underwriting and placement; (iii) asset management and (iv) advisory and consultancy services and trading of timepieces.

Identification of performance obligations

At contract inception, the Group assesses the goods or services promised in a contract with a customer and identifies as a performance obligation each promise to transfer to the customer either:

(a)	a good or service (or a bundle of goods or services) that is distinct; or

(b)	a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

A good or service that is promised to a customer is distinct if both of the following criteria are met:

(a)	the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e. the good or service is capable of being distinct); and

(b)	the Group’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract (i.e. the promise to transfer to good or service is distinct within the context of the contract).

Timing of revenue recognition

Revenue is recognized when (or as) the Group satisfies a performance obligation by transferring a promised good or service (i.e. an asset) to a customer. An asset is transferred when (or as) the customer obtains control of that asset.

The Group transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met:

(a)	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;

(b)	the Group’s performance creates or enhances an asset (for example, work in progress) that the customer controls as the asset is created or enhances; or

(c)	or the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If a performance obligation is not satisfied over time, the Group satisfies the performance obligation as a point in time when the customer obtains control of the promised asset. In determining when the transfer of control occurs, the Group considers the concept of control and such indicators as legal title, physical possession, right to payment, significant risks and rewards of ownership of the asset, and customer acceptance.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Revenue recognition - continued

For income from security related service and asset management income, revenue is recognized on the following basis:

-	brokerage commission on dealing in securities and future contract is recognized on a trade date basis when the services are rendered, the amount for which can be reliably estimated and it is probable that the income will be received. The brokerage commission income is due on the settlement date of their respective trade dates, normally two or three business days after the respective trade date. The revenue is recognized at a point in time (trade date) when the performance obligation has been satisfied by the completion of trades and the risks and rewards of ownership have been transferred to/from the customer. The Group acts as an agent. The transaction price is a variable consideration as the price is determined to be a fixed percentage of transaction amount. Commission fees are directly charged from the customer’s account when the transactions are executed;

-	underwriting and placing commission is recognized when the relevant placing, underwriting, sub-underwriting or structured products arrangement activities are completed. Accordingly, the revenue is recognized at a point in time when the performance obligation has been satisfied by the completion of transaction and the risks and rewards of ownership have been transferred to/from the customer;

-	income from provision of asset management services includes (i) investment management fee and (ii) performance fee.

(i)	investment management fee is recognized over time when customers simultaneously receive and consume the benefit provided by the Group. The Group rendered asset management services to customers as a principal, which are recorded over the period of service provided. Asset management income is charged by the Group to funds monthly and collected directly out of custodial accounts. The Group provide asset management services to individual customers and charges customers management fee at fixed percentage of asset value under management in accordance with the agreements. The fee is due and paid within the specified terms of payment. The transaction price is a variable consideration as the price is determined to be a fixed percentage of asset value.

(ii)	performance fees is accounted for when the return on assets under management, over a given period established in each fund’s private memorandum, exceeds certain return benchmarks or other performance benchmarks, depending on each fund’s private memorandum. Performance fees are calculated periodically. Performance fees are a form of variable consideration. The Company recognizes these fees at a point in time when the associated performance obligations are satisfied, the related uncertainties are resolved, the likelihood of a claw-back or reversal is improbable and the likely amount of the transaction prices can be estimated without significant chance of reversal, indicating high probability of economic benefits and cash inflow to us. No performance fee is noted for the years ended March 31, 2023 and 2024.

-	advisory and consultancy income is recognized over time when the relevant advises and consultancy services have been provided or rendered. The Group enter a distinct contract with its customers as a principal for the provision of advisory and consultancy services. The Group concludes that each monthly investment advisory service (1) is distinct and (2) meets the criteria for recognizing revenue over time. In addition, the Group concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the customers is substantially similar for each month, even though the exact volume of services may vary. There is no variable consideration in the transaction price. Accordingly, based on the output methods, the Group recognizes revenues from advisory services on a monthly basis when it satisfies its performance obligations throughout the contract terms.

For income from trading of timepieces, revenue is recognized at a point in time at which the customer obtains the control of the promised asset, which generally coincides with the time when the goods are delivered to customers and the title is passed.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Employee benefits

Retirement benefit cost

Payments to the Mandatory Provident Fund Scheme are recognized as an expense when employees have rendered service entitling them to the contributions.

Borrowing costs

All borrowing costs are recognized in profit or loss in the period in which they are incurred.

Cash and cash equivalents

For the purpose of the consolidated statements of cash flows, cash and cash equivalents comprise cash on hand, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and demand deposits which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form in integral part of the Group’s cash management.

For the purposes of the consolidated statements of financial position, cash and cash equivalents comprise cash on hand and at banks which are not restricted to use.

Property, plant and equipment

Property, plant and equipment are stated in the consolidated statement of financial position at cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.

Depreciation is recognized so as to allocate the cost of items of property, plant and equipment over their estimated useful lives, using the straight-line method. The estimated useful lives and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Impairment of non-financial assets

At the end of each financial year, the Group assesses the carrying amounts of its non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is recognized in other comprehensive income up to the amount of any previous revaluation.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A previously recognized impairment for an asset other than goodwill is only reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control over the Group;
(ii)	has significant influence over the Group; or
(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;
(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);
(iii)	the entity and the Group are joint ventures of the same third party;
(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;
(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;
(vi)	the entity is controlled or jointly controlled by a person identified in (a);
(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and
(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is calculated on a specific identification basis for watches. Net realizable value is the estimated selling price for inventories less the estimated costs of completion and costs necessary to make the sale. Cost necessary to make the sale include incremental costs directly attributable to the sale and non-incremental costs which the Group must incur to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in which the reversal occurs.

Financial assets

Initial recognition and measurement

Financial assets of the Group are classified, at initial recognition, as subsequently measured at amortized cost.

The classification of financial assets at initial recognition depends on the financial asset's contractual cash flow characteristics and the Group’s business model for managing them. The Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

All regular way purchases and sales of financial assets are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at amortized cost

The Group measures financial assets at amortized cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows.
•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payment of principal and interest on the principal amount outstanding.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Financial assets – continued

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

•	the rights to receive cash flows from the asset have expired; or
•	the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent it, has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Impairment of financial assets under IFRS 9

The Group performs impairment assessment under expected credit loss (“ECL”) model on financial assets. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessment is done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

For all instruments, the Group measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, the Group recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Financial assets – continued

Impairment of financial assets under IFRS 9 - continued

(i)	Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as of the reporting date with the risk of a default occurring on the financial instrument as of the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

•	an actual or expected significant deterioration in the financial instrument’s internal credit rating;
•	significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;
•	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;
•	an actual or expected significant deterioration in the operating results of the debtor; and
•	an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Group presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

(ii)	Definition of default

For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collaterals held by the Group).

It is presumed that default has occurred when a financial asset is more than 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate. When assessing expected credit losses, default receivables are subject to higher provisions compared to non-default receivables. This is to account for the increased credit risk associated with defaults. The Group rebutted the presumption of default under ECL model for receivables over 90 days past due based on the good repayment records for those customers with continuous partial settlement and/or good credit rating of the counterparties.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Financial assets – continued

Impairment of financial assets under IFRS 9 - continued

(iii)	Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

(a)	significant financial difficulty of the issuer or the borrower;
(b)	a breach of contract, such as a default or past due event;
(c)	the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider; or
(d)	it is becoming probable that the borrower will enter bankruptcy or other financial reorganization.

(iv)	Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no reasonable expectations of recovering the contractual cash flows, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings, or, in the case of trade receivables, amounts overdue by more than one year without a feasible repayment plan or without a reasonable expectation of repayment. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognized in profit or loss.

(v)	Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information. Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default occurring as the weights.

Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

Where ECL is measured on a collective basis or cater for cases where evidence at the individual instrument level may not yet be available, the financial instruments are grouped on the past due status and settlement pattern of debtors. The grouping is regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics.

The Group recognizes an impairment gain or loss in profit or loss for all financial instruments by adjusting their carrying amount.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Financial liabilities and equity

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.

Financial liabilities at amortized cost

Financial liabilities including trade and other payables, loan from a former related company, amount due to a director and dividend payables are subsequently measured at amortized cost, using the effective interest method.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Taxation

Current tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from “profit before tax” as reported in the consolidated statement of profit or loss and other comprehensive income because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax base used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Taxation - continued

Deferred tax - continued

For the purposes of measuring deferred tax for leasing transactions in which the Group recognizes the right-of-use assets and the related lease liabilities, the Group first determines whether the tax deductions are attributable to the right-of-use assets or the lease liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively.

Foreign currency translation

The functional currency is determined using the currency of the primary economic environment in which that entity operates. The functional currency, as determined by management, of the Company and its subsidiaries is   Hong Kong dollars (“HK$”).   The consolidated financial statements are presented in HK$, which is also the Group’s presentation currency.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in the statement of comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Provisions and Contingencies

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past event, and it is probable that an outflow of economic resources will be required to settle that obligation and the amount be estimated reliably. Provisions are measured at the management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period. Where the effect of the time value of money is material, the amount of the provision shall be discounted to present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and risks specific to the obligation.

When discounting is used, the increase in the provision due to passage of time is recognized as a finance cost in profit or loss.

Contingencies

As of March 31, 2024 and 2025, the Group was not a party to any material legal or administrative proceedings. From time to time, the Group is involved in various other legal and regulatory proceedings arising in the normal course of business. While the Group cannot predict the occurrence or outcome of these proceedings with certainty, it does not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to the Group’s consolidated financial condition or cash flows; however, an unfavorable outcome could have a material adverse effect on the Group’s results of operations.

Government grants

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received, and all attaching conditions will be complied with. Where the grant relates to an asset, the fair value is recognized as deferred capital grant on the consolidated statements of financial position and is amortized to profit or loss over the expected useful life of the relevant asset by equal annual instalments. Where the grant relates to an expense item, it is recognized in profit or loss over the period necessary to match them on a systematic basis to the costs that it is intended to compensate.

Earnings per share

The Group computes earnings per share of Class A Ordinary Shares and Class B Ordinary Shares stock using the two-class method. Basic earnings per share is computed using the weighted-average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. Potentially dilutive securities consist of restricted stock units and other contingently issuable shares. The dilutive effect of outstanding restricted stock units and other contingently issuable shares is reflected in diluted earnings per share by application of the treasury stock method.

The rights, including the liquidation and dividend rights, of the holders of our Class A Ordinary Shares and Class B Ordinary Shares stock are identical, except with respect to voting.

In the years ended March 31, 2023, 2024 and 2025, the earnings per share amounts are the same for Class A Ordinary Shares and Class B Ordinary Shares stock because the holders of each class are entitled to equal per share dividends or distributions in liquidation.

The Company had no dilutive shares as of March 31, 2023, 2024 and 2025.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Critical Accounting Estimates and Significant Management Judgments

IMPAIRMENT ASSESSMENT ON TRADE RECEIVABLES

The Group applies simplified approach under IFRS 9 to provide for ECL using lifetime expected loss provision for trade receivables from contracts with customers and assessed the impairment assessment with credit-impaired individually by making periodic assessments on the recoverability of the receivables based on the historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions, assessment of both the current conditions and repayment arrangements with the customers at the reporting date as well as the forecast of future conditions. The provision rates are based on the historical credit loss experience and are adjusted for forward-looking information that is available without undue cost or effort. At every reporting date, the historical observed default rates are reassessed and changes in the forward-looking information are considered.

For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full. It is presumed that default has occurred when a financial asset is more than 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate. When assessing expected credit losses, default receivables are subject to higher provisions compared to non-default receivables. This is to account for the increased credit risk associated with defaults.

4.	REVENUE

Breakdown of revenue

	For the year ended March 31,
	2023	2024	2025
	HK$’000	HK$’000	HK$’000

Recognized at a point in time
Security related service and asset management income[1]
- Brokerage income and underwriting and placement commissions – third parties	30	54	257
- Brokerage income and underwriting and placement commissions – related parties (Note 16(b))	505	-	-

Trading of timepieces - third parties	7,386	13,288	32,873

Recognized over time
Security related service and asset management income[1]
- Asset management fee – related parties (Note 16(b))	703	766	4,236
- Advisory and consultancy fee – third parties	29,700	18,740	16,391

	38,324	32,848	53,757

1 Security related service and asset management income comprises brokerage income, asset management fee, underwriting and placement commissions, as well as advisory and consultancy fee.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

5.	COST OF REVENUE

Breakdown of cost of revenue

	For the year ended March 31,
	2023	2024	2025
	HK$’000	HK$’000	HK$’000

Security related service and asset management income[1]	2,476	2,585	1,947
Trading of timepieces – third parties	7,259	12,493	31,887

	9,735	15,078	33,834

1 For the year ended March 31, 2025, included in the costs of security related service and asset management are mainly the direct labor costs with aggregate carrying amount of HK$1,791,000 (2024: HK$2,477,000 and 2023: HK$2,256,000), director salary of HK$nil (2024: HK$20,000 and 2023: HK$120,000) as well as security handling cost of HK$156,000 (2024: HK$88,000 and 2023: HK$100,000).

6.	OTHER INCOME

	For the year ended March 31,
	2023	2024	2025
	HK$’000	HK$’000	HK$’000

Interest income from cash and margin clients – third parties	1,288	-	-
Sundry income – third parties[1]	257	-	25
Interest income from bank – third parties	-	1	1

	1,545	1	26

1 For the year ended March 31, 2025, included in the Sundry income – third parties, the Group recognized government subsidies of HK$nil (2024: HK$nil and 2023: HK$72,000) related to the Employment Support Scheme (“ESS”) under the Anti-epidemic fund from the Hong Kong Government to provide financial support to enterprises to retain their employees. Employers participating in ESS were required to undertake and warrant that they would: (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to their employees. There were no unfulfilled conditions nor other contingencies attached to the ESS funding.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

7.	ADMINISTRATIVE EXPENSES

	For the year ended March 31,
	2023	2024	2025
	HK$’000	HK$’000	HK$’000

Salaries and benefits	-	32	341
Office and miscellaneous[1]	1,102	978	637
Rent, building management fees and rates	235	253	407
Professional fees	392	1,823	3,109
Depreciation – property, plant and equipment (Note 10)	883	833	764
Depreciation – right-of-use assets (Note 11)	973	973	730
Bank charges	20	51	35
Others	38	30	24

	3,643	4,973	6,047

1 Office and miscellaneous mainly represent office supplies, insurance, recruitment expense, travelling, entertainment and sundry expenses.

Professional fees mainly represent audit fees, legal fees and secretarial fees.

8.	FINANCE COSTS

	For the year ended March 31,
	2023	2024	2025
	HK$’000	HK$’000	HK$’000

Interest expense on lease liabilities	115	68	18
Interest expense on dividend payable with a related party (Note 16b)	348	348	-
Interest expense on trade payable with a third party	-	-	7
Imputed interest on amount due to a director	134	158	170
Imputed interest on amount due to related parties, net	66	65	88

	663	639	283

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

9.	TAXATION

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The subsidiaries of the Group are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended March 31, 2023, 2024 and 2025 Hong Kong Profits Tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HK$ 2 million of assessable profits is 8.25% and assessable profits above HK$ 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong.

The taxation expense is attributable to the following tax jurisdictions:

	For the year ended March 31,
	2023	2024	2025
	HK$’000	HK$’000	HK$’000

Hong Kong
- Charged for the year	4,332	2,085	3,203

Cayman Islands
- Charged for the year	-	-	-

	4,332	2,085	3,203

The taxation can be reconciled to the profit before tax per the statement of loss and comprehensive loss as follows:

	For the year ended March 31,
	2023	2024	2025
	HK$’000	HK$’000	HK$’000

Profit before tax	5,206	11,296	13,289
Income tax rate	16.5%	16.5%	16.5%

Tax at the domestic income tax rate of 16.5%	859	1,864	2,192

Tax effect of income not taxable for tax purpose	(42)	-	(3,926)
Tax effect of expenses not deductible for tax purpose	3,551	247	4,505
Tax effect of two-tier profits tax rates regime	(165)	(165)	(165)
Tax effect of tax loss not recognized	35	102	498
Unrecognized temporary differences	121	113	102
Utilization of tax losses previously not recognized	(15)	(52)	-
Tax concession	(12)	(24)	(3)

Taxation for the year	4,332	2,085	3,203

The Group has not recognized deferred tax assets arising from deductible temporary differences on net decelerated tax depreciation as it is uncertain that the related tax benefits can be realized through future taxable profit.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

10.	PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvement	Office equipment	Computer equipment	Total
	HK$’000	HK$’000	HK$’000	HK$’000

COST
At April 1, 2023 and March 31, 2024	3,548	213	588	4,349
Write-off	(1,048)	(213)	-	(1,261)

At March 31, 2025	2,500	-	588	3,088

ACCUMULATED DEPRECIATION
At April 1, 2023	1,951	213	588	2,752
Provided for the year	833	-	-	833

At March 31, 2024	2,784	213	588	3,585
Provided for the year	764	-	-	764
Write-off	(1,048)	(213)	-	(1,261)

At March 31, 2025	2,500	-	588	3,088

CARRYING VALUES
At March 31, 2025	-	-	-	-

At March 31, 2024	764	-	-	764

Depreciation expenses for the years ended March 31, 2023, 2024 and 2025 amounted to HK$883,000, HK$833,000 and HK$764,000, respectively, which were included in administrative expenses. During the year ended March 31, 2025, certain fully depreciated assets with a gross carrying amount of HK$1,261,000 (2023 and 2024: HK$nil) were written off. Such write-off had no impact on the consolidated statements of profit or loss and other comprehensive income. No impairment losses were recognized during any of the years presented.

The above items of property, plant and equipment are depreciated on a straight-line basis, after taking into account of their estimated residual values, at the following rates per annum:

Leasehold improvement	20% - 33.33% [1]
Office equipment	20%
Computer equipment	20%

1 Leasehold improvement is depreciated over useful life of 5 years (20% per annum) or over the lease term, whichever is shorter.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

11.	RIGHT-OF-USE ASSETS

Leased properties
HK$’000

COST
At April 1, 2023 and March 31, 2024	2,919
Write-off	(2,919)

At March 31, 2025	-

ACCUMULATED DEPRECIATION
At April 1, 2023	1,216
Provided for the year	973

At March 31, 2024	2,189
Provided for the year	730
Write-off	(2,919)

At March 31, 2025	-

CARRYING VALUES
At March 31, 2025	-

At March 31, 2024	730

Depreciation expenses for the years ended March 31, 2023, 2024 and 2025 amounted to HK$973,000, HK$973,000 and HK$730,000, respectively, which were included in administrative expenses. No impairment losses were recognized during any of the years presented.

During the year ended March 31, 2025, the lease term for certain right-of-use assets expired. As the related assets had been fully depreciated, their gross carrying amount of HK$2,919,000 were written off, resulting in no impact on the consolidated statements of profit or loss and other comprehensive income.

12.	DEFERRED OFFERING COSTS

	As of March 31,
	2024	2025
	HK$’000	HK$’000

Legal fees	-	741
Other professional expenses	-	902

	-	1,643

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

13.	PREPAYMENTS AND DEPOSITS AND OTHER RECEIVABLES

	As of March 31,
	2024	2025
	HK$’000	HK$’000

Non-current assets
Deposits on lease – third parties	105	105

Current assets
Deposits on lease – third parties	393	366
Prepayments – third parties	20	3
Other receivables – third parties	7	7
Other receivables – related parties (Note 16c)	160	160

	580	536

14.	INVENTORIES

	As of March 31,
	2024	2025
	HK$’000	HK$’000

Merchandise inventories - timepieces	18,603	34,705

There were no inventory impairment losses for the years ended March 31, 2023, 2024 and 2025, respectively.

HK$31,887,000 (2024: HK$12,493,000 and 2023: HK$7,259,000) of inventories was recognised as cost of revenue in consolidated statements of profit or loss and other comprehensive income for the year ended March 31, 2025.

15.	TRADE RECEIVABLES

	As of March 31,
	2024	2025
	HK$’000	HK$’000

Trade receivables arising from:
- Security related service and asset management income – related parties	8,342	4,100
- Security related service and asset management income – third parties	41,153	5,219
- Trading of timepieces – third parties	4,194	29,569
	53,689	38,888
Less: impairment allowance	(28,698)	(24,184)

	24,991	14,704

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

15.	TRADE RECEIVABLES – continued

The following is an aged analysis of trade receivables presented based on the due dates.

As of March 31, 2025	Security related service and asset management income – related parties	Security related service and asset management income – third parties	Trading of timepieces – third parties	Total
	HK$’000	HK$’000	HK$’000	HK$’000

Current	4,088	2,950	5,111	12,149
1 – 3 months	3	1,206	24,340	25,549
4 – 6 months	3	868	-	871
7 – 9 months	3	180	118	301
10 – 12 months	3	15	-	18
1 – 2 years	-	-	-	-
2 – 5 years	-	-	-	-
	4,100	5,219	29,569	38,888
Less: impairment allowance	(12)	(2,148)	(22,024)	(24,184)

Total	4,088	3,071	7,545	14,704

As of March 31, 2024	Security related service and asset management income – related parties	Security related service and asset management income – third parties	Trading of timepieces – third parties	Total
	HK$’000	HK$’000	HK$’000	HK$’000

Current	100	-	450	550
1 – 3 months	111	10,460	950	11,521
4 – 6 months	115	1,440	-	1,555
7 – 9 months	3	3,940	-	3,943
10 – 12 months	107	1,440	2,794	4,341
1 – 2 years	679	21,577	-	22,256
2 – 5 years	7,227	2,296	-	9,523
	8,342	41,153	4,194	53,689
Less: impairment allowance	(1,993)	(26,451)	(254)	(28,698)

Total	6,349	14,702	3,940	24,991

All the trade receivables, net of loss allowance, are expected to be recovered within one year. For trade receivables arising from contracts with customers, the Group generally allows a credit period of 30 days (2024: 30 days) to its customers. As of March 31, 2025, included in the Group’s trade receivables balance are debtors with aggregate carrying amount of HK$26,739,000 (2024: HK$53,139,000) which are past due as of the reporting date.

Details of the impairment assessment of trade receivables and write-off   of the loss allowance for trade receivables are set out in Note 27b.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

16.	RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties

Name	Relationship with the Group

Bluemount Group Limited	Shareholder of the Company
Echo International Holdings Group Limited	Shareholder of the Company
Lissington Limited	Shareholder of the Company since May 14, 2024
ECGO International Limited	Substantial shareholder of Echo International Holdings Group Limited (“Echo International”) until October 18, 2023
Yuk Cuisine Limited	Common director (Ms. Chan Wan Shan Sandra) and a wholly-owned subsidiary of Echo International
Yuk Cuisine (Hong Kong) Limited	Common director (Ms. Chan Wan Shan Sandra) and a wholly-owned subsidiary of Echo International
Echo Asia (Hong Kong) Limited	Common director (Ms. Chan Wan Shan Sandra) and a wholly-owned subsidiary of Echo International
Bluemount Credit Limited	Common directors (Ms. Chan Wan Shan Sandra and Mr. Pan Jiye) until March 31, 2024 and a wholly-owned subsidiary of Lissington Limited
Bluemount Financial Holdings Limited	Common directors (Ms. Chan Wan Shan Sandra and Mr. Pan Jiye)
Bluemount Investment Fund SPC	Common director (Ms. Chan Wan Shan Sandra)
Global New Normal Anti-Inflation Limited Partnership Fund SPC	Investment manager of the fund until March 1, 2024
Ms. Chan Wan Shan Sandra	Director of the Company
Mr. Pan Jiye	Director of the Company

(a)	Amount due to a director

	As of March 31,
	2024	2025
	HK$’000	HK$’000

Amount due to a director
Chan Wan Shan Sandra	3,168	3,407

The amount is unsecured, non-interest bearing and repayable on demand.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

16.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

(b)	Transactions with related parties

		For the year ended March 31,
		2023	2024	2025
Name of related parties	Transaction nature	HK$’000	HK$’000	HK$’000

Echo International Holdings Group Limited	Interest expense on dividend payables	348	348	-
Echo International Holdings Group Limited	Placing commission income	505	-	-
Bluemount Investment Fund SPC[1] - Cyber Investment Fund SP	Asset management fee	55	7	12
Bluemount Investment Fund SPC[1] - Bluemount Investment Fund SP	Asset management fee	623	429	245
Bluemount Investment Fund SPC[1] - Sunrise Global Strategies Fund SP	Asset management fee	25	-	-
Bluemount Investment Fund SPC[1] - Global Strategy Fund SP	Asset management fee	-	-	3,979
Global New Normal Anti-Inflation Limited Partnership Fund SPC[2]	Asset management fee	-	330	-
Echo Asia (Hong Kong) Limited	Purchases of timepieces	-	-	4,507

1 Bluemount Asset Management Limited (“BAML”) was appointed by Bluemount Investment Fund SPC (the “Fund”) as the investment manager (“Manager”) to manage 4 Segregated Portfolios of the Fund. Included but not limited to making investment decisions, implementing investment strategies, and ensuring compliance with applicable regulations and guidelines.

2 BAML was appointed by this fund as the Manager of Global New Normal Anti-Inflation Limited Partnership Fund SPC to manage the Segregated Portfolio of this fund. Included but not limited to making investment decisions, implementing investment strategies, and ensuring compliance with applicable regulations and guidelines.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

16.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

(b)	Transactions with related parties - cont inued

(i)	Cyber Investment Fund SP (“Cyber SP”)

Pursuant to the supplement to the Private Placement Memorandum between Cyber SP and BAML, Cyber SP shall pay BAML an asset management fee equal to one-fourth of 0.9 per cent per quarter of the net asset value of each series of Class A shares as at the last valuation day in each quarter. The asset management fee will be calculated quarterly and payable in Hong Kong dollars in arrears as soon as reasonably practicable after the end of March, June, September and December in each year. BAML will also be entitled to receive a performance fee from Cyber SP in respect of each series of participating share in issue. For each performance period, the performance fee in respect of each series of Class A shares will be equal to forty per cent of the appreciation in the net asset value of the series during the performance period above the high water mark.

(ii)	Bluemount Investment Fund SP (“Bluemount SP”)

Pursuant to the supplement to the Private Placement Memorandum between Bluemount SP and BAML, Bluemount SP shall pay BAML an asset management fee equal to one-fourth of 2 per cent per quarter of the net asset value of each series of Class A shares as at the last valuation day in each quarter. The asset management fee will be calculated quarterly and payable in Hong Kong dollars annually in arrears. BAML will also be entitled to receive a performance fee from Bluemount SP in respect of each series of participating share in issue. For each performance period, the performance fee in respect of each series of Class A shares will be equal to thirty per cent of the appreciation in the net asset value of the series during the performance period above the high water mark.

(iii)	Sunrise Global Strategies Fund SP (“Sunrise Global SP”)

Pursuant to the Private Placement Memorandum between Sunrise Global SP and BAML, Sunrise Global SP shall pay BAML an asset management fee equal to 1% per annum based on the net asset value of each series of Class A shares before deduction of that period’s management fee and before making any deduction for any accrued performance fees. The asset management fee will be calculated as at each valuation day and payable in US dollars monthly in arrears. BAML will also be entitled to receive a performance fee from Sunrise Global SP in respect of each series of Class A shares. For each performance period, the performance fee in respect of each series of Class A shares shall equal to 20% appreciation in the net asset value of the series during the performance period above the high water mark.

(iv)	Global Strategy Fund SP (“Global Strategy SP”)

Pursuant to the Private Placement Memorandum between Global Strategy SP and BAML, Global Strategy SP shall pay BAML an asset management fee in respect of each series of Class A shares and Class B shares.

In respect of each series of class A shares, Global Strategy SP shall pay BAML an asset management fee equal to 1% per annum based on the net asset value of each series of Class A shares before deduction of that period’s management fee and before making any deduction for any accrued performance fees. The asset management fee for Class A shares will be calculated as at each valuation day and payable in US dollars quarterly in arrears as soon as reasonably practicable after the end of March, June, September and December in each year.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

16.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

(b)	Transactions with related parties - continued

(iv)	Global Strategy Fund SP (“Global Strategy SP”) - continued

In respect of each series of class B shares, Global Strategy SP shall pay BAML an asset management fee equal to 5% for the first calendar year and 1% per annum thereafter based on the net asset value of each series of Class B shares before deduction of that period’s management fee and before making any deduction for any accrued performance fees. The asset management fee for Class B shares for the first calendar year of its relevant subscription day will be calculated at the end of the offering period and on each subscription day and payable in US dollars in advance. After the end of the first calendar year from the relevant subscription day for each series of Class B shares, the asset management fee for Class B shares will be calculated as at each valuation day and payable in US Dollars quarterly in arrears as soon as reasonably practicable after the end of March, June, September and December in each year.

BAML will also be entitled to receive a performance fee from Global Strategy SP in respect of each series of Class A shares and Class B shares. For each performance period, the performance fee in respect of each series of Class A shares and Class B shares shall equal to 10% of the excess return and 10% appreciation in the net asset value of the series above the high water mark respectively during the performance period.

Bluemount Investment Fund SPC is considered a related party to the Group since both entities share common director.

(v)	Global New Normal Anti-Inflation Limited Partnership Fund SPC (“Global New SPC”)

Pursuant to the investment management agreement dated April 19, 2023 between Global New SPC and BAML, Global New SPC shall pay BAML a fixed monthly fee of HK$30,000 at the end of each month. The monthly fee will be payable in Hong Kong dollar in arrears as soon as reasonably practicable after the end of each month. In addition, Global New SPC shall also pay BAML an asset management fee equal to 0.5% per quarter of the net asset value of each series of portfolio (before deduction of that quarter's management fee) as at the last valuation day in each quarter. The asset management fee will be calculated quarterly and payable in Hong Kong dollar in arrears as soon as reasonably practicable after the end of March, June, September and December in each year.

Global New SPC is considered as a related party to the Group. This classification arises because the Group has been designated as the investment manager for this fund. On December 31, 2023, BAML issued a termination letter to resign as investment manager with Global New SPC, effective from 1 March 2024  .

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

16.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

(c)	Balances with related parties

		As of March 31,
		2024	2025
Name of related parties	Balance nature	HK$’000	HK$’000

Bluemount Investment Fund SP	Trade receivables	2,105	109
Cyber Investment Fund SP	Trade receivables	6,237	12
Global Strategy Fund SP	Trade receivables	-	3,979
Echo International Holdings Group Limited	Dividend payables	6,444	-
Bluemount Group Limited	Other receivables	26	26
Bluemount Investment Fund SPC	Other receivables	133	133
Bluemount Financial Holdings Limited	Other receivables	1	1
ECGO International Limited*	Loan	*	*
Yuk Cuisine Limited	Other payables	1,066	1,506
Yuk Cuisine (Hong Kong) Limited	Other payables	250	250

The above balances are unsecured and repayable on demand except for the outstanding dividend payables by Bluemount Financial Group Limited to Echo International Holdings Group Limited which has a stated interest rate of at 7% per annum.

* With effect from October 18, 2023, ECGO International Limited, the former related company, is no longer a substantial shareholder of one of the shareholders of the Company as it has disposed the corresponding equity shares. For information purpose, the loan from ECGO International Limited amounted to HK$150,000 and HK$150,000 as of March 31, 2024 and 2025, respectively.

(d)	Interests in subsidiaries

Particulars of the subsidiaries as of March 31, 2024 and 2025 are as follows:

Name of subsidiary	Place of Incorporation / operations	Issued and fully paid share capital	Proportion of voting power held by the Company		Principal activities
			2024	2025
Directly:
Bluemount Financial Group Limited	Hong Kong	Ordinary HK$23,010,300	100%	100%	Investment holding
Indirectly:
Bluemount Securities Limited	Hong Kong	Ordinary HK$18,000,000	100%	100%	Financial and brokerage services
Bluemount Asset Management Limited	Hong Kong	Ordinary HK$5,000,000	100%	100%	Wealth and asset management services
Bluemount Capital Limited	Hong Kong	Ordinary HK$10,000	100%	100%	Advisory services
Bluemount Commodities Limited	Hong Kong	Ordinary HK$100	100%	100%	Trading of timepieces and advisory services

17.	BANK BALANCES – CLIENT ACCOUNTS

The Group receives and holds money deposited by clients and other institutions in the course of the conduct of the regulated activities of its ordinary business. These clients’ monies are maintained in one or more segregated bank accounts. The Group has recognized the corresponding trade payables to respective clients and other institutions.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

18.	TRADE PAYABLES

	As of March 31,
	2024	2025
	HK$’000	HK$’000

Trade payables arising from the business of dealing in securities:
- Cash clients – third parties	55,919	53,860
- Margin clients – third parties	4,321	643
- Others – third parties	127	26
Trade payables arising from consultancy services – third parties	1,300	1,300

	61,667	55,829

19.	OTHER PAYABLES AND ACCRUALS

	As of March 31,
	2024	2025
	HK$’000	HK$’000

Other payables to related parties (Note 16(c))	1,316	1,756
Accrued operating expenses	305	1,322

	1,621	3,078

20.	LOAN FROM A FORMER RELATED COMPANY

	As of March 31,
	2024	2025
	HK$’000	HK$’000

Loan from a former related company[1]	150	150

With effect from October 18, 2023, ECGO International Limited, the former related company, is no longer a substantial shareholder of one of the shareholders of the Company as it has disposed the corresponding equity shares.

1 The amount is unsecured, interest-free and repayable on demand.

21.	DIVIDEND PAYABLES

	As of March 31,
	2024	2025
	HK$’000	HK$’000

Dividend payables – related party (Note 16(c))	6,444	-

The amount represented the dividend payable by Bluemount Financial Group Limited to Echo International Holdings Group Limited (“Echo International”) which is unsecured, interest-bearing at 7% per annum and repayable on March 31, 2025. During the year ended March 31, 2025, the Group settled the dividend payables by (i) cash payment of HK$140,000, and (ii) offsetting an amount receivable from Echo Asia (Hong Kong) Limited, a wholly-owned subsidiary of Echo International, through Bluemount Commodities Limited. The dividend payable was fully repaid on March 18, 2025.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

22.	LEASE LIABILITIES

The Group entered into a three-year non-cancellable operating lease contract for leasing a corporate office in Hong Kong since January 2022. In January 2025, upon the expiry of the three-year lease, a new one-year lease contract for the same office premises was entered into by another subsidiary of the Group. The new lease does not contain a purchase option and qualifies as a short-term lease under IFRS 16, with short-term lease expenses of HK$169,000 (2023 and 2024: HK$nil) recognized in profit or loss for the year ended March 31, 2025.

	As of March 31,
	2024	2025
	HK$’000	HK$’000

As of April 1	1,827	843
Interest expenses	68	18
Lease payment	(1,052)	(861)

As of March 31	843	-

Lease Liabilities
Current potion	843	-

Maturity analysis
Less than one year	861	696
Total undiscounted lease liabilities	861	696
Amount representing implicit interest	(18)	-

Lease obligation	843	696

The weighted average incremental borrowing rates applied to lease liabilities is 5% (2024 and 2023: 5%).

Interest expenses for the years ended March 31, 2023, 2024 and 2025 amounted to HK$115,000, HK$68,000 and HK$18,000, respectively, which were included in finance costs.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

23.	SHARE CAPITAL

As of the date hereof, our authorized share capital is US$50,000 divided into 50,000,000 Class A Ordinary Shares of par value US$0.0001 each and 450,000,000 Class B Ordinary Shares of par value US$0.0001 each.

Each holder of Ordinary Shares shall, on a poll, be entitled to one vote for each share he or she holds save that each holder of Class A Ordinary Shares shall, on a poll, be entitled to exercise twenty votes for each Class A Ordinary Share he or she holds on any and all matters.

Each Class A Ordinary Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such Share, at the office of the Company or any transfer agent for such Shares, into one fully paid and non-assessable Class B Ordinary Share. All conversions of Class A Ordinary Shares to Class B Ordinary Shares shall be affected by way of redemption or repurchase by the Company of the relevant Class A Ordinary Shares and the simultaneous issue of Class B Ordinary Shares in consideration for such redemption or repurchase.

On June 27, 2023 (date of incorporation), the Company issued 1 ordinary share with a par value of US$0.0001. On December 18, 2023, the Board of Directors of the Company passed a resolution to cancel the 1 Ordinary Share and issued 1 Class A Ordinary Share to Mr. Pan.

On January 16, 2024, the Board of Directors of the Company passed a resolution to issue 23,010,299 Class A Ordinary Shares to its shareholders.

As of March 31, 2024, 23,010,300 Class A Ordinary Shares were issued and outstanding, while the Group has not issued any Class B Ordinary Shares.

On May 14, 2024, Bluemount Group Limited sold and transferred 1,127,505 shares (being 4.9% shareholder) of Bluemount Holdings Limited to Lissington Limited with nil consideration, Yes & Right Investment Limited sold and transferred 1,127,505 shares (being 4.9% shareholding) of Bluemount Holding Limited to Wei Chieh Huang, with nil consideration and WI Holdings Limited sold and transferred 1,127,505 shares (being 4.9% shareholding) of Bluemount Holdings Limited to Be Good Investment Holdings Limited with nil consideration.

On 25 February 2025, the Company issued a total of 25,000,000 Class B Ordinary Shares with a par value of US$0.0001 per share. These shares were issued to the existing shareholders on a pro-rata basis, in accordance with their respective shareholdings in Class A Ordinary Shares, at a consideration equal to their par value.

On May 21, 2025, the shareholders proposed to surrender both Class A and Class B Ordinary Shares with a par value of US$0.0001 to the Company with nil consideration. Specifically, Echo International Holdings Group Limited proposed to surrender 3,451,545 Class A Ordinary Shares and 3,750,000 Class B Ordinary Shares; Bluemount Group Limited proposed to surrender 2,594,524 Class A Ordinary Shares and 2,818,873 Class B Ordinary Shares; Yes & Right Investment Limited proposed to surrender 2,436,610 Class A Ordinary Shares and 2,647,304 Class B Ordinary Shares; WI Holdings Limited proposed to surrender 1,331,214 Class A Ordinary Shares and 1,446,324 Class B Ordinary Shares; Be Good Investment Holdings Limited proposed to surrender 563,753 Class A Ordinary Shares and 612,500 Class B Ordinary Shares; Lissington Limited proposed to surrender 563,753 Class A Ordinary Shares and 612,500 Class B Ordinary Shares; and Mr. Wei Chieh Huang proposed to surrender 563,753 Class A Ordinary Shares and 612,500 Class B Ordinary Shares.

Pursuant to resolutions passed by the shareholders and the Board of Directors on May 21, 2025, the Company approved the surrender and immediate cancellation of the aforementioned Class A and Class B Ordinary Shares. The share capital of the Company was reduced accordingly.

The above-mentioned share transfers, issuance of Class B Ordinary Shares, and the subsequent surrender and cancellation of both Class A and Class B Ordinary Shares have been accounted for on a retroactive basis and reflected in the comparative financial information presented in these consolidated financial statements.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

24.	COMMITMENTS AND CONTINGENCIES

Litigation and contingencies

From time to time, the Group may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. Management is currently not aware of any such legal proceedings or claims that could have, individually or in the aggregate, a material adverse effect on the Group’s business, financial condition, or operating results.

25.	REGULATORY REQUIREMENTS

	Minimum regulatory capital requirements	Capital level maintain ed
Capital requirement as of March 31, 2025	HK$’000	HK$’000

Bluemount Securities Limited	3,000	4,532
Bluemount Asset Management Limited[1]	100	611

	Minimum regulatory capital requirements	Capital level maintained
Capital requirement as of March 31, 2024	HK$’000	HK$’000

Bluemount Securities Limited	3,000	3,781
Bluemount Asset Management Limited[1]	100	240

The Group’s operation subsidiaries maintain a capital level greater than the minimum regulatory capital requirements and it is in compliance with the minimum regulatory capital established by the HKSFC.

1 Bluemount Asset Management Limited is only required to file its regulatory returns for June and December of every year. The capital levels reflected for the years or periods end represented the latest submitted regulatory form information.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

26.	CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that the Group will be able to continue as a going concern while maximizing the return to the shareholders through the optimization of the debt and equity balance. The directors have agreed not to demand for repayment from the Group for the next coming twelve months from the date of reporting period and agreed to provide adequate funds to enable the Group to meet in full its financial obligations as they fall due for the foreseeable future. The Group’s overall strategy remains unchanged from prior year.

The directors of the Group review the capital structure on an on-going basis. As part of this review, the directors consider the cost of capital and the risks associated with the share capital. Based on recommendations of the directors, the Group will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debts or the redemption of existing debts.

27.	FINANCIAL INSTRUMENTS

(a)	Categories of financial instruments

	As of March 31,
	2024	2025
	HK$’000	HK$’000

Financial assets
Amortized cost
Trade receivables - net	24,991	14,704
Deposit and other receivables	665	638
Bank balance – client accounts	60,240	54,503
Bank balances and cash	4,282	6,084

	90,178	75,929

Financial liabilities
Amortized cost
Trade payables	61,667	55,829
Other payables	1,316	1,756
Amount due to a director	3,168	3,407
Loan from a former related company	150	150
Dividend payables	6,444	-
Lease liabilities	843	-

	73,588	61,142

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

27.	FINANCIAL INSTRUMENTS - continued

(b)	Financial risk management objectives and policies

The major financial instruments of the Group include trade and other receivables, bank balances and cash, bank balances - client accounts, trade and other payables, amount due to a director, loan from a former related company and dividend payables. Details of the financial instruments are disclosed in the respective notes. The risks associated with these financial instruments include market risk (represented by interest rate risk), credit risk and liquidity risk. The policies on how to mitigate these risks are set out below. The Group’s management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

(i)	Market risk

Interest rate risk

The Group is primarily exposed to fair value interest rate risk in relation to bank balances and dividend payables. The Group has not used any derivative contracts to hedge its exposure to such interest rate risk. However, the directors of the Group monitors interest rate exposure and will consider other necessary action when significant interest rate exposure is anticipated.

Sensitivity analysis

No sensitivity analysis is presented since the directors of the Group consider that the Group’s exposure to interest rate risk is insignificant.

(ii)	Credit risk

Credit risk refers to the risk that the Group’s counterparties default on their contractual obligations resulting in financial losses to the Group. The Group’s credit risk exposures are primarily attributable to bank balances - client accounts, bank balances and cash and trade and other receivables. The Group does not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets.

Bank balances – client accounts

Cash segregated for regulatory purpose is deposited in financial institutions as required by the Hong Kong Securities and Futures Ordinance. These financial institutions are of sound credit ratings and hence management believes that there is no significant credit risk related to cash held for regulatory purpose.

The Group’s securities trading activities are transacted on either a cash or margin basis. The Group’s credit risk is limited because substantially all of the contracts entered into are settled directly at securities clearing organizations. In margin transactions, the Group extends credit to customers subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers’ account. IPO loans are exposed to credit risk from customers who fail to repay the loans upon IPO stock allotment. The Gorup monitors the customers’ collateral level and has the right to dispose of the newly allotted stocks once the stocks first start trading. No IPO loans are outstanding as of March 31, 2024 and 2025.

In connection with its clearing activities, the Group is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Group. Customers are required to complete their transactions by the settlement date, generally two business days after the trade date. If customers do not fulfil their contractual obligations, the Group may incur losses. The Group has established procedures to reduce this risk by generally requiring customers to deposit sufficient cash and/or securities into their account prior to placing an order.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

27.	FINANCIAL INSTRUMENTS - continued

(b)	Financial risk management objectives and policies - continued

(ii)	Credit risk - continued

Bank balances and cash

The credit risk of bank balances and cash is limited because the majority of the counterparties are international banks with good reputation. Based on the average loss rate, the 12m ECL on bank balances is considered to be insignificant.

Expected credit losses assessment

The Group’s maximum exposure to credit risk in the event that counterparties fail to perform their obligations at the end of the reporting period in relation to each class of recognized financial assets is the carrying amounts of those assets as stated in the consolidated statement of financial position. The Group’s credit risk is primarily attributable to its trade and other receivables. In order to minimize credit risk, the directors review the recoverable amount of each individual receivable regularly to ensure that adequate impairment losses are recognized for irrecoverable receivable. In this regard, the directors consider that the Group’s credit risk is significantly reduced.

The Group considers whether there has been a significant increase in credit risk of financial assets on an ongoing basis throughout each reporting period by comparing the risk of a default occurring as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forwarding-looking information. Especially the following information is used:

-	internal credit rating;
-	external credit rating (if available);
-	actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the borrower’s ability to meet its obligations;
-	actual or expected significant changes in the operating results of the borrower;
-	significant increases in credit risk on other financial instruments of the same borrower; and
-	significant changes in the expected performance and behavior of the borrower, including changes in the payment status of borrowers.

Despite the aforegoing, the Group assumes that the credit risk on a debt instrument has not increased significantly since initial recognition if the debt instrument is determined to have low credit risk at the reporting date. A debt instrument is determined to have low credit risk if (i) it has a low risk of default, (ii) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and (iii) adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

27.	FINANCIAL INSTRUMENTS - continued

(b)	Financial risk management objectives and policies - continued

(ii)	Credit risk - continued

Expected credit losses assessment - continued

Financial assets are written off when there is no reasonable expectation of recovery, such as a debtor failing to engage in a repayment plan with the Group. Where loans or receivables have been written off, the Group, if practicable and economical, continues to engage in enforcement activity to attempt to recover the receivable due.

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

The Group applies simplified approach under IFRS 9 to provide for ECL using lifetime expected loss provision for trade receivables from contracts with customers and assessed the impairment assessment with credit-impaired individually by making periodic assessments on the recoverability of the receivables based on the historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions, assessment of both the current conditions and repayment arrangements with the customers at the reporting date as well as the forecast of future conditions. The provision rates are based on the historical credit loss experience and are adjusted for forward-looking information that is available without undue cost or effort. At every reporting date, the historical observed default rates are reassessed and changes in the forward-looking information are considered.

For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full. It is presumed that default has occurred when a financial asset is more than 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate. When assessing expected credit losses, default receivables are subject to higher provisions compared to non-default receivables. This is to account for the increased credit risk associated with defaults.

The Group enters into additional payment arrangements with certain customers who have overdue balances. These arrangements serve as structured repayment plans, clearly outlining the repayment schedule for the amounts owed by these customers. In assessing the recoverability of the trade receivables, the Group thoroughly evaluates the financial condition of each customer, taking into consideration their financial statements, historical payment records, and direct communications. Based on this comprehensive assessment, the Group may determine that certain trade receivables overdue by more than 90 days should not be considered in default, as the repayment plans provide a reasonable basis for expecting recovery.

Generally, the ECL is estimated as the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

The Group uses two categories for non-trade receivables which reflect their credit risk and how the loss provision is determined for each of the categories. In calculating the expected credit loss rates, the Group considers historical loss rates for each category and adjusts for forward-looking data.

Category	Definition	Loss provision

Performing	Low risk of default and strong capacity to repay	12m ECL

Non-performing	Significant increase in credit risk	Lifetime ECL

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

27.	FINANCIAL INSTRUMENTS - continued

(b)	Financial risk management objectives and policies - continued

(ii)	Credit risk - continued

Expected credit losses assessment - continued

	As of March 31,
	2024	2025
	HK$’000	HK$’000
Breakdown of impairment allowance
Trade receivables from margin clients	-	-
Trade receivables from cash clients	-	-
Trade receivables from contracts with customers	28,698	24,184

	28,698	24,184

1)	ECL for the trade receivables from margin clients

The Group provides financing services only to recognized and creditworthy third parties. Credits are extended to securities margin clients subject to the marginable value of the listed securities pledged with the Group. The margin ratios are reviewed and determined periodically.

The Group applies simplified approach under IFRS 9 to provide for ECL using lifetime expected loss provision for trade receivables from contracts with customers and assessed the impairment assessment with credit-impaired individually by making periodic assessments on the recoverability of the receivables based on the historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions, assessment of both the current conditions and repayment arrangements with the customers at the reporting date as well as the forecast of future conditions. The provision rates are based on the historical credit loss experience and are adjusted for forward-looking information that is available without undue cost or effort. At every reporting date, the historical observed default rates are reassessed and changes in the forward-looking information are considered.

The information about the ECL for the trade receivables from margin clients at the end of the reporting period based on the Group’s internal credit risk grading assessment is recognized below.

	Gross carrying amount	Loss allowance	Write-offs	Net carrying amount
	HK$’000	HK$’000	HK$’000	HK$’000

At March 31, 2024
Non-performing	5,004	-	(5,004)	-

At March 31, 2025
Non-performing	-	-	-	-

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

27.	FINANCIAL INSTRUMENTS - continued

(b)	Financial risk management objectives and policies - continued

(ii)	Credit risk - continued

Expected credit losses assessment - continued

1)	ECL for the trade receivables from margin clients - continued

The movement in the loss allowance for trade receivables from margin clients during the year is recognized below.

	Performing	Non-performing	Total
	HK$’000	HK$’000	HK$’000

At April 1, 2022	-	4,144	4,144
Increase in loss allowance	-	860	860
At March 31, 2023 and April 1, 2023	-	5,004	5,004
Increase in loss allowance	-	-	-
Write-offs	-	(5,004)	(5,004)
At March 31, 2024 and April, 2024	-	-	-
Increase in loss allowance	-	-	-
At March 31, 2025	-	-	-

During the year ended March 31, 2025, net impairment loss of HK$nil (2024: HK$nil and 2023: HK$860,000) was recognized for trade receivables from margin clients during the year. Write-off of the loss allowance for trade receivables from margin clients for the year ended March 31, 2025 was HK$nil (2024: HK$5,004,000 and 2023: HK$nil).

2)	ECL for trade receivables from cash clients

The information about the ECL for the trade receivables from cash clients at the end of the reporting period based on the Group’s internal credit risk grading assessment is summarized below.

	Gross carrying amount	Loss allowance	Write-offs	Net carrying amount
	HK$’000	HK$’000	HK$’000	HK$’000

At March 31, 2024
Non-performing	2,360	-	(2,360)	-

At March 31, 2025
Non-performing	-	-	-	-

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

27.	FINANCIAL INSTRUMENTS - continued

(b)	Financial risk management objectives and policies - continued

(ii)	Credit risk - continued

Expected credit losses assessment - continued

2)	ECL for trade receivables from cash clients - continued

The movement in the loss allowance for trade receivables from cash clients during the year is summarized below.

	Performing	Non-performing	Total
	HK$’000	HK$’000	HK$’000

At April 1, 2022	-	2,076	2,076
Increase in loss allowance	-	284	284
At March 31, 2023 and April 1, 2023	-	2,360	2,360
Increase in loss allowance	-	-	-
Write-offs	-	(2,360)	(2,360)
At March 31, 2024 and April, 2024	-	-	-
Increase in loss allowance	-	-	-
At March 31, 2025	-	-	-

During the year ended March 31, 2025, net impairment loss of HK$nil (2024: HK$nil and 2023: HK$284,000) was recognized during the year. Write-off of the loss allowance for trade receivables from cash clients for the year ended March 31, 2025 was HK$nil (2024: HK$2,360,000 and 2023: HK$nil).

3)	ECL for trade receivables from contracts with customers

The Group applies simplified approach under IFRS 9 to provide for ECL using lifetime expected loss provision for trade receivables from contracts with customers and assessed the impairment assessment with credit-impaired individually by making periodic assessments on the recoverability of the receivables based on the historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions, assessment of both the current conditions and repayment arrangements with the customers at the reporting date as well as the forecast of future conditions. The provision rates are based on the historical credit loss experience and are adjusted for forward-looking information that is available without undue cost or effort. At every reporting date, the historical observed default rates are reassessed and changes in the forward-looking information are considered.

The Group enters into additional payment arrangements with certain customers who have overdue balances. These arrangements serve as structured repayment plans, clearly outlining the repayment schedule for the amounts owed by these customers. In assessing the recoverability of the trade receivables, the Group thoroughly evaluates the financial condition of each customer, taking into consideration their financial statements, historical payment records, and direct communications. Based on this comprehensive assessment, the Group may determine that certain trade receivables overdue by more than 90 days should not be considered in default, as the repayment plans provide a reasonable basis for expecting recovery.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

27.	FINANCIAL INSTRUMENTS - continued

(b)	Financial risk management objectives and policies - continued

(ii)	Credit risk - continued

Expected credit losses assessment - continued

3)	ECL for trade receivables from contracts with customers - continued

The information about the ECL for the trade receivables from contracts with customers at the end of the reporting period based on the Group’s internal credit risk grading assessment is summarized below.

	Gross carrying amount	Loss allowance	Write-offs	Net carrying amount
	HK$’000	HK$’000	HK$’000	HK$’000

At March 31, 2024
Non-performing	53,689	(28,698)	-	24,991

At March 31, 2025
Non-performing	43,732	(24,184)	(4,844)	14,704

The movement in the loss allowance for trade receivables from contracts with customers during the year is summarized below.

	Performing	Non-performing	Total
	HK$’000	HK$’000	HK$’000

At April 1, 2022	-	9,157	9,157
Increase in allowance	-	18,678	18,678
At March 31, 2023 and April 1, 2023	-	27,835	27,835
Increase in loss allowance	-	863	863
At March 31, 2024 and April, 2024	-	28,698	28,698
Increase in loss allowance	-	330	330
Write-offs		(4,844)	(4,844)
At March 31, 2025	-	24,184	24,184

During the year ended March 31, 2025, net impairment loss on trade receivables from contracts with customers of HK$330,000 (2024: HK$863,000 and 2023: HK$18,678,000) was recognized during the year. Write-off of the loss allowance for trade receivables from contracts with customers for the year ended March 31, 2025 was HK$4,844,000 (2024: HK$nil and 2023: HK$nil).

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

27.	FINANCIAL INSTRUMENTS - continued

(b)	Financial risk management objectives and policies - continued

(ii)	Credit risk - continued

Concentration of credit risk

The Group’s exposure to credit risk associated with its activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes.

Details of the customers accounting for 10% or more of total revenue are as follows:

	2023	2023	2024	2024	2025	2025
	HK$’000	%	HK$’000	%	HK$’000	%

Customer A	*	-	13,288	40%	32,581	61%

Customer B	25,500	67%	*	-	*	-

Customer C	7,096	19%	*	-	*	-

* Less than 10% of the total revenue

Details of the customers accounting for 10% or more of total trade receivables are as follows:

	2023	2023	2024	2024	2025	2025
	HK$’000	%	HK$’000	%	HK$’000	%

Customer A	*	-	*	-	29,569	76%

Customer B	22,500	50%	18,577	35%	*	-

Customer D	*	-	*	-	3,979	10%

Customer E	7,230	16%	6,237	12%	*	-

* Less than 10% of the total trade receivables

In order to minimize the credit risk, the management of the Group has delegated a team responsible for determination of credit limits and credit approvals.

The disclosure of customers represents separate and distinct customers and there are no other customers listed that also comprise a significant percentage of either the Group’s revenues and trade receivables for any year presented.

Other receivables

As part of the Group’ credit risk management, the directors of the Group have obtained understanding to the credit background of the debtors and undertaken the internal credit approval process. The Group applies internal credit rating for its debtors. As of March 31, 2025 and March 31, 2024, the other receivables subject to ECL assessment were classified as “performing” by the management pursuant to their assessment. The gross carrying amounts of the other receivable are disclosed in Note 13. During the year ended March 31, 2025, an impairment loss amounting to HK$nil (2024: HK$nil and 2023: HK$800,00  0) was recognized in profit or loss.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

27.	FINANCIAL INSTRUMENTS - continued

(b)	Financial risk management objectives and policies - continued

(iii)	Liquidity risk

The following table details the Group’s remaining contractual maturity for its non-derivative financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

	On demand or less than 1 year	1 to 5 years	Over 5 years	Total undiscounted cash flows	Carrying amount
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At March 31, 2024
Trade payables	61,667	-	-	61,667	61,667
Other payables	1,316	-	-	1,316	1,316
Amount due to a director	3,168	-	-	3,168	3,168
Loan from a former related company	150	-	-	150	150
Dividend payables	6,792	-	-	6,792	6,444
Lease liabilities	861	-	-	861	843

	73,954	-	-	73,954	73,588

At March 31, 2025
Trade payables	55,829	-	-	55,829	55,829
Other payables	1,756	-	-	1,756	1,756
Amount due to a director	3,407	-	-	3,407	3,407
Loan from a former related company	150	-	-	150	150

	61,142	-	-	61,142	61,142

(iv)	Fair value measurements of financial instruments

The directors of the Group consider that the carrying amounts of the financial assets and financial liabilities of the Group recorded at amortized cost in the consolidated financial statements at the end of each reporting period approximate their fair values. Such fair values have been determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation technique used to measure fair value as follows:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly; and
•	Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs)

There were no transfers between levels 1, 2 and 3 during the year.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

28.	SEGMENT INFORMATION

	For the year ended March 31, 2023
	Security related service and asset management income	Trading of timepieces	Corporate	Eliminations	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Revenue	30,938	7,386	-	-	38,324
Cost of revenue	(2,476)	(7,259)	-	-	(9,735)
Other income	1,545	-	-	-	1,545
Impairment loss on trade and other receivables, net of reversal	(19,822)	-	(800)	-	(20,622)
Administrative expenses	(3,428)	(38)	(177)	-	(3,643)
Finance costs	219	86	(968)	-	(663)
Profit/(loss) before tax	6,976	175	(1,945)	-	5,206

Total assets	109,792	20,843	23,010	(51,377)	102,268
Total liabilities	(64,453)	(27,262)	(20,194)	28,366	(83,543)

	For the year ended March 31, 2024
	Security related service and asset management income	Trading of timepieces	Corporate	Eliminations	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Revenue	19,560	13,288	-	-	32,848
Cost of revenue	(2,585)	(12,493)	-	-	(15,078)
Other income	1	-	2,000	(2,000)	1
Impairment loss on trade and other receivables, net of reversal	(830)	(33)	-	-	(863)
Administrative expenses	(5,278)	(73)	(1,622)	2,000	(4,973)
Finance costs	243	86	(968)	-	(639)
Profit/(loss) before tax	11,111	775	(590)	-	11,296

Total assets	115,338	25,602	23,010	(53,655)	110,295
Total liabilities	(62,328)	(30,224)	(20,230)	30,646	(82,136)

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

28.	SEGMENT INFORMATION - continued

	For the year ended March 31, 2025
	Security related service and asset management income	Trading of timepieces	Corporate	Eliminations	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Revenue	20,884	32,873	-	-	53,757
Cost of revenue	(1,947)	(31,887)	-	-	(33,834)
Other income	167	332	25	(498)	26
Impairment loss on trade and other receivables, net of reversal	21,755	(22,085)	-	-	(330)
Administrative expenses	(2,810)	(787)	(2,948)	498	(6,047)
Finance costs	142	194	(619)	-	(283)
Profit/(loss) before tax	38,191	(21,360)	(3,542)	-	13,289

Total assets	144,622	48,138	47,642	(128,122)	112,280
Total liabilities	(65,445)	(71,939)	(18,495)	82,102	(73,777)

The Group uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the management for making decisions, allocating resources and assessing performance.

The Group has two reportable segments: (i) security related service and asset management; and (ii) trading of timepieces. Segments were identified based on the Group’s internal reporting and how the chief operating decision maker (“CODM”) assesses the performance of the business.

-	The security related service and asset management segment generated (i) commission and handling income by offering securities dealing and brokerage services, securities underwriting and placing services, IPO subscription and other financing services; (ii) income when the advisory services were provided, or the relevant services have been rendered; and (iii) asset management fee by providing asset management services.

-	The trading of timepieces segment generated income at the point the customers purchased the watches from the Group.

All assets of the Group are located in Hong Kong and all revenues are all generated in Hong Kong.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

29.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

	Dividend payables	Lease liabilities	Amount due to a director	Loan from a former related company	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At April 1, 2022	5,748	2,764	1,770	350	10,632
Financing cash flows	-	(1,052)	901	-	(151)
Finance costs	348	115	-	-	463

At March 31, 2023	6,096	1,827	2,671	350	10,944
Financing cash flows	-	(1,052)	497	(200)	(755)
Finance costs	348	68	-	-	416

At March 31, 2024	6,444	843	3,168	150	10,605
Financing cash flows	(6,444)	(861)	239	-	(7,066)
Finance costs	-	18	-	-	18

At March 31, 2025	-	-	3,407	150	3,557

30.	SUBSEQUENT EVENTS

On July 10, 2025, the Company entered into an underwriting agreement with Dominari Securities LLC, as the representative of the several underwriters listed on Schedule A to the Underwriting Agreement (the “Representative”), relating to the Company’s initial public offering (the “IPO”) of 1,375,000 Class B Ordinary Shares, par value $0.0001 per share, for a price of US$4.00 per share, less certain underwriting discounts. The Company also granted the underwriters a 45-day option to purchase up to 206,250 additional Class B Ordinary Shares on the same terms and conditions for the purpose of covering any over-allotments in connection with the IPO (the “OA Option”).

On July 14, 2025, the Company completed the IPO and declared effective by the SEC on June 30, 2025. 1,375,000 Class B Ordinary Shares were sold at an offering price of $4.00 per share, generating gross proceeds of US$5,500,000. Pursuant to the underwriting agreement, certain expenses will be deducted from the Company’s gross proceeds and net gross proceeds of US$4,722,000 was received by the Company. The IPO was conducted on a firm commitment basis. The Class B Ordinary Shares were approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “BMHL” on July 11, 2025.

On July 28, 2025, the Representative exercised the OA Option partially to purchase 140,000 additional Class B Ordinary Shares from the Company at the public offering price of US$4.00 per share, generating gross proceeds of US$560,000. Pursuant to the underwriting agreement, certain expenses will be deducted from the Company’s gross proceeds and net gross proceeds of US$510,200 was received by the Company. The OA Option exercise closed on July 30, 2025.

The Group has assessed all events up through the date of these consolidated financial statements are available to be issued, there are no other material subsequent events that require disclosure in these consolidated financial statements.

