Form 20-F/A
period 2025-03-31
Bluemount Holdings Ltd
filed 2025-08-19
CIK 2027815

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1 to Form 20-F

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

 This Amendment No. 1 to the Annual Report on Form 20-F of Bluemount Holdings Limited (the “Company”) amends the Company’s Annual Report on Form 20-F for the year ended March 31, 2025 (the “Original 20-F”), which was filed with the Securities and Exchange Commission on August 15, 2025. The Company is filing this Amendment No. 1 solely to submit the Interactive Data File (as defined in Rule 11 of Regulation S-T) as Exhibit 101 to this Form 20-F/A in accordance with Rule 405 of Regulation S-T. Exhibit 101 and 104 were omitted from the Original Form 20-F in accordance with the 30-day grace period provided under Rule 405 of Regulation S-T.

Except as described above, this Amendment No. 1 does not, and does not purport to, amend, modify or restate any information set forth in the Original 20-F, or reflect any events that occurred subsequent to the filing of the Original 20-F on August 15, 2025.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association*

2.1	Specimen Certificate for Ordinary Shares*

2.2	Description of Registrant’s Securities (incorporated herein by reference to the section titled “Description of Share Capital” in the Registrant’s registration statement on Form F-1 (File No. 333-285843)), originally filed with the Securities and Exchange Commission on May 27, 2025, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on July 9, 2025)

4.1	Independent Director Agreement*

4.2	Executive Officer Agreement*

8.1	List of subsidiaries of the Registrant*

11.1	Code of Business Conduct and Ethics of the Registrant*

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

97.1	Clawback Policy*

101	The following financial statements from the Company's Annual Report on Form 20-F for the year ended March 31, 2025, formatted in Inline XBRL:(i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes inShareholders' Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text andincluding detailed tags**

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)**

* Filed herewith.

** Previously filed.

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

AOGB CPA Limited, Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong

Tel: 2152-2238, Website: www.aogb.com

BLUEMOUNT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

as of March 31, 2024 AND 2025

		2024	2025	2025
	Notes	HK$’000	HK$’000	US$’000

ASSETS
Non-current assets
Property, plant and equipment	10	764	-	-
Right-of-use assets	11	730	-	-
Deferred offering costs	12	-	1,643	211
Prepayments, deposits and other receivables	13	105	105	13

Total Non-current assets		1,599	1,748	224

Current assets
Inventories	14	18,603	34,705	4,449
Prepayments, deposits and other receivables	13	580	536	69
Trade receivables - net	15	24,991	14,704	1,885
Bank balances - client accounts	17	60,240	54,503	6,988
Bank balances and cash		4,282	6,084	780

Total current assets		108,696	110,532	14,171

Total assets		110,295	112,280	14,395

SHAREHOLDERS’ EQUITY AND LIABILITIES

SHAREHOLDERS’ EQUITY
Share capital*:
Class A Ordinary Shares, US$0.0001 par value, 50,000,000 Class A ordinary shares authorized, 11,505,148 shares issued and outstanding	23	9	9	1
Class B Ordinary Shares, US$0.0001 par value, 450,000,000 Class B ordinary shares authorized, 12,499,999 shares issued and outstanding	23	10	10	1
Subscription receivables		(10)	(10)	(1)
Additional paid-in capital		9	9	1
Other reserves		23,569	23,827	3,055
Retained earnings		4,572	14,658	1,879

Total equity		28,159	38,503	4,936

LIABILITIES
Current liabilities
Trade payables	18	61,667	55,829	7,158
Other payables and accruals	19	1,621	3,078	395
Lease liabilities - current portion	22	843	-	-
Loan from a former related company	20	150	150	19
Dividend payables	21	6,444	-	-
Amount due to a director	16	3,168	3,407	437
Tax payables		8,243	11,313	1,450

Total liabilities		82,136	73,777	9,459

Total shareholders’ equity and liabilities		110,295	112,280	14,395

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

4.	REVENUE

Breakdown of revenue

	For the year ended March 31,
	2023	2024	2025
	HK$’000	HK$’000	HK$’000

Recognized at a point in time
Security related service and asset management income[1]
- Brokerage income and underwriting and placement commissions – third parties	30	54	257
- Brokerage income and underwriting and placement commissions – related parties (Note 16(b))	505	-	-

Trading of timepieces - third parties	7,386	13,288	32,873

Recognized over time
Security related service and asset management income[1]
- Asset management fee – related parties (Note 16(b))	703	766	4,236
- Advisory and consultancy fee – third parties	29,700	18,740	16,391

Total break down of revenue	38,324	32,848	53,757

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

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

7.	ADMINISTRATIVE EXPENSES

	For the year ended March 31,
	2023	2024	2025
	HK$’000	HK$’000	HK$’000

Salaries and benefits	-	32	341
Office and miscellaneous[1]	1,102	978	637
Rent, building management fees and rates	235	253	407
Professional fees	392	1,823	3,109
Depreciation – property, plant and equipment (Note 10)	883	833	764
Depreciation – right-of-use assets (Note 11)	973	973	730
Bank charges	20	51	35
Others	38	30	24

Total administrative expenses	3,643	4,973	6,047

1 Office and miscellaneous mainly represent office supplies, insurance, recruitment expense, travelling, entertainment and sundry expenses.

Professional fees mainly represent audit fees, legal fees and secretarial fees.

8.	FINANCE COSTS

	For the year ended March 31,
	2023	2024	2025
	HK$’000	HK$’000	HK$’000

Interest expense on lease liabilities	115	68	18
Interest expense on dividend payable with a related party (Note 16b)	348	348	-
Interest expense on trade payable with a third party	-	-	7
Imputed interest on amount due to a director	134	158	170
Imputed interest on amount due to related parties, net	66	65	88

finance cost	663	639	283

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

9.	TAXATION

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

12.	DEFERRED OFFERING COSTS

	As of March 31,
	2024	2025
	HK$’000	HK$’000

Legal fees	-	741
Other professional expenses	-	902

Deferred offering cost	-	1,643

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

13.	PREPAYMENTS AND DEPOSITS AND OTHER RECEIVABLES

	As of March 31,
	2024	2025
	HK$’000	HK$’000

Non-current assets
Deposits on lease – third parties	105	105

Current assets
Deposits on lease – third parties	393	366
Prepayments – third parties	20	3
Other receivables – third parties	7	7
Other receivables – related parties (Note 16c)	160	160

Total deposits and receivables	580	536

14.	INVENTORIES

	As of March 31,
	2024	2025
	HK$’000	HK$’000

Merchandise inventories - timepieces	18,603	34,705

There were no inventory impairment losses for the years ended March 31, 2023, 2024 and 2025, respectively.

HK$31,887,000 (2024: HK$12,493,000 and 2023: HK$7,259,000) of inventories was recognised as cost of revenue in consolidated statements of profit or loss and other comprehensive income for the year ended March 31, 2025.

15.	TRADE RECEIVABLES

	As of March 31,
	2024	2025
	HK$’000	HK$’000

Trade receivables arising from:
- Security related service and asset management income – related parties	8,342	4,100
- Security related service and asset management income – third parties	41,153	5,219
- Trading of timepieces – third parties	4,194	29,569
TRADE RECEIVABLES GROSS	53,689	38,888
Less: impairment allowance	(28,698)	(24,184)

Total trade receivables	24,991	14,704

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

15.	TRADE RECEIVABLES – continued

The following is an aged analysis of trade receivables presented based on the due dates.

As of March 31, 2025	Security related service and asset management income – related parties	Security related service and asset management income – third parties	Trading of timepieces – third parties	Total
	HK$’000	HK$’000	HK$’000	HK$’000

Current	4,088	2,950	5,111	12,149
1 – 3 months	3	1,206	24,340	25,549
4 – 6 months	3	868	-	871
7 – 9 months	3	180	118	301
10 – 12 months	3	15	-	18
1 – 2 years	-	-	-	-
2 – 5 years	-	-	-	-
Current trade receivables	4,100	5,219	29,569	38,888
Less: impairment allowance	(12)	(2,148)	(22,024)	(24,184)

Total	4,088	3,071	7,545	14,704

As of March 31, 2024	Security related service and asset management income – related parties	Security related service and asset management income – third parties	Trading of timepieces – third parties	Total
	HK$’000	HK$’000	HK$’000	HK$’000

Current	100	-	450	550
1 – 3 months	111	10,460	950	11,521
4 – 6 months	115	1,440	-	1,555
7 – 9 months	3	3,940	-	3,943
10 – 12 months	107	1,440	2,794	4,341
1 – 2 years	679	21,577	-	22,256
2 – 5 years	7,227	2,296	-	9,523
Current trade receivables	8,342	41,153	4,194	53,689
Less: impairment allowance	(1,993)	(26,451)	(254)	(28,698)

Total	6,349	14,702	3,940	24,991

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

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

18.	TRADE PAYABLES

	As of March 31,
	2024	2025
	HK$’000	HK$’000

Trade payables arising from the business of dealing in securities:
- Cash clients – third parties	55,919	53,860
- Margin clients – third parties	4,321	643
- Others – third parties	127	26
Trade payables arising from consultancy services – third parties	1,300	1,300

Trade payables	61,667	55,829

19.	OTHER PAYABLES AND ACCRUALS

	As of March 31,
	2024	2025
	HK$’000	HK$’000

Other payables to related parties (Note 16(c))	1,316	1,756
Accrued operating expenses	305	1,322

Other payables and accuruals	1,621	3,078

20.	LOAN FROM A FORMER RELATED COMPANY

	As of March 31,
	2024	2025
	HK$’000	HK$’000

Loan from a former related company[1]	150	150

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

27.	FINANCIAL INSTRUMENTS

(a)	Categories of financial instruments

	As of March 31,
	2024	2025
	HK$’000	HK$’000

Financial assets
Amortized cost
Trade receivables - net	24,991	14,704
Deposit and other receivables	665	638
Bank balance – client accounts	60,240	54,503
Bank balances and cash	4,282	6,084

Financial assets	90,178	75,929

Financial liabilities
Amortized cost
Trade payables	61,667	55,829
Other payables	1,316	1,756
Amount due to a director	3,168	3,407
Loan from a former related company	150	150
Dividend payables	6,444	-
Lease liabilities	843	-

Financial liabilities	73,588	61,142

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

27.	FINANCIAL INSTRUMENTS - continued

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

Details of the customers accounting for 10% or more of total revenue are as follows:

	2023	2023	2024	2024	2025	2025
	HK$’000	%	HK$’000	%	HK$’000	%

Customer A	*	-	13,288	40%	32,581	61%

Customer B	25,500	67%	*	-	*	-

Customer C	7,096	19%	*	-	*	-

* Less than 10% of the total revenue

Details of the customers accounting for 10% or more of total trade receivables are as follows:

	2023	2023	2024	2024	2025	2025
	HK$’000	%	HK$’000	%	HK$’000	%

Customer A	*	-	*	-	29,569	76%

Customer B	22,500	5-0%	18,577	35%	*	-

Customer D	*	-	*	-	3,979	10%

Customer E	7,230	16%	6,237	12%	*	-

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

	On demand or less than 1 year	1 to 5 years	Over 5 years	Total undiscounted cash flows	Carrying amount
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At March 31, 2024
Trade payables	61,667	-	-	61,667	61,667
Other payables	1,316	-	-	1,316	1,316
Amount due to a director	3,168	-	-	3,168	3,168
Loan from a former related company	150	-	-	150	150
Dividend payables	6,792	-	-	6,792	6,444
Lease liabilities	861	-	-	861	843

financial Assets	73,954	-	-	73,954	73,588

At March 31, 2025
Trade payables	55,829	-	-	55,829	55,829
Other payables	1,756	-	-	1,756	1,756
Amount due to a director	3,407	-	-	3,407	3,407
Loan from a former related company	150	-	-	150	150

financial liabilities	61,142	-	-	61,142	61,142

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

