Form 20-F
period 2026-03-31
Bluemount Holdings Ltd
filed 2026-06-29
CIK 2027815

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from __________ to __________

Commission file number: 001-42739

BLUEMOUNT HOLDINGS LIMITED

(Exact Name of Registrant as Specified in its Charter)

______________________________

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

An aggregate of 25,000,000 Class B Ordinary Shares issued and outstanding as of March 31, 2026.

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

Our reporting currency and our functional currency is HK$. This annual report contains translations of HK$ amounts into US$ at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from HK$ to US$ in this annual report were made at a rate of HK$7.80 to US$1.00. We make no representation that any HK$ could have been, or could be, converted into US$, as the case may be, at any particular rate, at the rates state below, or at all. On March 31, 2026, the exchange rate was HK$7.80 to US$1.00. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

Certain clients prefer fixed and other alternative fee arrangements that place revenue ceilings or other limitations on our fee structure or may shift more of our revenue- generating potential to back-end contingent and success fee arrangements. With respect to such alternative fee arrangements, we may discount our rates initially, which could mean that the cost of providing services exceeds the fees collected by our subsidiary during all or a portion of the term of the engagement. In such cases, our subsidiary’s failure to manage the engagement efficiently or collect the success or performance fees could expose our subsidiary to a greater risk of loss on such engagement than other fee arrangements or may cause variations in the Company’s revenues and operating results due to the timing of achievement of the performance- based criteria, if achieved at all. A segment’s ability to service clients with these fee arrangements at a cost that does not directly correlate to time and materials may negatively impact or result in a loss of the profitability of such engagements, adversely affecting the financial results of the segment.

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

For years ended March 31, 2024, 2025 and 2026, there were no provision for slow-moving inventories, inventories written off and other costs of the Group.

The aggregate amounts of inventories on the counterfeit products, damaged products, goods being stolen, gifts or other products written off by the Group during the years ended March 31, 2024, 2025 and 2026 were nil.

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

As confirmed by our management, no counterfeit products were found the years ended March 31, 2024, 2025 and 2026. For the years ended March 31, 2024, 2025 and 2026, there were no amounts of counterfeit products written. If the Group unwittingly purchased stolen, forgeries, counterfeit or any other illegal products, such products would be written-off from its inventories and the financial results of the Group would be adversely affected. In addition, the success of the Group’s business relies heavily on its reputation, if it is discovered that the products sold by the Group are stolen, forgeries, counterfeit or are otherwise illegal, it is possible that not only the Group may face liabilities thereof, but the Group’s reputation will also be adversely affected.

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

At the same time, the Group’s continued growth also depends in part on its ability to recruit and retain suitable staff. As confirmed by the Directors, all of the Group’s staff who are experienced in identifying counterfeit products were trained by the Group through its internal training courses given by the chief marketing officer and district managers and there were no difficulties for the Group to maintain a level of suitable staff during the Track Record Period. As at March 31, 2024, 2025 and 2026, the Group had approximately 2, 2 and 2, respectively, designated staff who have knowledge in product examination to identify counterfeit products and responsible for purchasing products from suppliers. For the three years ended March 31, 2024, 2025 and 2026, the number of employees who were experienced in identifying counterfeit products that had left the Group were nil, nil and nil, respectively, and the number of employees who were internally trained by the Group and became experienced in identifying counterfeit products were 2, 2 and 2 for the three years ended March 31, 2024, 2025 and 2026, respectively. However, as the Group intends to expand its retail network, the Group may need to externally hire experienced employees who have the requisite knowledge in respect of examining the luxury branded products in order to operate the business of the Group.

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

Reliance on retail sales in Hong Kong under the Commodity Trading Business Segment.

Hong Kong is the Group’s principal market, making it critical for the Group’s overall operation and profitability. For the three years ended March 31, 2024, 2025 and 2026, all of the gross sales proceeds were derived from Hong Kong. Our management anticipate that income derived in Hong Kong will continue to be the Group’s principal source of income in the near future. However, as the luxury branded timepieces retail industry in Hong Kong is affected by the size of and purchasing power of its population, the general state of its economy and the number and spending of its visitors, the Group will be exposed to changes in economic, political and social conditions in Hong Kong. Any adverse change in the economic environment of Hong Kong may adversely affect the business, operational results, and financial position of the Group.

Reliance on products of certain brands under the Commodity Trading Business Segment.

The success of the Group relies on products of certain brands. As of March 31, 2024, 2025 and 2026, the number of top three brands of timepieces held in the inventories of the Group was equivalent to 100%, 100% and 100%, of the Group’s total number of timepieces, respectively, and was equivalent to approximately 100%, 100% and 100%, of the Group’s total value of timepieces of the respective years. These three brands were Patek Philippe, Audemars Piguet and Richard Mille. The supply and demand of the products of popular brands sold by the Group may vary from time to time, depending on factors including but not limited to fashion trend, brand images and economic conditions. The Group cannot assure that it can successfully identify, forecast or respond to these changes and maintain an optimal level of the products of the popular brands. If the Group fails to source products of the current popular brands, or if the Group fails to identify, or forecast, and respond to changes in the popular brands, it could lead to lower sales, excess inventories and high markdowns and the Group may suffer an adverse impact on its profitability.

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

Our future success is dependent on establishing and maintaining successful relationships with a diverse set of customers. We currently receive a significant portion of our revenues from a limited number of customers. Prince Luxury Limited from our trading of timepieces segment accounted for 40.45%, 60.61% and 73.37% of our revenue for the years ended March 31, 2024, 2025 and 2026 respectively. It is likely that we will continue to be dependent upon a limited number of customers for a significant portion of our total revenues for the foreseeable future. The loss of one or more key customers would reduce our revenues. If we fail to maintain existing customers or develop relationships with new customers, our business would be harmed.

Our business performance is highly influenced by the conditions of capital market in Hong Kong.

A significant part of our business operations were concentrated in the capital market sector in Hong Kong during the years ended March 31, 2024, 2025 and 2026 and up to the date of this annual report. Any material deterioration in the financial and economic conditions of the capital market in Hong Kong could materially and adversely affect our business and prospects. The Hong Kong corporate finance market is susceptible to changes in the global as well as domestic economic, social and political conditions including, without limitation, interest rate fluctuations, volatility of foreign currency exchange rates, monetary policy changes, outcome of the Sino-US trade dispute, the U.S. interest rate outlook, social unrest in Hong Kong and legal and regulatory changes. When there are unfavorable changes to the global or local market conditions, the capital market in Hong Kong may experience negative fluctuations in its performance. It may directly affect the demand for our services, our pricing strategies, the level of our business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and results of operations.

We operate in a heavily regulated industry, and are subject to extensive and evolving regulatory requirements in the jurisdictions in which we operate.

The corporate finance services industry in which we operate is highly regulated and any material changes to the laws and regulations applicable to us could significantly affect our operations. We cannot assure you that the business model and operations we currently have in place would be in compliance with any changes or updates to the regulatory requirements. Costs of compliance could increase and our fee structure may have to be adjusted. If capital ratio requirements increase and certain products or activities are subject to limitations, the range of services we offer could be restricted, and revenue growth and profitability could be materially and adversely impacted. Moreover, our licensed entity is under the supervision and monitoring of the HKSFC and the Stock Exchange and must remain fit and proper to the satisfaction of the regulators in order to retain its license(s). The HKSFC may also conduct regulatory inspections and investigations on our business activities from time to time. Any non- compliance with applicable laws, regulations, guidance or codes or any negative findings made by the regulators may result in (i) fines, deterrent penalties, disciplinary actions against us, our Responsible Officers, Licensed Representatives or any of our personnel; or (ii) suspension or revocation of some or all of (a) our registrations or licenses for carrying on our business activities; or (b) the approvals or licenses granted to our personnel enabling them to carry out their responsibilities in our Group.

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

The financial services industry in Hong Kong in which we operate is intensely competitive, highly fragmented, and subject to rapid change, and we expect it to remain so. As of May 31, 2026, there were 600 trading right holders registered in the Hong Kong Exchanges and Clearing Limited, which comprised 510 trading Exchange Participants, 79 non-trading Exchange Participants and 11 non-exchange participants. On the other hand, as of March 31, 2026, there were 1,076, 1,527 and 2,241 corporations licensed to carry on Type 1 (dealing in securities), Type 4 (advising on securities) and Type 9 (asset management) regulated activities under the Securities and Future Ordinance (Cap.571) (“SFO”), respectively, according to market and industry statistics published on the HKSFC’s website. Our larger competitors may have advantages over us such as having better brand recognition and reputation in the market, larger client base, wider range of value-adding services, stronger human and financial resources, longer operating histories, and operational presence in more geographic locations. We also face competition from local medium and small-sized financial services providers which offer similar range of services. New participants may enter into the market insofar as they have engaged appropriate qualified professionals and obtained the requisite regulatory licenses and permits. Some firms may also have resources to expand their operational scale, market share as well as geographical coverage through undertaking mergers and acquisitions.

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

Our underwriting service was conducted by Bluemount Securities, one of our Operating Subsidiaries. There were no placing and underwriting commission recorded for the years ended March 31, 2024, 2025 and 2026. Our underwriting services are conducted on a fully underwritten basis, whereby Bluemount Securities were obliged to take up the undersubscribed securities up to the maximum of our underwriting commitment. We were also involved in a number of placing exercises as placing agents or sub-placing agents. Depending on the terms of the placing agreements, the placing exercises were either on a fully underwritten basis or on a best-effort basis.

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

Revenue from our placing and underwriting business is generated on a project-by-project basis and thus our profitability is highly unpredictable and may be adversely affected if we are unable to secure engagements at levels or on comparable commission rates similar to those during the years ended March 31, 2024, 2025 and 2026 in the future.

We are engaged to provide placing and underwriting services on a project-by-project basis, and our financial performance in this business segment may be affected by, among other things, demand for our services, our capacity to undertake new projects, the number and size of IPOs and secondary offerings and issuance in the debt and equity capital markets in Hong Kong as well as other external factors which may be outside our control. In particular, demand for placing and underwriting services may be materially affected by prevailing market conditions, as prospective listing applicants and listed issuers may determine to delay, terminate, scale-back or relocate their fundraising plans and/or activities in the event investment sentiment and appetite are stemmed by adverse, unfavorable or uncertain market conditions. Our financial results may also be materially and adversely affected if we are unable to secure new placing or underwriting engagements in the future at levels similar to the years ended March 31, 2024, 2025 and 2026.

Since the mandates for the underwriting and placing exercise were negotiated on a project-by-project basis with the clients, revenue generated from our services may fluctuate significantly from time to time and may not recur. For example, there was no placing and underwriting commission recorded for the year ended March 31, 2024, 2025 and 2026. There is also no assurance that the clients which have previously sought our services will continue to retain us for future businesses. Therefore, our future financial results may be subject to fluctuations depending on the success in entering into new engagements. There is also no assurance that the engagements our Operating Subsidiaries successfully secure can be completed due to the market conditions and circumstances of each engagement. Our revenue and profitability may therefore fluctuate significantly. Further, the terms of the placing and underwriting engagements are determined between each of our clients and us on a case-by-case basis after arm’s length negotiations based on the type of services we provide, nature of transaction, scope of duties, length of time expect to spend, complexity of the transactions and our expected workload. As such, the amount of revenue we generate from different engagements may vary on a project-by-project basis and we cannot assure that we can secure future engagements with fee rates comparable with engagements during the years ended March 31, 2024, 2025 and 2026, in the future. We also cannot assure that our commission income from the underwriting and placing service will be comparable to those accepted by our clients during the years ended March 31, 2024, 2025 and 2026. When the Operating Subsidiaries are unable to secure such engagements or on comparable commission rates, our financial results may be materially and adversely affected.

Our commission income from our securities dealing and brokerage service may be volatile, and fluctuate significantly from quarter to quarter, which may result in volatility of the price of our Class B Ordinary Shares.

For the years ended March 31, 2024, 2025 and 2026, commission and brokerage income from our securities brokerage services amounted to 0.17%, 0.48% and nil, respectively, of our total revenue for the corresponding periods. Our brokerage commission and income mainly depend upon the trading volume through our trading system and platform. Similar to other broking and financial services firms, trading volume by investors in the stock markets as a whole may continue to be affected by factors such as changes in investors’ sentiment, perception, and confidence in the financial markets, inflation expectation, market conditions, political conditions, natural disasters, riots and acts of war or terrorism. Our profit may be materially and adversely affected if any of our clients cease to use, or if any of them significantly reduces their use of our services.

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

As the corporations licensed with the HKSFC to carry on regulated activities, our Operating Subsidiaries are required to maintain a minimum amount of share capital and liquid capital as prescribed under the FRR. Further, the Hong Kong Stock Exchange also imposes similar financial requirements on Exchange Participants. The required liquid capital is the higher of HK$3 million (approximately US$0.4 million) and its variable required liquid capital as stipulated by the FRR. For more details, please refer to the paragraph headed “Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong)”. Therefore, our Operating Subsidiaries must maintain a high level of liquidity at all times to comply with the FRR. Failure to meet the above requirement may cause the HKSFC to suspend our licenses, impose conditions in relation to our regulated activities, or take other appropriate disciplinary actions against us, which may adversely affect our business operations and financial performance. Although we have not breached the statutory capital requirements under the FRR or imposed by the Hong Kong Stock Exchange for the years ended March 31, 2024, 2025 and 2026, there is no assurance that such failure will not happen in the future. Our liquid capital may be tightened when we commence our margin financing operation and expand our margin financing activities in the future, increase in underwriting exercises and/or settlement of securities trading transactions on behalf of our securities brokerage clients.

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

We recorded net operating cash inflow for the years ended March 31, 2025 and net operating cash outflow for the year ended March 31, 2024 and 2026

For the years ended March 31, 2025, we recorded net operating cash inflow of HK$10.5 million. For the year ended March 31, 2024 and 2026, we recorded net operating outflow of HK$3.9 million and HK$37.5 million, respectively. We cannot assure you that we will not record net current liabilities or experience another period of net cash outflow in the future. If we are unable to obtain sufficient funds to finance our business, our liquidity, results of operations and financial condition may be materially and adversely affected. If we need to resort to other financing activities to generate additional cash, we may incur additional financing costs, and we cannot assure you that we will be able to obtain the required financing on terms acceptable to us, or at all, at the material time.

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

Further, like any retailer, the Group may be legally liable to product liability claims in case of selling defective products in Hong Kong. As confirmed by our management, during years ended March 31, 2024, 2025 and 2026, the Group has never been subject to any product liability claims or adverse publicity due to deficiencies in product verification in Hong Kong.

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

Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended March 31, 2024, 2025 and 2026, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting. There is a reasonable possibility that a material misstatement in our annual or interim financial statements may not be prevented or detected on a timely basis. The material weakness identified is related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; and (ii) a lack of independent directors and an audit committee.

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

The PRC regulatory requirements regarding cybersecurity are evolving. For instance, various regulatory bodies in mainland China, including the CAC, the Ministry of Public Security, and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016, and the Cybersecurity Review Measures, which were promulgated on April 13, 2020, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it will be subject to cybersecurity review by the CAC. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and also provides for a data classification and hierarchical protection system. The data classification and hierarchical protection system puts data into different groups according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations in case the data is falsified, damaged, disclosed, illegally obtained or illegally used. If any of our data processing activities conducted after the Data Security Law became effective were found to be not in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross- border data flow, and management of confidential information. As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions.

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

All of our operations are currently located in Hong Kong, and all of our revenue was generated in Hong Kong for the years ended March 31, 2024, 2025 and 2026. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by the political, economic and social conditions in China generally and by the continued economic growth in China as a whole. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

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

INFORMATION ON THE COMPANY

Completion of the Initial Public Offering

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

We operate the trading of luxury branded timepieces, where we source, buy, and sell prestigious timepieces. Bluemount Commodities is involved in the trading of brand- new luxury branded timepieces.

The table below sets forth the licenses obtained by our Operating Subsidiaries under the jurisdiction of Hong Kong:

License type and trading right	Entity name
HKSFC Type 1 License — Dealing in securities	Bluemount Securities
HKSFC Type 4 License — Advising on securities	Bluemount Securities
HKSFC Type 9 License — Asset management	Bluemount Asset Management
Stock Exchange Participants (Participant ID: 02054)	Bluemount Securities
HKSCC Participants (Participant ID: B02054)	Bluemount Securities

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

•	Diversified Service Offerings under our Consulting and Advisory Business Segment;

•	Demand for Integrated Solutions and a Consultative Approach under our Consulting and Advisory Business Segment;

•	Focused distribution approach offering personalized customer experience to limited client base and delivering comprehensive services to customers within our Commodity Trading Business Segment;

•	A proven and experienced management team consisting of industry veterans;

•	Established and strong relationship with our clients and stable client base; and

•	Synergies among our different lines of services under our Financial Services Business Segment generate diversified and stable sources of revenue.

Our Strategy

We intend to pursue the following strategies to further expand our business:

•	Leverage Our Practitioners’ and Businesses’ Expertise, Geographic Reach, Diverse Service Offerings and Client Relationships under our Consulting and Advisory Business Segment;

•	Strengthening our placing and underwriting services;

•	Enhancing and developing our asset management business; and

•	Continue to Expand the Product Categories, Brands and Number of SKUs Available for our Commodity Trading Business Segment.

C. Organizational Structure

The following is a list of our subsidiaries as of the date of this annual report.

Name	Background	Ownership
Bluemount Cayman	Incorporated on June 27, 2023 under the laws of Cayman Islands as an exempted company.	See “Principal Shareholders” for details of our material shareholding structures immediately prior to and after this offering.

Bluemount HK	Incorporated on June 3, 2016 as a limited company under the laws of Hong Kong.	100% owned by Bluemount Cayman.

Bluemount Asset Management	Incorporated on June 3, 2016 as a limited company under the laws of Hong Kong.	100% owned by Bluemount HK.

Bluemount Securities	Incorporated on June 3, 2016 as a limited company under the laws of Hong Kong.	100% owned by Bluemount HK.

Bluemount Capital	Formed on June 6, 2017 as a limited company under the laws of Hong Kong (disposed on September 9, 2025)	100% owned by Bluemount HK.

Bluemount Commodities	Incorporated on March 29, 2017 as a limited company under the laws of Hong Kong.	100% owned by Bluemount HK.

D. Property, Plants and Equipment

Facilities

We do not own any property. Our principal executive office is located Room 1007, 10/F, Capital Centre, 151 Gloucester Road, Wan Chai, Hong Kong, where Bluemount Commodities Limited, our subsidiary, leased approximately 3,000 square feet of office space. The lease will expire on December 31, 2026. We pay a monthly rent in the amount of HK$70,000 (approximately US$9,000). We believe that we will be able to obtain adequate facilities on reasonable terms principally through leasing, to accommodate our future expansion plans.

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

Our total revenues were HK$32.8 million, HK$53.8 million and HK$62.1 million for the years ended March 31, 2024, 2025 and 2026, respectively. We recorded a total net profit of HK$9.2 million, HK$10.1 million and HK$10.2 million for the years ended March 31, 2024, 2025 and 2026, respectively.

For the years ended March 31, 2024, 2025 and 2026, approximately 57.05%, 30.49% and 8.70% of our total revenue was derived from provision of consulting and advisory services, respectively; approximately 40.45%, 61.15% and 76.35% of our total revenue was derived from trading of luxury timepieces, respectively; whereas our financial services (namely underwriting and placing services, securities dealing and brokerage services, and asset management services) in the aggregate only accounted for 2.50%, 8.36% and 14.95% of our total revenue, respectively. Therefore, we consider that our consulting and advisory services the most material business line in our business.

Key Components of Results of Operations

Revenues

Our revenues consist of advisory service income, income from trading of timepieces, brokerage commissions, underwriting and placement income, introducing and referral income, handling income, investment management fee income, interest income and others. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years ended March 31, 2024, 2025 and 2026:

	For the Years Ended March 31,
	2024		2025		2026
	HK$’000	% of total revenues	HK$’000	% of total revenues	HK$’000	US$’000	% of total revenues

Revenues:
Advisory service income	18,740	57.05	16,391	30.49	5,400	692	8.70
Trading of timepieces	13,288	40.45	32,873	61.15	47,381	6,074	76.35
Service fee income	45	0.14	243	0.45	-	-	-
Investment management fee income	766	2.33	4,236	7.88	9,278	1,189	14.95
Brokerage commissions	9	0.03	14	0.03	-	-	-
Total	32,848	100	53,757	100	62,059	7,956	100

Advisory service fee income

Provision of advisory service fee income comprise the business development strategies and advisory services including (i) seeking suitable transaction projects for the development or diversification of the business of the Company; and (ii) seeking suitable business partners/investors for the Company for fund raising projects.

For the years ended March 31, 2024, 2025 and 2026 advisory service fee income accounted for 57.05%, 30.49% and 8.7% of our total revenues, respectively.

Trading of timepieces

The revenue generated from the trading of timepieces has demonstrated a significant upward trajectory over the three-year period ended March 31, 2026. Specifically, the revenue figures were HK$13,288,000 for the year ended March 31, 2024, HK$32,873,000 for the year ended March 31, 2025 and HK$47,381,000 for the year ended March 31, 2026. This represents a year-on-year increase of approximately 147% from 2024 to 2025, and a further substantial increase of about 44% from 2025 to 2026.

Investment management fee income

We, through our Operating Subsidiaries, provide investment management services by acting as investment manager for our customers in return for investment management fee income. The following tables present key operating data for underwriting and placement income for the years ended indicated:

	2024 Revenue (HK$’000)	2025 Revenue (HK$’000)	2026 Revenue (HK$’000)	2026 Revenue (US$’000)
Investment management fee income
Bluemount Investment Fund SP	429	245	128	16
Cyber Investment Fund SP	7	12	26	3
Global New Normal Anti-Inflation Limited Fund	330	-	-	-
Global Strategy Fund SP	-	3,979	9,124	1,170
Total investment management fee income	766	4,236	9,278	1,189

We, through our Operating Subsidiaries, charge the customers a fee for the investment management services provided under our asset management business, which are recognized when the services are rendered according to the relevant contracts. For the years ended March 31, 2024, 2025 and 2026, investment management fee income accounted for 2.33%, 7.88% and 14.95% of our total revenues, respectively.

Brokerage commissions

Brokerage commissions represent fees and commissions from securities brokerage services based on a fixed rate for each transaction. When a customer executes a securities trading transaction with our Operating Subsidiaries, brokerage commission is recognized upon completion of the transaction. The fixed rates applied to customers vary depending on the type of customer, the type of transaction, and the trade volume from the particular customer.

The brokerage commission income recorded for the years ended March 31, 2024, 2025 and 2026 were HK$9,000, HK$14,000 and HK$nil, respectively. The increase of approximately 55.56% from HK$9,000 in 2024 to HK$14,000 in 2025 reflects an economic recovery. This recovery likely boosted investor confidence and trading activities, leading to increased brokerage transactions and higher commissions earned by the company.

The decrease from HK$14,000 in 2025 to HK$nil in 2026 was mainly due to a significant drop in customer trading volume during the year. Market sentiment weakened again, resulting in reduced investor participation and fewer executed transactions. As brokerage commissions are directly tied to trading activity, the lower transaction volume led to no commission income being recorded for 2026.

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

For the years ended March 31, 2024, 2025 and 2026, interest income and others accounted for 0%, 0% and 0% of our total revenues, respectively.

Expenses

The following table sets forth our operating cost and expenses, as a percentage of total revenues, for the years ended March 31, 2024, 2025 and 2026:

	For the Years Ended March 31,
	2024		2025		2026
	HK$’000	% of total revenues	HK$’000	% of total revenues	HK$’000	US$’000	% of total revenues
Expenses:
Cost of revenue	15,078	45.90	33,834	62.94	45,962	5,893	74.06
Impairment loss on trade and other receivables	863	2.63	330	0.61	10,285	1,319	16.57
Salaries and benefits	32	0.10	341	0.63	390	50	0.63
Office and miscellaneous	978	2.98	637	1.18	774	99	1.24
Rent, building management fees and rates	253	0.77	407	0.76	1,166	149	1.87
Professional fees	1,823	5.55	3,109	5.78	561	72	0.9
Depreciation	1,806	5.50	1,494	2.78	-	-	-
Bank charges	51	0.16	35	0.07	22	3	0.04
Others	30	0.09	24	0.04	46	6	0.08
Total expenses	20,914	63.68	40,211	74.79	59,206	7,591	95.39

Cost of revenue

Cost of revenue refers to the expenditures directly linked to the production or procurement of watches that are later sold, as well as the compensation paid to staff members providing consulting and advisory services. Cost of revenue accounted for 45.90%, 62.94% and 74.06% of the total revenue for the years ended March 31, 2024, 2025 and 2026 respectively.

Impairment loss on trade and other receivables

Impairment loss on trade and other receivables accounted for 2.63%, 0.61% and 16.57% of our total revenues for the years ended March 31, 2024, 2025 and 2026, respectively. The movement over the three years reflects fluctuations in customer payment behavior and overall market conditions. The impairment loss decreased significantly from HK$863,000 in 2024 to HK$330,000 in 2025, indicating improved credit quality and stronger collection efforts. However, the ratio increased to 16.57% of total revenue in 2026, mainly due to higher expected credit losses arising from slower customer settlements during the year. Despite this increase, the overall level of impairment remained manageable, supported by continued discipline in receivables monitoring and credit control processes.

Rent, building management fees and rates

Rent, building management fees and rates are distinct but related expenses associated with occupying and operating within a physical office space. Rent, building management fees accounted for 0.77%, 0.76% and 1.87% of the total revenues for the years ended March 31, 2024, 2025 and 2026 respectively.

Professional fees

Professional fees are mainly the service fees for audit, company secretary, consulting, legal, and other professional services which are needed during the ordinary course of our business operation. Professional fees accounted for 5.55%, 5.78% and 0.90% of our total revenues for the years ended March 31, 2024, 2025 and 2026, respectively.

Depreciation

Depreciation results from the depreciation of property and equipment, such as computer equipment, furniture and office equipment, leasehold improvements as well as rights-of-use assets. Depreciation accounted for 5.50%, 2.78% and HK$nil of our total revenues for the years ended March 31, 2024, 2025 and 2026, respectively.

Income Tax

Our subsidiaries operated in Hong Kong are subjected to Hong Kong Profits Tax. For the years ended March 31, 2024, 2025 and 2026, Hong Kong Profits Tax was calculated in accordance with the two-tiered profits tax rates regime under which the tax rate is 8.25% on assessable profits of the first HK$2 million (equivalent to US$255,000) and 16.5% on any assessable profits in excess of HK$2 million (equivalent to US$255,000). For connected entities, as is the case of our Hong Kong subsidiaries, Bluemount Securities, Bluemount Asset Management and Bluemount Commodities, only one of the connected entities can elect to be charged at two-tiered tax rates. The other entity will be subject to tax rate of 16.5% on all its assessable profits, if any. For the years ended March 31, 2024, 2025 and 2026, income tax accounted for 6.35%, 5.96% and 3.56% of our total revenues, respectively.

Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, unless in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment. As of March 31, 2024, 2025 and 2026, we had no open tax investigation from the tax authority and we do not consider that there was any uncertain tax position as of those dates.

Comparison of the years Ended March 31, 2024, 2025 and 2026

The following table sets forth a summary of our consolidated results of operations for the years ended March 31, 2024, 2025 and 2026 as indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any year are not necessarily indicative of the results that may be expected for any future trends.

	For the Years Ended March 31,
	2024		2025		2026
	HK$’000	% of total revenues	HK$’000	% of total revenues	HK$’000	US$’000	% of total revenues
Revenues
Advisory service income	18,740	57.05	16,391	30.49	5,400	692	8.70
Trading of timepieces	13,288	40.45	32,873	61.15	47,381	6,074	76.35
Brokerage commissions	9	0.03	14	0.03	-	-	-
Underwriting and placement income	-	-	-	-	-	-	-
Service fee income	45	0.14	243	0.45	-	-	-
Investment management fee income	766	2.33	4,236	7.88	9,278	1,189	14.95

Cost of revenue	15,078	45.90	33,834	62.94	45,962	5,893	74.06
Impairment loss on trade and other receivables, net of reversal	863	2.63	330	0.61	10,285	1,319	16.57
Salaries and benefits	32	0.10	341	0.63	390	50	0.63
Office and miscellaneous	978	2.98	637	1.18	774	99	1.24
Rent, building management fees and rates	253	0.77	407	0.76	1,166	149	1.87
Professional fees	1,823	5.55	3,109	5.78	561	72	0.90
Depreciation	1,806	5.50	1,494	2.78	-	-	-
Bank charges	51	0.16	35	0.07	22	3	0.04
Others	30	0.09	24	0.04	46	6	0.07

Revenues

For the year ended March 31, 2026, total revenues were HK$62.1 million, representing a substantial increase of HK$8.3 million, or 15.43%, compared to the previous year. This growth reflects continued expansion in business activities during the period. For the year ended March 31, 2025, total revenues were HK$53.8 million, an increase of HK$21.0 million, or 64.02%, compared to the year ended March 31, 2024. The strong increase in 2025 was mainly driven by the expansion of business operations and higher customer activity.

Advisory service fee income – For the year ended March 31, 2026, advisory service fee income accounted for 8.70% of total revenues, reflecting a significant decrease of 67.06% compared to the previous year. This decline indicates a reduction in advisory service activities or a shift in the overall revenue mix. Advisory service fee income also decreased from HK$18.7 million for the fiscal year ended March 31, 2024, to HK$16.4 million for the fiscal year ended March 31, 2025. The further decline in 2026 was primarily due to the absence of major advisory projects during the year.

Trading of timepieces – The revenue generated from the trading of timepieces continued to show strong growth over the three-year period ended March 31, 2026. For the year ended March 31, 2026, revenue reached HK$47,381,000, representing a significant increase of approximately 44.13% compared to HK$32,873,000 in 2025. This growth reflects sustained market demand and further expansion in trading activities. For the year ended March 31, 2025, revenue from timepiece trading was HK$32,873,000, an increase of approximately 147.39% from HK$13,288,000 in 2024. This sharp rise was driven by strong consumer interest, favorable market conditions, and increased trading volume. This initial growth was supported by rising demand, effective marketing efforts, and the introduction of new and appealing timepiece models. Overall, the movement from 2024 to 2026 shows a consistent upward trend, with revenue increasing from HK$13.3 million to HK$32.9 million and further to HK$47.4 million. This reflects expanding market opportunities, stronger customer demand, and the Group’s enhanced capabilities in timepiece trading.

Brokerage commissions — The brokerage commission income recorded for the years ended March 31, 2024, 2025 and 2026 were HK$9,000, HK$14,000 and HK$nil, respectively. The substantial increase of approximately 55.56% from HK$9,000 in 2024 to HK$14,000 in 2025 reflects an economic recovery. This recovery likely boosted investor confidence and trading activities, leading to increased brokerage transactions and higher commissions earned by the company. The decrease from 2025 to 2026 was mainly due to a decline in client trading volume, as weaker market sentiment resulted in fewer executed transactions and, consequently, no brokerage commission income for the year

Investment management fee income — Regarding the income recognized from investment management fees for the fiscal years ended March 31, 2024, 2025 and 2026, all of the income was derived from management fees charged at rates ranging from 0.90% to 2.00% per annum, calculated based on the net asset values of the funds under our management. Investment management fee income showed a consistent and notable upward trend over the three years, increasing from HK$766,000 in 2024 to HK$4,236,000 in 2025 and further to HK$9,278,000 in 2026. The significant growth in 2025 and 2026 was primarily driven by the onboarding of new customers and the expansion of assets under management, which resulted in higher fee income. This upward movement reflects the Group’s strengthened client base, improved fund performance, and enhanced market presence in investment management services.

Expenses

Cost of revenue – For the year ended March 31, 2026, the cost of revenue accounted for 74.06% of total revenue, representing a significant increase of 35.85% compared to the previous year. In the year ended March 31, 2025, the cost of revenue was 62.94% of total revenue, marking a substantial increase of 124.39% from the year ended March 31, 2024. This increase is directly linked to the rise in the trading of timepieces as well as the increase in compensation paid to staff members providing consulting and advisory services.

Impairment loss on trade and other receivables — Impairment loss on trade and other receivables accounted for 2.63%, 0.61% and 16.57% of our total revenues for the years ended March 31, 2024, 2025 and 2026, respectively. The movement over the three years reflects fluctuations in customer payment behavior and overall market conditions. The impairment loss decreased significantly from HK$863,000 in 2024 to HK$330,000 in 2025, indicating improved credit quality and stronger collection efforts. However, the ratio increased to 16.57% of total revenue or HK$10,285,000 in 2026, mainly due to higher expected credit losses arising from slower customer settlements during the year. Despite this increase, the overall level of impairment remained manageable, supported by continued discipline in receivables monitoring and credit control processes.

The impairment loss on trade receivables for the year ended on March 31, 2024, 2025 and 2026 breakdown as below:

	2024	2025	2026
	HK$’000	HK$’000	HK$’000
Trade receivables arising from:
- Security related service and asset management income– related parties	8,342	4,100	13,015
- Security related service and asset management income– third parties	41,153	5,219	8,425
- Trading of timepieces – third parties	4,194	29,569	76,820
	53,689	38,888	98,260
Less: impairment allowance arising from:
- Security related service and asset management income– related parties	(1,993)	(12)	(4,805)
- Security related service and asset management income– third parties	(26,451)	(2,148)	(2,996)
- Trading of timepieces – third parties	(254)	(22,024)	(25,859)
	(28,698)	(24,184)	(33,660)

Trade receivables (net)	24,991	14,704	64,600

Salaries and benefits – For the years ended March 31, 2024, 2025 and 2026, salaries and benefits amounted to HK$32,000, HK$341,000 and HK$390,000, respectively. Salaries and benefits increased significantly from 2024 to 2025 due to the expansion of the Company and the addition of new staff to support growing business activities. The further increase in 2026 reflects continued strengthening of the team, with additional staffing and higher personnel-related costs required to support ongoing operational needs.

Office and miscellaneous – For the year ended March 31, 2026, office and miscellaneous expenses amounted to HK$774,000, representing an increase of HK$137,000 compared to the previous year. This rise was mainly due to higher general operating costs and additional administrative needs arising from the Group’s expanding business activities. For the year ended March 31, 2025, these expenses totaled HK$637,000, reflecting a decrease from the prior year. The reduction was primarily driven by the implementation of cost-saving measures and improved operational efficiency, which helped lower day-to-day administrative spending.

Rent, building management fees and rates – For the year ended March 31, 2026, rent and building management fees accounted for 1.87% of total revenues, representing an increase of 186.49% compared to the previous year. The rise in 2026 was primarily driven by higher short-term lease expenses incurred during the year. For the year ended March 31, 2025, these expenses represented 0.76% of total revenues, reflecting an increase of HK$154,000 from the year ended March 31, 2024. The increase in 2025 was mainly attributable to higher building management fees.

Professional fees – For the year ended March 31, 2026, professional fees accounted for 0.90% of total revenues, reflecting a significant decrease of 81.96% compared to the previous year. This decline was primarily due to the unusually high level of professional expenses incurred in 2025 for the IPO project, including audit, legal, and consulting services that were necessary for the listing process but not eligible for capitalization as deferred offering costs. For the year ended March 31, 2025, professional fees represented 5.78% of total revenues, marking a substantial increase from the year ended March 31, 2024. The rise in 2025 was driven by intensified engagement of professional advisors as the Company prepared for its IPO. The increase in 2024 similarly reflected growing reliance on external professional services as the Company began ramping up its listing-related activities. Overall, the movement shows elevated professional fees in 2024 and 2025 due to IPO preparation, followed by a sharp reduction in 2026 once major listing-related work was completed.

Depreciation — Depreciation results from the depreciation of property and equipment, such as computer equipment, furniture and office equipment, leasehold improvements as well as rights-of-use assets. Depreciation accounted for 5.5%, 2.78% and nil of our total revenues for the years ended March 31, 2024, 2025 and 2026, respectively.

Income tax expense

For the year ended March 31, 2026, income tax expenses were HK$2.2 million, representing a decrease of HK$1.0 million or approximately 31.25% compared to the previous year. For the year ended March 31, 2025, income tax expenses were HK$3.2 million, representing an increase of HK$1.1 million or approximately 53.6% compared to the previous year. The subsidiaries of the Group are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended March 31, 2025 and 2026 Hong Kong Profits Tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HK$ 2 million of assessable profits is 8.25% and assessable profits above HK$ 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong.

Profit after taxes

We had a profit after income taxes of HK$9.2 million, HK$10.1 million and HK$10.1 million for the years ended March 31, 2024, 2025 and 2026, respectively. The increase in profit after income taxes was largely contributed by the increase in revenue and group profit.

B.  Liquidity and capital resources

Regulatory Capital Requirements

As our Operating Subsidiaries are regulated by HKSFC in relation to their operating activities in Hong Kong, local rules and regulations require the Operating Subsidiaries to maintain relevant capital adequacy levels. The following table illustrates the minimum regulatory capital as established by HKSFC that our subsidiaries were required to maintain as of March 31, 2026 and the actual amounts of capital maintained.

The following table summarizes the minimum regulatory capital as established by the HKSFC that the Group was required to maintain as of March 31, 2024, 2025 and 2026 and the actual amounts of capital that were maintained.

Capital requirement as of March 31, 2026	Minimum regulatory capital requirements	Capital level maintained
	HK$’000	HK$’000
Bluemount Securities Limited	3,000	5,160
Bluemount Asset Management Limited[1]	100	258

Capital requirement as of March 31, 2025	Minimum regulatory capital requirements	Capital level maintained
	HK$’000	HK$’000
Bluemount Securities Limited	3,000	4,532
Bluemount Asset Management Limited[1]	100	611

Capital requirement as of March 31, 2024	Minimum regulatory capital requirements	Capital level maintained
	HK$’000	HK$’000
Bluemount Securities Limited	3,000	3,781
Bluemount Asset Management Limited[1]	100	240

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

Cash Flows

The following table sets forth a summary of our cash flows for years ended March 31, 2024, 2025 and 2026 as indicated.

	For the Years Ended March 31,
	2024	2025	2026	2026
	HK$’000	HK$’000	HK$’000	US$’000
Net cash (used in) / generated from operating activities	(3,876)	10.518	(37,479)	(4,805)
Net cash (used in) / financing activities	(755)	(8,716)	38,755	4,969
Net (decrease)/increase in cash and cash equivalents	(4,631)	1,802	1,276	164
Cash and cash equivalents, beginning of period/year	8,913	4,282	6,084	780
Cash and cash equivalents, end of year	4,282	6,084	7,360	944

Operating activities

Net cash used in operating activities for the year ended March 31, 2026 was HK$37.5 million (approximately US$4.8 million). The movement was primarily driven by net profit adjusted for several working capital changes, including (i) an decrease in inventory of HK$11.7 million (approximately US$1.5 million); (ii) an increase in trade receivables of HK$60.2 million (approximately US$7.7 million); (iii) an increase in prepayments, deposits and other receivables of HK$2.5 million (approximately US$0.3 million); (iv) a decrease in trade and other payables of HK$53.0 million (approximately US$6.8 million); and (v) a decrease in bank balances – clients’ accounts of HK$53.5 million (approximately US$6.9 million).

Net cash generated from operating activities for the year ended March 31, 2025 was HK$10.5 million (approximately US$1.3 million). The difference was primarily attributable to net profit adjusted for (i) an increase of HK$16.1 million in inventories due to purchase of additional inventories during the year; (ii) decrease in trade receivables of HK$10.0 million (approximately US$1.3 million); (iii) decrease in trade and other payables of HK$4.4 million (approximately US$0.6 million) and (iv) decrease in bank balance from clients accounts of HK$5.7 million (approximately US$0.7 million).

Net cash used in operating activities for the year ended March 31, 2024 was HK$3.9 million (approximately US$0.5 million). The difference was primarily attributable to (i) an increase of HK$0.8 million (approximately US$0.1 million) in inventories due to purchase of additional inventories during the year; (ii) increase in trade receivables of HK$16.4 million (approximately US$2.1 million); (iii) decrease in trade and other payables of HK$2.0 million (approximately US$0.3 million) and (iv) decrease in bank balance from clients accounts of HK$1.9 million (approximately US$0.2 million).

Investing activities

There were no investing activities for the years ended March 31, 2024, 2025 and 2026.

Financing activities

Net cash generated from financing activities for the year ended March 31, 2026 was HK$38.8 million (approximately US$5.0 million). This was mainly caused by (i) proceeds from issuance of share of HK$39.2 million (approximately US$5.0 million) offset by (ii) repayment to a director amounted HK$440,000 (approximately US$56,000).

Net cash used in financing activities for the year ended March 31, 2025 was HK$8.7 million (approximately US$1.1 million). This was mainly caused by (i) payment of HK$1.6 million (approximately US$0.2 million) deferred offering costs; (ii) repayment of dividend payables HK$6.4 million (approximately US$0.8 million); (iii) repayment from lease liabilities of HK$0.9 million (approximately US$0.1 million), partially offset by the advances from a director of HK$0.2 million (approximately US$30,000).

Net cash used in financing activities for the year ended March 31, 2024 was HK$0.8 million (approximately US$0.1 million). This was mainly caused by (i) repayment of HK$0.4 million (approximately US$50,000) to a director; (ii) repayment of loan HK$0.2 million (approximately US$26,000); (iii) repayment from lease liabilities of HK$1.1 million (approximately US$0.1 million), partially offset by the advances from a director of HK$0.9 million (approximately US$0.1 million).

C. Research and Development, Patents and Licenses, etc.

Please refer to “Item 4. Information on the Company – B. Business Overview”.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events for the year ended March 31, 2026 that are reasonably likely to have a material and adverse effect on revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations relates to our consolidated financial statements, which have been prepared in accordance with IFRS Accounting Standards. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

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

B. Compensation

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate, basis. For the years ended March 31, 2024, 2025 and 2026, we paid an aggregate compensation of HK$21,000, HK$ nil and HK$60,000, respectively, to our directors. We have not set aside any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

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

Outstanding Equity Awards at Fiscal Year-End

As of March 31, 2024, 2025 and 2026, we had no outstanding equity awards.

Compensation

For the years ended March 31, 2024, 2025 and 2026, we paid an aggregate of HK$639,000, HK$589,000 and HK$560,000, respectively, in cash and benefits in-kind granted to or accrued on behalf of all of our Directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our Directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our Executive Officers and Directors.

D. Employees

The Operating Subsidiaries had 9 employees as of March 31, 2026. All of the employees are stationed in Hong Kong.

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

Overall, we believe that our remuneration package is competitive in the market. We have maintained good working relationships with our employees and does not foresee any difficulties in the recruitment and retention of experienced staff. For the years ended March 31, 2024, 2025 and 2026, and up to the date of this annual, there was no interruption to our operations as a result of labor disputes.

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

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Other Transactions with Related Parties

The related party balances were as follows:

(a) Balances with related parties

		Nature of	As of March 31,	As of March 31,	As of March 31,	As of March 31,	As of March 31,		As of March 31,
Name of Related Parties	Relationship	Transaction	2024	2024	2025	2025	2026		2026
			HK$’000	US$’000	HK$’000	US$’000	HK$’000		US$’000

Bluemount Investment Fund SP	Common director (Ms. Chan Wan Shan Sandra)	Trade receivables	2,105	269	109	14	122		16
Cyber Investment Fund SP	Common director (Ms. ChanWan Shan Sandra)	Trade receivables	6,237	797	12	1	54		7
Global Strategy Fund SP	Common director (Ms. Chan Wan Shan Sandra)	Trade receivables	-	-	3,979	501	8,045		1,031
Echo International Holdings Group Limited	Shareholder	Dividend payables	6,444	823	-	-	-		-
Bluemount Group Limited	Shareholder	Other receivables	26	3	26	3	-
Bluemount Investment Fund SPC	Common director (Ms. Chan Wan Shan Sandra)	Other receivables	133	17	133	17	242		31
Bluemount Financial Holdings Limited	Common directors (Ms. Chan Wan Shan Sandra and Mr. Pan Jiye)	Other receivables	1	*	1	*	-		-
Echo Asia (Hong Kong) Limited	Common director (Ms. Chan Wan Shan Sandra) and a wholly-owned subsidiary	Other receivables	-	-	-	-	335		43
ECGO International Limited	Substantial shareholder of Echo International Holdings Group Limited (“Echo International”) until October 18, 2023	Loan	150	19	150	19	-		-
Yuk Cuisine Limited	Common director (Ms. Chan Wan Shan Sandra) and a wholly-owned subsidiary of Echo International	Other receivables	1,066	136	1,506	193	940	(1)	121	(1)
Yuk Cuisine (Hong Kong) Limited	Common director (Ms. Chan Wan Shan Sandra) and a wholly-owned subsidiary of Echo International	Other receivables	250	32	250	32	1,367		175
Chan Wan Shan Sandra	Director of the Company	Amount due to a director (Note)	3,168	406	3,407	436	3,204		411

* Less than US$1,000

Note: The amount is unsecured, non-interest bearing and repayable on demand.

Note 1: With effect from January 29, 2026, Yuk Cuisine Limited, the former related company, is no longer a wholly-owned subsidiary of Echo International. For information purpose, the other payables to Yuk Cuisine Limited amounted to HK$1,506,000 and HK$940,000 as of March 31, 2025 and 2026, respectively.

(b) Transactions with related parties

			For the year ended	For the year ended	For the year ended	For the year ended	For the year ended	For the year ended
		Nature of	March 31,	March 31,	March 31,	March 31,	March 31,	March 31,
Related Parties	Relationship	Transaction	2024	2024	2025	2025	2026	2026
			HK$’000	US$’000	HK$’000	US$’000	HK$’000	US$’000
Echo International Holdings Group Limited	Shareholder of the Company	Interest expense on dividend payables	348	45	-	-	-	-
Bluemount Investment Fund SPC[1] – Cyber Investment Fund SP	Common director (Ms. Chan Wan Shan Sandra)	Asset management fee	7	1	12	1	26	3
Bluemount Investment Fund SPC[1] – Bluemount Investment Fund SP	Common director (Ms. Chan Wan Shan Sandra)	Asset management fee	429	55	245	31	128	16
Bluemount Investment Fund SPC[1] – Global Strategy Fund SP	Common director (Ms. Chan Wan Shan Sandra)	Asset management fee	-	-	3,979	510	9,124	1,170
Global New Normal Anti- Inflation Limited Partnership Fund SPC[2]	Investment manager of the fund until March 1, 2024	Asset management fee	330	42	-	-	-	-
Echo Asia (Hong Kong) Limited	Common director (Ms. Chan Wan Shan Sandra) and a wholly-owned subsidiary of Echo International	Purchases of timepieces	-	-	4,507	578	-	-
Echo Asia (Hong Kong) Limited	Common director	Cost of revenue	-	-	-	-	4,507	578

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

 Not applicable.

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

Transfer of Shares

Subject to any applicable requirements set forth in the amended and restated articles of association and provided that a transfer of Class B Ordinary Shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer Class B Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

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

We deposit the cash with reputable banks located in Hong Kong. As of March 31, 2025 and 2026, HK$60.6 million and HK$8.3 million were deposited with these banks, respectively. The credit risk of bank balances and cash is limited because the majority of the counterparties are international banks with good reputation. Based on the average loss rate, the 12m ECL on bank balances is considered to be insignificant. We have not experienced any losses in these bank accounts and management believes that we are not exposed to any significant credit risk on cash.

The Group’s exposure to credit risk associated with its activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. In order to minimize the credit risk, the management of the Group has delegated a team responsible for determination of credit limits and credit approvals. There is no significant concentration risk as of March 31, 2025 and 2026.

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

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2026. Based on that evaluation, our CEO and interim CFO concluded that, as of March 31, 2026, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting as of and for the years ended March 31, 2024, 2025 and 2026.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our external auditors, for the periods indicated. AOGB CPA Limited and FundCertify CPA Professional Corporation, our independent registered public accounting firms, for the periods indicated.

	Year Ended March 31,
Services	2024	2025	2026
	US$	US$	US$
Audit Fees	-	255,000	128,000
Total	-	255,000	128,000

Our Audit Committee and board of directors have adopted pre-approval policies and procedures. In accordance with these policies and procedures, the Audit Committee pre-approved the audit, tax, and other non-audit services provided by AOGB CPA Limited and FundCertify CPA Professional Corporation for the fiscal year ended March 31, 2025 and 2024, and FundCertify CPA Professional Corporation for the fiscal year ended March 31, 2026. Consistent with our Audit Committee ’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the Audit Committee. The full Audit Committee approves proposed services and fee estimates for these services. One or more independent directors serving on the Audit Committee may be delegated by the full Audit Committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full Audit Committee at its next scheduled meeting. Pursuant to these procedures, the Audit Committee approved the foregoing audit services provided by our principal external auditors.

For the fiscal year ended March 31, 2025 and 2026, the audit fees of $255,000 and $128,000 were incurred for services provided by AOGB CPA Limited and FundCertify CPA Professional Corporation, respectively.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

As previously announced in the Form 6-K filed by the Company with the SEC on April 17, 2026 (the “6-K”), the Company reported the dismissal of AOGB CPA Limited (“AOGB”) effective April 17, 2026. The dismissal of AOGB has been considered and approved by the Audit Committee of the Board and by the Board.

AOGB’s reports on the Company’s financial statements for the fiscal years ended March 31, 2025 and 2024 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s two most recent fiscal years audited by AOGB and through April 17, 2026, there have been no disagreements with AOGB on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to AOGB’s satisfaction, would have caused AOGB to make reference to the subject matter of any such disagreements in connection with its reports on the Company’s financial statements for such periods.

For the fiscal years ended March 31, 2025 and 2024 and through April 17, 2026, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of the Form 20-F.

The Company provided AOGB with a copy of the above disclosure prior to filing the Form 6-K with the SEC. The Company requested that AOGB furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the above statement. The letter was filed as Exhibit 99.1 to the 6-K and is incorporated by reference herein.

The Company has appointed FundCertify CPA Professional Corporation (“FundCertify”) as successor auditor of the Company effective April 17, 2026 to audit the Company’s consolidated financial statements for the fiscal year ending March 31, 2026. The appointment of FundCertify has been approved by the Board and the Audit Committee.

During the Company’s fiscal years ended March 31, 2025 and 2024 and through April 17, 2026, neither the Company nor anyone acting on the Company’s behalf consulted FundCertify with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company nor oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; nor (ii) any matter that was either the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association

2.1	Specimen Certificate for Ordinary Shares

2.2	Description of Registrant’s Securities (incorporated herein by reference to the section titled “Description of Share Capital” in the Registrant’s registration statement on Form F-1 (File No. 333-285843)), originally filed with the Securities and Exchange Commission on May 27, filed with the Securities and Exchange Commission on July 9, 2025)2025, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A,

4.1	Independent Director Agreement

4.2	Executive Officer Agreement

8.1	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant

11.2	Statement of Policy Concerning Trading in Company Securities Adopted on June 29, 2026

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Letter from AOGB CPA Limited dated April 17, 2026

21.1	List of Subsidiaries

97.1	Clawback Policy

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Linkbase Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within Inline XBRL document)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Bluemount Holdings Limited

By	/s/ Chan Wan Shan Sandra
Name: Chan Wan Shan Sandra
Title: Chief Executive Officer

Date: June 29, 2026

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements for the Years Ended March 31, 2024, 2025 and 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Bluemount Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial positions of Bluemount Holdings Limited and its subsidiaries (collectively the “Group”) as of March 31, 2026 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year ended March 31, 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2026, and the results of its operations and its cash flows for the year ended March 31, 2026, in conformity with the IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ FundCertify CPA Professional Corporation

FundCertify CPA Professional Corporation
Certified Public Accountants
PCAOB ID: 7189

We have served as the Group’s auditor since 2026.
Cary, North Carolina
June 29, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Bluemount Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial positions of Bluemount Holdings Limited (the “Company”) and its subsidiaries (together the “Group”) as of March 31, 2025, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2025, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2025, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ AOGB CPA Limited

Hong Kong, Hong Kong

August 15, 2025

We have served as the Group’s auditor since 2024. In April 2026, we became the predecessor auditor.

AOGB CPA Limited, Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong

Tel: 2152-2238, Website: www.aogb.com

BLUEMOUNT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2025 AND 2026

		2025	2026	2026
	Notes	HK$’000	HK$’000	US$’000

ASSETS
Non-current assets
Property, plant and equipment	11	-	-	-
Right-of-use assets	12	-	-	-
Deferred offering costs	13	1,643	-	-
Prepayments, deposits and other receivables	14	105	766	98

Total Non-current assets		1,748	766	98

Current assets
Inventories	15	34,705	23,020	2,951
Prepayments, deposits and other receivables	14	536	2,309	296
Trade receivables - net	16	14,704	64,600	8,282
Bank balances - client accounts	18	54,503	965	124
Bank balances and cash		6,084	7,360	944

Total current assets		110,532	98,254	12,597

Total assets		112,280	99,020	12,695

SHAREHOLDERS’ EQUITY AND LIABILITIES

SHAREHOLDERS’ EQUITY
Share capital*:
Class A Ordinary Shares, US$0.0001 par value, 50,000,000 Class A ordinary shares authorized, 11,505,148 shares issued and outstanding	22	9	9	1
Class B Ordinary Shares, US$0.0001 par value, 450,000,000 Class B ordinary shares authorized, 12,499,999 and 14,014,999 Class B ordinary share issued and outstanding as of March 31, 2025 and 2026, respectively	22	10	11	2
Subscription receivables		(10)	-	-
Additional paid-in capital		9	37,550	4,814
Other reserves		23,827	24,034	3,081
Retained earnings		14,658	24,817	3,180

Total equity		38,503	86,421	11,078

LIABILITIES
Current liabilities
Trade payables	19	55,829	1,858	238
Other payables and accruals	20	3,078	2,121	272
Lease liabilities - current portion	24	-	-	-
Loan from a former related company	21	150	-	-
Amount due to a director	17	3,407	3,204	412
Tax payables		11,313	5,416	695

Total liabilities		73,777	12,599	1,617

Total shareholders’ equity and liabilities		112,280	99,020	12,695

The accompanying notes are an integral part of these consolidated financial statements.

* Retrospectively restated for effect of share reorganization and surrender of shares (see Note 1)

BLUEMOUNT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

		2024	2025	2026	2026
	Notes	HK$’000	HK$’000	HK$’000	US$’000

Revenue	4	32,848	53,757	62,059	7,956
Cost of revenue	5	(15,078)	(33,834)	(45,962)	(5,893)
Gross profit		17,770	19,923	16,097	2,063
Other income	6	1	26	-	-
Other gains and losses	9	-	-	9,721	1,247
Impairment loss on trade and other receivables, net of reversal	16	(863)	(330)	(10,285)	(1,319)
Administrative expenses	7	(4,973)	(6,047)	(2,959)	(378)
Finance costs	8	(639)	(283)	(207)	(27)
Profit before tax		11,296	13,289	12,367	1,586
Taxation	10	(2,085)	(3,203)	(2,208)	(283)
Profit and total comprehensive income for the year		9,211	10,086	10,159	1,303

Basic and diluted earnings per share in HK$*
Class A		HK$0.38	HK$0.42	HK$0.40	US$0.05
Class B		HK$0.38	HK$0.42	HK$0.40	US$0.05

Weighted average number of shares outstanding - basic and diluted*
Class A		11,505,148	11,505,148	11,505,148	11,505,148
Class B		12,499,999	12,499,999	13,588,492	13,588,492

The accompanying notes are an integral part of these consolidated financial statements.

* Retrospectively restated for effect of share reorganization and surrender of shares (see Note 1)

BLUEMOUNT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

	Ordinary Share
	Class A		Class B
	Number of	Amounts	Number of	Amounts	Subscription receivables	Additional paid-in capital	Other reserves	(Accumulated losses) Retained earnings	Total
	Shares*	HK$’000	Shares*	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At April 1, 2023	11,505,148	9	12,499,999	10	(10)	9	23,346	(4,639)	18,725

Imputed interest	-	-	-	-	-	-	223	-	223

Profit and total comprehensive income for the year	-	-	-	-	-	-	-	9,211	9,211

At March 31, 2024	11,505,148	9	12,499,999	10	(10)	9	23,569	4,572	28,159

Imputed interest	-	-	-	-	-	-	258	-	258

Profit and total comprehensive income for the year	-	-	-	-	-	-	-	10,086	10,086

At March 31, 2025	11,505,148	9	12,499,999	10	(10)	9	23,827	14,658	38,503

Imputed interest	-	-	-	-	-	-	207	-	207

Issurance of ordinary shares	-	-	-	-	10	-	-	-	10

Issurance of shares pursuant to IPO, net of offering Costs	-	-	1,515,000	1	-	37,541	-	-	37,542

Profit and total comprehensive income for the year	-	-	-	-	-	-	-	10,159	10,159

At March 31, 2026	11,505,148	9	14,014,999	11	-	37,550	24,034	24,817	86,421

The accompanying notes are an integral part of these consolidated financial statements.

* Retrospectively restated for effect of share reorganization and surrender of shares (see Note 1)

BLUEMOUNT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

	2024	2025	2026	2026
	HK$’000	HK$’000	HK$’000	US$’000

OPERATING ACTIVITIES
Profit before tax	11,296	13,289	12,367	1,586
Adjustments for:
Impairment loss on trade receivables, net of reversal	863	330	10,285	1,319
Gain on disposal of a subsidiary	-	-	(9,829)	(1,260)
Interest income from banks	(1)	(1)	(1)	-
Interest expenses on lease liabilities	68	18	-	-
Interest expenses on dividend payables	348	-	-	-
Interest expense on trade payable with a third party	-	7	-	-
Imputed interest on amount due to a director	158	170	160	21
Imputed interest on amount due to related parties, net	65	88	47	6
Depreciation of property, plant and equipment	833	764	-	-
Depreciation of right-of-use assets	973	730	-	-
Operating cash flows before movements in working capital	14,603	15,395	13,029	1,672
Increase / (decrease) in inventories	(810)	(16,102)	11,685	1,497
Increase / (decrease) in trade receivables	(16,430)	9,957	(60,181)	(7,716)
(Decrease) / increase in prepayments, deposits and other receivables	10	44	(2,533)	(325)
Decrease in bank balances - client accounts	1,903	5,737	53,538	6,864
Decrease in trade and other payables	(1,952)	(4,381)	(53,005)	(6,796)

Net cash (used in) / generated from operating activities	(2,676)	10,650	(37,467)	(4,804)
Interest received	1	1	1	-
Income tax paid	(1,201)	(133)	(13)	(1)

Net cash (used in) / generated from operating activities	(3,876)	10,518	(37,479)	(4,805)

FINANCING ACTIVITIES
Proceeds from issuance of shares	-	-	39,195	5,025
Payment of deferred offering costs	-	(1,643)	-	-
Repayment of dividend payables	-	(6,444)	-	-
Advances from a director	885	239	-	-
Repayment of advances to a director	(388)	-	(440)	(56)
Repayment of lease liabilities	(1,052)	(861)	-	-
Repayment of loan from a former related company	(200)	-	-	-
Interest paid	-	(7)	-	-

Net cash (used in) / generated from financing activities	(755)	(8,716)	38,755	4,969

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(4,631)	1,802	1,276	164

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	8,913	4,282	6,084	780

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	4,282	6,084	7,360	944

The accompanying notes are an integral part of these consolidated financial statements.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Bluemount Holdings Limited (the “Company”) was incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands on June 27, 2023. The Company’s registered office is 89 Nexus Way Camana Bay Grand Cayman KY1-9009 Cayman Islands and the principal place of business is at Room 1007, Capital Centre, 151 Gloucester Road, Wanchai, Hong Kong. The principal activity of the Company is investment holding. The principal activities of its subsidiaries are set out in Note 17d to the consolidated financial statements.

The consolidated financial statements are presented in Hong Kong dollars (“HK$”) which is the also functional currency of the Group. All values are rounded to nearest thousands (HK$’000) unless otherwise stated.

The conversion from HK$ into U.S. dollars (“US$”) was made at the exchange rate as of March 31, 2026 on which US$1.00 equaled HK$7.80. The use of US$ is solely for the convenience of the reader.

Details of the shareholding structure of the Company have been disclosed below.

As of March 31, 2025 and 2026, details of the Company and its subsidiaries (together the “Group”) are set out in the table as follows:

	Place of Incorporation / operations	Date of incorporation	Proportion of voting power held by the Company		Principal activities
			2025	2026
Name of the Company
Bluemount Holdings Limited	Cayman Islands	June 27, 2023	N/A	N/A	Investment holding

Name of subsidiaries
Direct:
Bluemount Financial Group Limited	Hong Kong	June 3, 2016	100%	100%	Investment holding
Indirect:
Bluemount Securities Limited	Hong Kong	June 3, 2016	100%	100%	Financial and brokerage services
Bluemount Asset Management Limited (“BAML”)	Hong Kong	June 3, 2016	100%	100%	Wealth and asset management services
Bluemount Capital Limited (Note)	Hong Kong	June 6, 2017	100%	-	Advisory services
Bluemount Commodities Limited	Hong Kong	March 29, 2017	100%	100%	Trading of timepieces and advisory services

Note: Bluemount Capital Limited was disposal to an independent third party on September 9, 2025.

On July 14, 2025, the Company completed its initial public offering on the NASDAQ, issuing 1,375,000 class B ordinary shares at a price of US$4.00 per share. In addition, the Company entered into an underwriting agreement with the underwriter on July 10, 2025, which granted the underwriter a 45-day option to purchase up to an additional 206,250 class B ordinary shares at the public offering price of US$4.00 per share, less underwriting discounts, to cover any over-allotment. Subsequently, on July 28, 2025, the underwriter exercised the over-allotment option partially to purchase an additional 140,000 ordinary shares at the public offering price of US$4.00 per share. The exercise of the over-allotment option closed on July 30, 2025, with gross proceeds totaling US$6,060,000, before deducting underwriting discounts and offering expenses. The ordinary shares began trading on July 11, 2025 on The Nasdaq Capital Market and commenced trading under the ticker symbol “BMHL”.

Reorganization under common control and surrender of shares

Before the group reorganization (the “Group Reorganization”), Bluemount Financial Group Limited was owned 27.45% by Mr. Pan Jiye (“Mr. Pan”) through Bluemount Group Limited, 26.08% by Mr. Yan Ka Him (“Mr. Yan”), 16.47% by Ms. Zhou Qilin (“Ms. Zhou”) and 30.00% by Echo International Holdings Group Limited (“Echo International”).

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

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS - continued

Reorganization under common control and surrender of shares - continued

Step 2 Incorporation of Bluemount Holdings Limited

Bluemount Holdings Limited was incorporated under the laws of the Cayman Islands on June 27, 2023 as an exempted company with limited liability, with the intention to become our ultimate holding company and the issuer of this offering. The authorized share capital of Bluemount Holdings was 50,000,000 divided into 50,000,000 shares each with a par value of US$0.0001. Upon incorporation, Ogier Global Subscriber (Cayman) Limited being the initial subscriber of Bluemount Holdings Limited, held the first fully paid subscriber’s share which was then transferred to Mr. Pan on August 3, 2023.

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

Step 5 Hong Kong Securities and Futures Commission (“HKSFC”) approval

The Company applied to HKSFC for approval for adding the Company as a new (indirect) substantial shareholder of the licensed companies, Bluemount Securities Limited and BAML. The approval was granted on November 27, 2023.

Step 6 Share Swap

Pursuant to the terms of a share swap agreement, Echo International, Ms. Zhou, Mr. Yan and Bluemount Group Limited sold their shares in Bluemount Financial Group Limited to Bluemount Holdings Limited, and in return, accepted the allotment of corresponding numbers of shares by Bluemount Holdings Limited. As a result, Bluemount Holdings Limited became the new holding company of the Group’s business in the corporate structure on January 16, 2024.

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

Following the Group Reorganization, the Company owned 100% of Bluemount Financial Group Limited and the Company was owned 27.45% Mr. Pan through Bluemount Group Limited, 26.08% by Mr. Yan through Yes & Right Investment Limited, 16.47% by Ms. Zhou through WI Holdings Limited and 30.00% by Echo International, which were the same group of shareholders of Bluemount Financial Group Limited prior to the Group Reorganization.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS - continued

Reorganization under common control and surrender of shares – continued

The Company, together with its wholly-owned subsidiaries, is effectively controlled by the same shareholders, i.e., ultimately held 27.45% by Mr. Pan, 26.08% by Mr. Yan, 16.47% by Ms. Zhou and 30.00% by Echo International, before and after the Group Reorganization and therefore the Group Reorganization is considered as a reverse recapitalization of entities under common control. The consolidation of the Company and its subsidiary has been accounted for at historical cost. No amount is recognized in respect of goodwill or excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination. The consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows statements are prepared as if the current group structure had been in existence throughout the year March 31, 2024, or since the respective dates of incorporation/establishment of the relevant entity. The consolidated financial position as of March 31, 2024 present the assets and liabilities of the companies now comprising the Group which had been incorporated/established as at the relevant date of financial position as if the current group structure had been in existence at those dates.

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

On May 20, 2025, the shareholders proposed to surrender both Class A and Class B Ordinary Shares with a par value of US$0.0001 to the Company with nil consideration. Specifically, Echo International proposed to surrender 3,451,545 Class A Ordinary Shares and 3,750,000 Class B Ordinary Shares; Bluemount Group Limited proposed to surrender 2,594,524 Class A Ordinary Shares and 2,818,873 Class B Ordinary Shares; Yes & Right Investment Limited proposed to surrender 2,436,610 Class A Ordinary Shares and 2,647,304 Class B Ordinary Shares; WI Holdings Limited proposed to surrender 1,331,214 Class A Ordinary Shares and 1,446,324 Class B Ordinary Shares; Be Good Investment Holdings Limited proposed to surrender 563,753 Class A Ordinary Shares and 612,500 Class B Ordinary Shares; Lissington Limited proposed to surrender 563,753 Class A Ordinary Shares and 612,500 Class B Ordinary Shares; and Mr. Wei Chieh Huang proposed to surrender 563,753 Class A Ordinary Shares and 612,500 Class B Ordinary Shares.

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

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

2.	BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Issues Committee (“IFRIC”). The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

These consolidated financial statements have been prepared on a historical cost basis, modified where applicable. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Amendments to an IFRS Accounting Standard that are mandatorily effective for the current year

The Group has adopted the following amendments to an IFRS Accounting Standard for the first time for the current year’s consolidated financial statements.

Amendments to IAS 21	Lack of Exchangeability

The application of the amendments to an IFRS Accounting Standard in the current year has had no material impact on the Group’s financial positions and performance for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

New and amendments to IFRS Accounting Standards issued but not yet effective

The following new standard, amendments to existing standards and annual improvements have been issued, but are not effective for the financial year beginning on April 1, 2025 and have not been early adopted:

Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments[1]
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity[1]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]
Amendments to IFRS Accounting Standards	Annual Improvements to IFRS Accounting Standards – Volume 11[1]
IFRS 18	Presentation and Disclosure in Financial Statements[2]
IFRS 19	Subsidiaries without Public Accountability: Disclosures[2]
Amendments to IFRS 19	Amendments to Subsidiaries without Public Accountability: Disclosures[2]
Amendments to IAS 21	Translation to a Hyperinflationary Presentation Currency[2]

1 Effective for annual periods beginning on or after January 1, 2026.

2 Effective for annual/reporting periods beginning on or after January 1, 2027.

3 Effective for annual periods beginning on or after a date to be determined.

The directors of the Group anticipate that the application of all the new and amendments to IFRS Accounting Standards will have no material impact on the Group’s financial positions and performance and/or on the disclosures to the Group in the foreseeable future.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

3.	MATERIAL ACCOUNTING POLICY INFORMATION AND USE OF ESTIMATES AND JUDGMENTS - continued

Revenue recognition - continued

For income from security related service and asset management income, revenue is recognized on the following basis:

-	brokerage commission on dealing in securities and future contract is recognized on a trade date basis when the services are rendered, the amount for which can be reliably estimated and it is probable that the income will be received. The brokerage commission income is due on the settlement date of their respective trade dates, normally two or three business days after the respective trade date. The revenue is recognized at a point in time (trade date) when the performance obligation has been satisfied by the completion of trades and the risks and rewards of ownership have been transferred to/from the customer. The Group acts as an agent. The transaction price is a variable consideration as the price is determined to be a fixed percentage of transaction amount. Commission fees are directly charged from the customer’s account when the transactions are executed;

-	underwriting and placing commission is recognized when the relevant placing, underwriting, sub-underwriting or structured products arrangement activities are completed. Accordingly, the revenue is recognized at a point in time when the performance obligation has been satisfied by the completion of transaction and the risks and rewards of ownership have been transferred to/from the customer;

-	income from provision of asset management services includes (i) investment management fee and (ii) performance fee.

(i)	investment management fee is recognized over time when customers simultaneously receive and consume the benefit provided by the Group. The Group rendered asset management services to customers as a principal, which are recorded over the period of service provided. Asset management income is charged by the Group to funds monthly and collected directly out of custodial accounts. The Group provide asset management services to individual customers and charges customers management fee at fixed percentage of asset value under management in accordance with the agreements. The fee is due and paid within the specified terms of payment. The transaction price is a variable consideration as the price is determined to be a fixed percentage of asset value.

(ii)	performance fees is accounted for when the return on assets under management, over a given period established in each fund’s private memorandum, exceeds certain return benchmarks or other performance benchmarks, depending on each fund’s private memorandum. Performance fees are calculated periodically. Performance fees are a form of variable consideration. The Company recognizes these fees at a point in time when the associated performance obligations are satisfied, the related uncertainties are resolved, the likelihood of a claw-back or reversal is improbable and the likely amount of the transaction prices can be estimated without significant chance of reversal, indicating high probability of economic benefits and cash inflow to us. No performance fee is noted for the years ended March 31, 2025 and 2026.

-	advisory and consultancy income is recognized over time when the relevant advises and consultancy services have been provided or rendered. The Group enter a distinct contract with its customers as a principal for the provision of advisory and consultancy services. The Group concludes that each monthly investment advisory service (1) is distinct and (2) meets the criteria for recognizing revenue over time. In addition, the Group concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the customers is substantially similar for each month, even though the exact volume of services may vary. There is no variable consideration in the transaction price. Accordingly, based on the output methods, the Group recognizes revenues from advisory services on a monthly basis when it satisfies its performance obligations throughout the contract terms.

For income from trading of timepieces, revenue is recognized at a point in time at which the customer obtains the control of the promised asset, which generally coincides with the time when the goods are delivered to customers and the title is passed.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

Financial liabilities at amortized cost

Financial liabilities including trade and other payables, loan from a former related company and amount due to a director are subsequently measured at amortized cost, using the effective interest method.

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

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

Foreign currency translation

The functional currency is determined using the currency of the primary economic environment in which that entity operates. The functional currency, as determined by management, of the Company and its subsidiaries is HK$. The consolidated financial statements are presented in HK$, which is also the Group’s presentation currency.

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

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

Contingencies

As of March 31, 2025 and 2026, the Group was not a party to any material legal or administrative proceedings. From time to time, the Group is involved in various other legal and regulatory proceedings arising in the normal course of business. While the Group cannot predict the occurrence or outcome of these proceedings with certainty, it does not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to the Group’s consolidated financial condition or cash flows; however, an unfavorable outcome could have a material adverse effect on the Group’s results of operations.

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

In the years ended March 31, 2024, 2025 and 2026, the earnings per share amounts are the same for Class A Ordinary Shares and Class B Ordinary Shares stock because the holders of each class are entitled to equal per share dividends or distributions in liquidation.

The Company had no dilutive shares as of March 31, 2024, 2025 and 2026.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

4.	REVENUE

Breakdown of revenue

	For the years ended March 31,
	2024	2025	2026
	HK$’000	HK$’000	HK$’000
Recognized at a point in time
Security related service and asset management income – third parties[1]	54	257	-

Trading of timepieces - third parties	13,288	32,873	47,381

Recognized over time
Security related service and asset management income[1]
- Asset management fee – related parties (Note 17(b))	766	4,236	9,278
- Advisory and consultancy fee – third parties	18,740	16,391	5,400

Total break down of revenue	32,848	53,757	62,059

1 Security related service and asset management income comprises brokerage income, asset management fee, underwriting and placement commissions, as well as advisory and consultancy fee.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

5.	COST OF REVENUE

Breakdown of cost of revenue

	For the years ended March 31,
	2024	2025	2026
	HK$’000	HK$’000	HK$’000
Security related service and asset management income[1]	2,585	1,947	1,509
Trading of timepieces – third parties	12,493	31,887	39,946
Trading of timepieces – related parties (Note 17(b))	-	-	4,507

	15,078	33,834	45,962

1 For the years ended March 31, 2024, 2025 and 2026, included in the costs of security related service and asset management are mainly the direct labor costs with aggregate carrying amount of HK$2,477,000, HK$1,791,000 and HK$1,432,000, director salary of HK$20,000, HK$nil and HK$nil as well as security handling cost of HK$88,000, HK$156,000 and HK$77,000, respectively.

6.	OTHER INCOME

	For the years ended March 31,
	2024	2025	2026
	HK$’000	HK$’000	HK$’000

Sundry income – third parties	-	25	-
Interest income from bank – third parties	1	1	-

	1	26	-

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

7.	ADMINISTRATIVE EXPENSES

	For the years ended March 31,
	2024	2025	2026
	HK$’000	HK$’000	HK$’000

Salaries and benefits	32	341	390
Office and miscellaneous[1]	978	637	774
Rent, building management fees and rates	253	407	1,166
Professional fees	1,823	3,109	561
Depreciation – property, plant and equipment (Note 11)	833	764	-
Depreciation – right-of-use assets (Note 12)	973	730	-
Bank charges	51	35	22
Others	30	24	46

Total administrative expenses	4,973	6,047	2,959

1 Office and miscellaneous mainly represent office supplies, insurance, recruitment expense, travelling, entertainment and sundry expenses.

Professional fees mainly represent audit fees, legal fees and secretarial fees.

8.	FINANCE COSTS

	For the years ended March 31,
	2024	2025	2026
	HK$’000	HK$’000	HK$’000

Interest expense on lease liabilities	68	18	-
Interest expense on dividend payable with a related party (Note 17(b))	348	-	-
Interest expense on trade payable with a third party	-	7	-
Imputed interest on amount due to a director	158	170	160
Imputed interest on amounts due to related parties, net	65	88	47

finance cost	639	283	207

9.	OTHER GAINS AND LOSSES

	For the years ended March 31,
	2024	2025	2026
	HK$’000	HK$’000	HK$’000

Foreign exchange losses	-	-	(108)
Gain on disposal of a subsidiary	-	-	9,829

Other Gains and Losses	-	-	9,721

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

10.	TAXATION

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The subsidiaries of the Group are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended March 31, 2024, 2025 and 2026, Hong Kong Profits Tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HK$2 million of assessable profits is 8.25% and assessable profits above HK$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong.

The taxation expense is attributable to the following tax jurisdictions:

	For the years ended March 31,
	2024	2025	2026
	HK$’000	HK$’000	HK$’000

Hong Kong
- Charged for the year	2,085	3,203	2,195
- Underprovision in prior years	-	-	13

Cayman Islands
- Charged for the year	-	-	-

	2,085	3,203	2,208

The taxation can be reconciled to the profit before tax per the consolidated statements of profit or loss and other comprehensive income as follows:

	For the year ended March 31,
	2024	2025	2026
	HK$’000	HK$’000	HK$’000
Profit before tax	11,296	13,289	12,367
Income tax rate	16.5%	16.5%	16.5%

Tax at the domestic income tax rate of 16.5%	1,864	2,192	2,041

Tax effect of income not taxable for tax purpose	-	(3,926)	(1,899)
Tax effect of expenses not deductible for tax purpose	247	4,505	34
Tax effect of two-tier profits tax rates regime	(165)	(165)	(165)
Tax effect of tax loss not recognized	102	498	491
Unrecognized temporary differences	113	102	1,696
Utilization of tax losses previously not recognized	(52)	-	-
Underprovision in respect of prior years	-	-	13
Tax concession	(24)	(3)	(3)

Taxation for the year	2,085	3,203	2,208

The Group has not recognized deferred tax assets arising from deductible temporary differences on net decelerated tax depreciation as it is uncertain that the related tax benefits can be realized through future taxable profit.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

11.	PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvement	Office equipment	Computer equipment	Total
	HK$’000	HK$’000	HK$’000	HK$’000

COST
At April 1, 2024	3,548	213	588	4,349
Write-offs	(1,048)	(213)	-	(1,261)

At March 31, 2025 and 2026	2,500	-	588	3,088

ACCUMULATED DEPRECIATION
At April 1, 2024	2,784	213	588	3,585
Provided for the year	764	-	-	764
Write-off	(1,048)	(213)	-	(1,261)

At March 31, 2025 and 2026	2,500	-	588	3,088

CARRYING VALUES
At March 31, 2026	-	-	-	-

At March 31, 2025	-	-	-	-

Depreciation expenses for the years ended March 31, 2024, 2025 and 2026 amounted to HK$833,000, HK$764,000 and HK$ nil, respectively, which were included in administrative expenses. During the years ended March 31, 2024, 2025 and 2026, certain fully depreciated assets with a gross carrying amount of HK$nil, HK$1,261,000 and HK$ nil were written off, respectively. Such write-off had no impact on the consolidated statements of profit or loss and other comprehensive income. No impairment losses were recognized during any of the years presented.

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

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

12.	RIGHT-OF-USE ASSETS

Leased properties HK$’000

COST
At April 1, 2024	2,919
Write-off	(2,919)

At March 31, 2025 and 2026	-

ACCUMULATED DEPRECIATION
At April 1, 2024	2,189
Provided for the year	730
Write-off	(2,919)

At March 31, 2025 and 2026	-

CARRYING VALUES
At March 31, 2026	-

At March 31, 2025	-

Depreciation expenses for the years ended March 31, 2024, 2025 and 2026 amounted to HK$973,000, HK730,000 and HK$nil, respectively, which were included in administrative expenses. No impairment losses were recognized during any of the years presented.

During the year ended March 31, 2025, the lease term for certain right-of-use assets expired. As the related assets had been fully depreciated, their gross carrying amount of HK$2,919,000 were written off, resulting in no impact on the consolidated statements of profit or loss and other comprehensive income.

13.	DEFERRED OFFERING COSTS

	As of March 31,
	2025	2026
	HK$’000	HK$’000
Legal fees	741	-
Other professional expenses	902	-

Deferred offering cost	1,643	-

14.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	As of March 31,
	2025 HK$’000	2026 HK$’000

Non-current assets
Deposits – third parties	105	203
Prepayments – third parties	-	563

Non-current assets	105	766

Current assets
Deposits on lease – third parties	366	292
Prepayments – third parties	3	36
Other receivables – third parties	7	36
Other receivables – related parties (Note 17(c))	160	1,945

Total deposits and receivables	536	2,309

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

15.	INVENTORIES

	As of March 31,
	2025 HK$’000	2026 HK$’000

Merchandise inventories - timepieces	34,705	23,020

There were no inventory impairment losses for the years ended March 31, 2024, 2025 and 2026, respectively.

HK$12,493,000, HK$31,887,000 and HK$44,453,000 of inventories was recognised as cost of revenue in consolidated statements of profit or loss and other comprehensive income for the years ended March 31, 2024, 2025 and 2026, respectively.

16.	TRADE RECEIVABLES

	As of March 31,
	2025 HK$’000	2026 HK$’000

Trade receivables arising from:
- Security related service and asset management income – related parties	4,100	13,015
- Security related service and asset management income – third parties	5,219	8,425
- Trading of timepieces – third parties	29,569	76,820
TRADE RECEIVABLES GROSS	38,888	98,260
Less: impairment allowance	(24,184)	(33,660)

Total trade receivables	14,704	64,600

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

16.	TRADE RECEIVABLES – continued

The following is an aged analysis of trade receivables presented based on the due dates.

As of March 31, 2026	Security related service and asset management income – related parties	Security related service and asset management income – third parties	Trading of timepieces – third parties	Total
	HK$’000	HK$’000	HK$’000	HK$’000

Current	693	1,314	23,155	25,162
1 – 3 months	2,292	1,350	-	3,642
4 – 6 months	3,177	1,350	16,350	20,877
7 – 9 months	3,091	1,350	7,746	12,187
10 – 12 months	3,762	3,061	29,569	36,392

Current trade receivables	13,015	8,425	76,820	98,260

Less: impairment allowance	(4,805)	(2,996)	(25,859)	(33,660)

Total	8,210	5,429	50,961	64,600

As of March 31, 2025	Security related service and asset management income – related parties	Security related service and asset management income – third parties	Trading of timepieces – third parties	Total
	HK$’000	HK$’000	HK$’000	HK$’000

Current	4,088	2,950	5,111	12,149
1 – 3 months	3	1,206	24,340	25,549
4 – 6 months	3	868	-	871
7 – 9 months	3	180	118	301
10 – 12 months	3	15	-	18
Current trade receivables	4,100	5,219	29,569	38,888
Less: impairment allowance	(12)	(2,148)	(22,024)	(24,184)

Total	4,088	3,071	7,545	14,704

All the trade receivables, net of loss allowance, are expected to be recovered within one year. For trade receivables arising from contracts with customers, the Group generally allows a credit period of 30 days to its customers. As of March 31, 2025 and 2026, included in the Group’s trade receivables balance are debtors with aggregate carrying amount of HK$26,739,000 and HK$73,098,000 which are past due as of the reporting date, respectively.

Details of the impairment assessment of trade receivables and write-off of the loss allowance for trade receivables are set out in Note 28b.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

17.	RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties

Name	Relationship with the Group

Bluemount Group Limited	Shareholder of the Company
Echo International	Shareholder of the Company
Yuk Cuisine Limited	Common director (Ms. Chan Wan Shan Sandra) and a wholly-owned subsidiary of Echo International
Yuk Cuisine (Hong Kong) Limited	Common director (Ms. Chan Wan Shan Sandra) and a wholly-owned subsidiary of Echo International
Echo Asia (Hong Kong) Limited	Common director (Ms. Chan Wan Shan Sandra) and a wholly-owned subsidiary of Echo International
Bluemount Financial Holdings Limited	Common directors (Ms. Chan Wan Shan Sandra and Mr. Pan)
Bluemount Investment Fund SPC (“Bluemount Fund”)	Common director (Ms. Chan Wan Shan Sandra)
Ms. Chan Wan Shan Sandra	Director of the Company
Mr. Pan	Director of the Company
Global New Normal Anti-Inflation Limited Partnership Fund SPC	Investment manager of the fund until March 1, 2024

(a)	Amount due to a director

	As of March 31,
	2025 HK$’000	2026 HK$’000

Amount due to a director
Chan Wan Shan Sandra	3,407	3,204

The amount is unsecured, non-interest bearing and repayable on demand.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

17.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

(b)	Transactions with related parties

		For the years ended March 31,
Name of related parties	Transaction nature	2024 HK$’000	2025 HK$’000	2026 HK$’000

Echo International	Interest expense on dividend payables	348	-	-
Bluemount Fund[1] - Cyber Investment Fund SP	Asset management fee	7	12	26
Bluemount Fund[1] - Bluemount Investment Fund SP	Asset management fee	429	245	128
Bluemount Fund[1] - Global Strategy Fund SP	Asset management fee	-	3,979	9,124
Global New Normal Anti-Inflation Limited Partnership Fund SPC[2]	Asset management fee	330	-	-
Echo Asia (Hong Kong) Limited	Purchases of timepieces	-	4,507	-
Echo Asia (Hong Kong) Limited	Cost of revenue	-	-	4,507

1 BAML was appointed by Bluemount Fund as the investment manager to manage 4 Segregated Portfolios of the Fund. Included but not limited to making investment decisions, implementing investment strategies, and ensuring compliance with applicable regulations and guidelines.

2 BAML was appointed by this fund as the investment manager of Global New Normal Anti-Inflation Limited Partnership Fund SPC to manage the Segregated Portfolio of this fund. Included but not limited to making investment decisions, implementing investment strategies, and ensuring compliance with applicable regulations and guidelines.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

17.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

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

(iii)	Global Strategy Fund SP (“Global Strategy SP”)

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

Bluemount Fund is considered a related party to the Group since both entities share common director.

(iv)	Global New Normal Anti-Inflation Limited Partnership Fund SPC (“Global New SPC”)

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

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

17.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

(c)	Balances with related parties

		As of March 31,
Name of related parties	Balance nature	2025 HK$’000	2026 HK$’000

Bluemount Investment Fund SP	Trade receivables	109	122
Cyber Investment Fund SP	Trade receivables	12	54
Global Strategy Fund SP	Trade receivables	3,979	8,045
Bluemount Group Limited	Other receivables	26	-
Bluemount Investment Fund SPC	Other receivables	133	242
Bluemount Financial Holdings Limited	Other receivables	1	-
Echo Asia (Hong Kong) Limited	Other receivables	-	335
Yuk Cuisine (Hong Kong) Limited	Other receivables	-	1,367
Yuk Cuisine Limited	Other payables	1,506	*(Note)
Yuk Cuisine (Hong Kong) Limited	Other payables	250	-

The above balances are unsecured, interest-free and repayable on demand.

Note:	With effect from January 29, 2026, Yuk Cuisine Limited, the former related company, is no longer a wholly-owned subsidiary of Echo International. For information purpose, the other payables to Yuk Cuisine Limited amounted to HK$1,506,000 and HK$940,000 as of March 31, 2025 and 2026, respectively.

(d)	Interests in subsidiaries

Particulars of the subsidiaries as of March 31, 2025 and 2026 are as follows:

Name of subsidiary	Place of Incorporation / operations	Issued and fully paid share capital	Proportion of voting power held by the Company		Principal activities
			2025	2026
Directly:
Bluemount Financial Group Limited	Hong Kong	Ordinary HK$23,010,300	100%	100%	Investment holding
Indirectly:
Bluemount Securities Limited	Hong Kong	Ordinary HK$18,000,000	100%	100%	Financial and brokerage services
Bluemount Asset Management Limited	Hong Kong	Ordinary HK$5,000,000	100%	100%	Wealth and asset management services
Bluemount Capital Limited (Note)	Hong Kong	Ordinary HK$10,000	100%	-	Advisory services
Bluemount Commodities Limited	Hong Kong	Ordinary HK$100	100%	100%	Trading of timepieces and advisory services

Note:	Bluemount Capital Limited was disposed to an independent third party on September 9, 2025.

18.	BANK BALANCES – CLIENT ACCOUNTS

The Group receives and holds money deposited by clients and other institutions in the course of the conduct of the regulated activities of its ordinary business. These clients’ monies are maintained in one or more segregated bank accounts. The Group has recognized the corresponding trade payables to respective clients and other institutions.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

19.	TRADE PAYABLES

	As of March 31,
	2025	2026
	HK$’000	HK$’000

Trade payables arising from the business of dealing in securities:
- Cash clients – third parties	53,860	1,208
- Margin clients – third parties	643	621
- Others – third parties	26	29
Trade payables arising from consultancy services – third parties	1,300	-

Trade payables	55,829	1,858

20.	OTHER PAYABLES AND ACCRUALS

	As of March 31,
	2025	2026
	HK$’000	HK$’000

Other payables to related parties (Note 17(c))	1,756	-
Other payables to third parties	-	2,090
Accrued operating expenses	1,322	31

Other payables and accuruals	3,078	2,121

21.	LOAN FROM A FORMER RELATED COMPANY

	As of March 31,
	2025	2026
	HK$’000	HK$’000

Loan from a former related company[1]	150	-

With effect from October 18, 2023, ECGO International Limited, the former related company, is no longer a substantial shareholder of one of the shareholders of the Company as it has disposed the corresponding equity shares.

1 The amount is unsecured, interest-free and repayable on demand.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

22.	SHARE CAPITAL

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

On May 21, 2025, the shareholders proposed to surrender both Class A and Class B Ordinary Shares with a par value of US$0.0001 to the Company with nil consideration. Specifically, Echo International proposed to surrender 3,451,545 Class A Ordinary Shares and 3,750,000 Class B Ordinary Shares; Bluemount Group Limited proposed to surrender 2,594,524 Class A Ordinary Shares and 2,818,873 Class B Ordinary Shares; Yes & Right Investment Limited proposed to surrender 2,436,610 Class A Ordinary Shares and 2,647,304 Class B Ordinary Shares; WI Holdings Limited proposed to surrender 1,331,214 Class A Ordinary Shares and 1,446,324 Class B Ordinary Shares; Be Good Investment Holdings Limited proposed to surrender 563,753 Class A Ordinary Shares and 612,500 Class B Ordinary Shares; Lissington Limited proposed to surrender 563,753 Class A Ordinary Shares and 612,500 Class B Ordinary Shares; and Mr. Wei Chieh Huang proposed to surrender 563,753 Class A Ordinary Shares and 612,500 Class B Ordinary Shares.

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

On July 11, 2025, 1,375,000 Class B Ordinary Shares were issued at a public offering price of US$4.00 on the NASDAQ.

On July 30, 2025, the underwriter of the Company had exercised the Over-Allotment Option to purchase an additional 140,000 Class B Ordinary Shares.

As of March 31, 2026, 11,505,148 Class A Ordinary Shares and 14,014,999 Class B Ordinary Shares were issued and outstanding.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

23.	DISPOSAL OF A SUBSIDIARY

During the year ended March 31, 2026, the Group had entered into a sales and purchase agreement with an independent third party to dispose of its entire equity interests in Bluemount Capital Limited at a consideration of HK$1. The disposal was completed on September 9, 2025, on which date control of Bluemount Capital Limited passed to the acquirer. The net liabilities of Bluemount Capital Limited at the date of disposal were as follows:

2026
HK$’000

Analysis of assets and liabilities over which control was lost:
Deposits and other receivables	99
Amount due from a director	237
Tax payables	(7,816)
Trade payables	(1,300)
Other payables and accruals	(899)
Loan from a former related company	(150)
Net liabilities disposed	(9,829)

Loss on disposal of a subsidiary:
Consideration received	-
Net liabilities disposed	(9,829)
Loss on disposal of a subsidiary	(9,829)

Net cash inflow arising on disposal:
Consideration received	-

24.	LEASE LIABILITIES

The Group entered into a three-year non-cancellable operating lease contract for leasing a corporate office in Hong Kong since January 2022. In January 2025, upon the expiry of the three-year lease, a new one-year lease contract for the same office premises was entered into by another subsidiary of the Group. The new lease does not contain a purchase option and qualifies as a short-term lease under IFRS 16, with short-term lease expenses of HK$nil, HK$169,000 and HK$1,122,000 recognized in profit or loss for the years ended March 31, 2024, 2025 and 2026, respectively.

As of March 31,
	2025 HK$’000	2026 HK$’000

As of April 1	843	-
Interest expenses	18	-
Lease payment	(861)	-

As of March 31	-	-

Lease Liabilities
Current portion	-	-

Maturity analysis
Less than one year	-	-
Total undiscounted lease liabilities	-	-
Amount representing implicit interest	-	-

Lease obligation	-	-

The weighted average incremental borrowing rates applied to lease liabilities is nil% (2025 and 2024: 5%).

Interest expenses for the years ended March 31, 2024, 2025 and 2026 amounted to HK$68,000, HK$18,000 and HK$nil, respectively, which were included in finance costs.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

25.	COMMITMENTS AND CONTINGENCIES

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

26.	REGULATORY REQUIREMENTS

Capital requirement as of March 31, 2026	Minimum regulatory capital requirements HK$’000	Capital level maintained HK$’000

Bluemount Securities Limited	3,000	5,160
BAML[1]	100	258

Capital requirement as of March 31, 2025	Minimum regulatory capital requirements HK$’000	Capital level maintained HK$’000

Bluemount Securities Limited	3,000	4,532
BAML[1]	100	611

The Group’s operation subsidiaries maintain a capital level greater than the minimum regulatory capital requirements and it is in compliance with the minimum regulatory capital established by the HKSFC.

1 BAML is only required to file its regulatory returns for June and December of every year. The capital levels reflected for the years or periods end represented the latest submitted regulatory form information.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

27.	CAPITAL RISK MANAGEMENT

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

28.	FINANCIAL INSTRUMENTS

(a)	Categories of financial instruments

	As of March 31,
	2025	2026
	HK$’000	HK$’000

Financial assets
Amortized cost
Trade receivables - net	14,704	64,600
Deposit and other receivables	638	2,476
Bank balance – client accounts	54,503	965
Bank balances and cash	6,084	7,360

Financial assets	75,929	75,401

Financial liabilities
Amortized cost
Trade payables	55,829	1,858
Other payables	1,756	2,090
Amount due to a director	3,407	3,204
Loan from a former related company	150	-

Financial liabilities	61,142	7,152

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

28.	FINANCIAL INSTRUMENTS - continued

(b)	Financial risk management objectives and policies

The major financial instruments of the Group include trade and other receivables, bank balances and cash, bank balances - client accounts, trade and other payables, amount due to a director and loan from a former related company. Details of the financial instruments are disclosed in the respective notes. The risks associated with these financial instruments include market risk (represented by interest rate risk), credit risk and liquidity risk. The policies on how to mitigate these risks are set out below. The Group’s management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

(i)	Market risk

Interest rate risk

The Group is primarily exposed to fair value interest rate risk in relation to bank balances. The Group has not used any derivative contracts to hedge its exposure to such interest rate risk. However, the directors of the Group monitors interest rate exposure and will consider other necessary action when significant interest rate exposure is anticipated.

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

The Group’s securities trading activities are transacted on either a cash or margin basis. The Group’s credit risk is limited because substantially all of the contracts entered into are settled directly at securities clearing organizations. In margin transactions, the Group extends credit to customers subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers’ account. IPO loans are exposed to credit risk from customers who fail to repay the loans upon IPO stock allotment. The Gorup monitors the customers’ collateral level and has the right to dispose of the newly allotted stocks once the stocks first start trading. No IPO loans are outstanding as of March 31, 2025 and 2026.

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

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

28.	FINANCIAL INSTRUMENTS - continued

(b)	Financial risk management objectives and policies - continued

(ii)	Credit risk - continued

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

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

28.	FINANCIAL INSTRUMENTS - continued

(b)	Financial risk management objectives and policies - continued

(ii)	Credit risk - continued

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

Category	Definition	Loss provision

Performing	Low risk of default and strong capacity to repay	12m ECL

Non-performing	Significant increase in credit risk	Lifetime ECL

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

28.	FINANCIAL INSTRUMENTS - continued

(b)	Financial risk management objectives and policies - continued

(ii)	Credit risk - continued

Expected credit losses assessment - continued

	As of March 31,
	2025	2026
	HK$’000	HK$’000
Breakdown of impairment allowance
Trade receivables from contracts with customers	24,184	33,660

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

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

28.	FINANCIAL INSTRUMENTS - continued

(b)	Financial risk management objectives and policies - continued

(ii)	Credit risk - continued

Expected credit losses assessment - continued

ECL for trade receivables from contracts with customers - continued

The information about the ECL for the trade receivables from contracts with customers at the end of the reporting period based on the Group’s internal credit risk grading assessment is summarized below.

	Gross carrying amount	Loss allowance	Net carrying amount
	HK$’000	HK$’000	HK$’000

At March 31, 2025
Non-performing	38,888	(24,184)	14,704

At March 31, 2026
Non-performing	98,260	(33,660)	64,600

The movement in the loss allowance for trade receivables from contracts with customers during the year is summarized below.

	Non- performing	Total
	HK$’000	HK$’000

At April 1, 2023	27,835	27,835
Increase in loss allowance	863	863
At March 31, 2024	28,698	28,698
Increase in loss allowance	330	330
Write-offs	(4,844)	(4,844)
At March 31, 2025	24,184	24,184
Increase in loss allowance	9,491	9,491
Disposal of a subsidiary	(15)	(15)

At March 31, 2026	33,660	33,660

During the years ended March 31, 2024, 2025 and 2026, net impairment loss on trade receivables from contracts with customers of HK$863,000, HK$330,000 and HK$9,491,000 was recognized, respectively. Write-off of the loss allowance for trade receivables from contracts with customers for the years ended March 31, 2024, 2025 and 2026 was HK$nil, HK$4,844,000 and HK$nil, respectively.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

28.	FINANCIAL INSTRUMENTS - continued

(b)	Financial risk management objectives and policies - continued

(ii)	Credit risk - continued

Concentration of credit risk

The Group’s exposure to credit risk associated with its activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes.

Details of the customers accounting for 10% or more of total revenue are as follows:

	2024	2024	2025	2025	2026	2026
	HK$’000	%	HK$’000	%	HK$’000	%

Customer A	13,288	40%	32,581	61%	47,251	76%

Customer B	*	-	*	-	9,124	15%

* Less than 10% of the total revenue

Details of the customers accounting for 10% or more of total trade receivables are as follows:

	2025	2025	2026	2026
	HK$’000%		HK$’000%

Customer A	7,545	51%	50,961	79%

Customer B	*	-	8,045	12%

Customer C	3,979	27%	*	-

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

Deposits and other receivables

As part of the Group’ credit risk management, the directors of the Group have obtained understanding to the credit background of the debtors and undertaken the internal credit approval process. The Group applies internal credit rating for its debtors. As of March 31, 2025 and 2026, the deposits and other receivables subject to ECL assessment were classified as “performing” by the management pursuant to their assessment. The gross carrying amounts of the other receivable are disclosed in Note 14. During the years ended March 31, 2024, 2025 and 2026, an impairment loss amounting to HK$nil, HK$nil and HK$794,000 was recognized in profit or loss, respectively.

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

28.	FINANCIAL INSTRUMENTS - continued

(b)	Financial risk management objectives and policies - continued

(iii)	Liquidity risk

The following table details the Group’s remaining contractual maturity for its non-derivative financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

	On demand or less than 1 year	Total undiscounted cash flows	Carrying amount
	HK$’000	HK$’000	HK$’000

At March 31, 2025
Trade payables	55,829	55,829	55,829
Other payables	1,756	1,756	1,756
Amount due to a director	3,407	3,407	3,407
Loan from a former related company	150	150	150

financial Assets	61,142	61,142	61,142

At March 31, 2026
Trade payables	1,858	1,858	1,858
Other payables	2,090	2,090	2,090
Amount due to a director	3,204	3,204	3,204

financial liabilities	7,152	7,152	7,152

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

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

29.	SEGMENT INFORMATION

	For the year ended March 31, 2024
	Security related service and asset management income	Trading of timepieces	Corporate	Eliminations	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Revenue	19,560	13,288	-	-	32,848
Cost of revenue	(2,585)	(12,493)	-	-	(15,078)
Other income	1	-	2,000	(2,000)	1
Impairment loss on trade and other receivables, net of reversal	(830)	(33)	-	-	(863)
Administrative expenses	(5,278)	(73)	(1,622)	2,000	(4,973)
Finance costs	243	86	(968)	-	(639)
Profit/(loss) before tax	11,111	775	(590)	-	11,296

	For the year ended March 31, 2025
	Security related service and asset management income	Trading of timepieces	Corporate	Eliminations	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Revenue	20,884	32,873	-	-	53,757
Cost of revenue	(1,947)	(31,887)	-	-	(33,834)
Other income	167	332	25	(498)	26
Impairment loss on trade and other receivables, net of reversal	21,755	(22,085)	-	-	(330)
Administrative expenses	(2,810)	(787)	(2,948)	498	(6,047)
Finance costs	142	194	(619)	-	(283)
Profit/(loss) before tax	38,191	(21,360)	(3,542)	-	13,289

Total assets	144,622	48,138	47,642	(128,122)	112,280
Total liabilities	(65,445)	(71,939)	(18,495)	82,102	(73,777)

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

29.	SEGMENT INFORMATION - continued

	For the year ended March 31, 2026
	Security related service and asset management income	Trading of timepieces	Corporate	Elimination	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Revenue	14,678	47,381	-	-	62,059
Cost of revenue	(1,509)	(44,453)	-	-	(45,962)
Other income	1,096	-	-	(1,096)	-
Other gains and losses	-	-	9,721	-	9,721
Impairment loss on trade and other receivables, net of reversal	(3,492)	(6,749)	(44)	-	(10,285)
Administrative expenses	(1,617)	(1,960)	(478)	1,096	(2,959)
Finance costs	155	268	(630)	-	(207)
Profit/(loss) before tax	9,311	(5,513)	8,569	-	12,367

Total assets	44,017	30,597	67,212	(42,806)	99,020
Total liabilities	(6,832)	(4,669)	(1,098)	-	12,599

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

BLUEMOUNT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

30.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

	Dividend payables HK$’000	Lease liabilities HK$’000	Amount due to a director HK$’000	Loan from a former related company HK$’000	Total HK$’000

At April 1, 2023	6,096	1,827	2,671	350	10,944
Financing cash flows	-	(1,052)	497	(200)	(755)
Finance costs	348	68	-	-	416

At March 31, 2024	6,444	843	3,168	150	10,605
Financing cash flows	(6,444)	(861)	239	-	(7,066)
Finance costs	-	18	-	-	18

At March 31, 2025	-	-	3,407	150	3,557
Financing cash flows	-	-	(440)	-	(440)
Disposal of a subsidiary	-	-	237	(150)	87

At March 31, 2026	-	-	3,204	-	3,204

31.	SUBSEQUENT EVENTS

The Company has assessed all events from March 31, 2026, up through the date that these consolidated financial statements are available to be issued, and there are no material subsequent events that require recognition or disclosure in these consolidated financial statements.

